Exhibit 99.1

Itaú Unibanco Holding S.A.

Itaú

1Q15

Management Discussion & Analysis and Complete Financial Statements

CONTENTS

Management Discussion & Analysis	03

Executive Summary	05

Income Statement Analysis	16

Managerial Financial Margin	16

Result from Loan Losses	21

Banking Service Fees, Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds	24

Banking & Insurance Operations	28

Non-interest Expenses	36

Tax Expenses for ISS, PIS, Cofins and Others	38

Income Tax and Social Contribution on Net Income	38

Balance Sheet	40

Balance Sheet by Currency	45

Risk Management	46

Capital Ratios	47

Ownership Structure	49

Stock Market Performance	50

Segment Analysis	55

Activities Abroad	61

Report of Independent Auditors	67

Complete Financial Statements	71

It should be noted that the managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

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Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights

In R$ millions (except where indicated), end of period	1Q15	4Q14	1Q14
Results
Recurring Net Income	5,808	5,660	4,529
Net Income	5,733	5,520	4,419
Operating Revenues (1)	24,946	23,754	20,662
Managerial Financial Margin (2)	15,963	14,705	12,488

Shares
Recurring Net Income per share (R$)(3)	1.06	1.03	0.83
Net Income per share (R$) (3)	1.05	1.01	0.81
Number of Outstanding Shares at the end of period – in thousands (4)	5,468,988	5,477,002	5,466,773
Average price of non-voting share on the last trading day of the period (R$) (4)	35.23	34.72	30.70
Book Value per Share (R$)	17.73	17.50	15.03
Dividends/Interest on Own Capital net of taxes (5)	1,319	3,694	797
Dividends/Interest on Own Capital net of taxes (5) per share (R$)	0.24	0.67	0.15
Market Capitalization (6)	192,672	190,161	167,830
Market Capitalization (6) (US$ millions)	60,060	71,592	74,163

Performance
Recurring Return on Average Equity – Annualized (7)	24.5%	24.7%	22.6%
Return on Average Equity – Annualized (7)	24.2%	24.0%	22.0%
Recurring Return on Average Assets – Annualized (8)	1.9%	1.9%	1.6%
Return on Average Assets – Annualized (8)	1.8%	1.9%	1.6%
Solvency Ratio - Consolidated Prudential (BIS Ratio) (9)	15.3%	16.9%	15.6%
Common Equity Tier I	11.6%	12.5%	11.1%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (10)	11.4%	11.9%	9.6%
Annualized Credit Margin (11)	11.1%	11.0%	10.9%
Annualized Net Interest Margin with Clients (11)	9.6%	9.7%	8.9%
Annualized Net Interest Margin of Credit after Provision for Credit Risk (11)	6.9%	7.9%	7.5%
Annualized Net Interest Margin with Clients after Provision for Credit Risk (11)	6.6%	7.3%	6.6%
Nonperforming Loans Index (NPL over 90 days)	3.0%	3.1%	3.5%
Nonperforming Loans Index (NPL 15 to 90 days)	2.9%	2.5%	3.0%
Coverage Ratio (Provision for Loan and Lease Losses/NPL over 90 days)	200%	193%	176%
Efficiency Ratio (ER) (12)	43.2%	46.5%	48.2%
Risk-Adjusted Efficiency Ratio (RAER) (12)	62.7%	61.6%	65.1%

Balance Sheet
Total Assets	1,294,613	1,208,702	1,107,376
Total Loan Portfolio, including Sureties and Endorsements	543,394	525,519	480,120
Loan Portfolio (A)	468,105	451,760	408,291
Sureties, Endorsements and Guarantees	75,289	73,759	71,829
Deposits + Debentures + Securities + Borrowings and Onlending (B) (13)	584,423	573,106	542,121
Loan Portfolio/Funding (A/B)	80.1%	78.8%	75.3%
Stockholders' Equity	96,954	95,848	82,173

Other
Assets Under Administration	694,824	668,516	626,696
Total Number of Employees	92,757	93,175	94,909
Brazil	85,773	86,192	88,021
Abroad	6,984	6,983	6,888
Branches and CSB – Client Service Branches	5,032	5,070	5,028
ATM – Automated Teller Machines (14)	27,458	27,916	27,858

Indicators
EMBI Brazil Risk	319	259	226
CDI rate – In the Period (%)	2.8%	2.8%	2.4%
Dollar Exchange Rate – Quotation in R$	3.2080	2.6562	2.2630
Dollar Exchange Rate – Variation in the Period (%)	20.8%	8.4%	-3.4%
Euro Exchange Rate – Quotation in R$	3.4457	3.2270	3.1175
Euro Exchange Rate – Variation in the Period (%)	6.8%	4.3%	-3.5%
IGP-M – In the Period (%)	2.0%	1.9%	2.5%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses, Equity in Earnings of Affliates and Non-Operating Income; (2) Described on pages 16 to 20; (3) Calculated based on the weighted average number of outstanding shares; (4) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014; (5) JCP – Interest on Capital. Declared amounts paid/ accrued; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (7) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of the returns were adjusted by the amount of dividends that has not yet been approved in stockholders’ or Board meetings, proposed after the balance sheet date; (8) Return was calculated by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. (9) Up the fourth quarter of 2014, this ratio was calculated based on the financial conglomerate; (10) Takes into consideration mitigating actions and use of tax loss carryforwards. (11) Does not include financial margin with the market. See details on page 17; (12) For further details on the calculation methodology of both Effciency and Risk-Adjusted Effciency ratios, please refer to page 37; (13) As described on page 44; (14) Includes ESBs (electronic service branches) and service points in third parties’ establishments.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,808 million in the first quarter of 2015 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,733 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	1Q15	4Q14	1Q14
Recurring Net Income	5,808	5,660	4,529
Non-Recurring Events	(75)	(140)	(110)
Gain from Sale of Large Risk Insurance Operations (a)	-	736	-
IRB (b)	-	28	33
Complementary Allowance for Loan Losses (c)	-	(668)	-
Goodwill Amortization (d)	(60)	(54)	(42)
Provision for Contingencies (e)	(42)	(38)	(41)
Improvement of Labor Claim Provision Model (f)	-	(74)	-
Porto Seguro (g)	-	-	(60)
Program for Settlement or Installment Payment of Taxes (h)	27	(62)	-
Realization of Assets and Impairment (i)	-	(9)	-
Net Income	5,733	5,520	4,419

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Gain from Sale of Large Risk Insurance Operations: Effect of the sale of our large risk insurance operation completed on October 31, 2014.

(b) IRB: In 2014, effect of the favorable decision on the increase of the PIS/COFINS calculation basis of IRB Brasil Resseguros S.A.

(c) Complementary Allowance for Loan Losses: Recognition of an additional allowance to the minimum required by Resolution No. 2,682/99 of the National Monetary Council, due to a lower economic growth scenario that could affect specific sectors.

(d) Goodwill Amortization: Effect of the goodwill amortization generated by the acquisitions carried out by the Conglomerate.

(e) Provision for Contingencies: Recognition of provision for losses arising from economic plans that were in effect in Brazil during the 1980's.

(f) Improvement of Labor Claim Provision Model: Resulting from changes for the improvement of our model for the recognition of provisions for own and third parties’ labor claims.

(g) Porto Seguro: Effect of the favorable decision, by the Federal Supreme Court (STF), on the legality of the COFINS tax on this type of operation in proportion to our interest in the company, in addition to the provision for losses on tax losses in the first quarter of 2014.

(h) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal Taxes – Law No. 12,996/14 and Law No. 13,043/14 and State Taxes – Law No. 15,387/14.

(i) Realization of Assets and Impairment: In 2014, this item was mainly composed of the impairment of assets.

Managerial Income Statement

We apply consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page ("Reconciliation between Accounting and Managerial Statements"). Additionally, we adjusted the tax effects of the hedges of investments abroad - which were originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and were reclassified to the financial margin - and the non-recurring effects.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the first quarter of 2015, the Brazilian real depreciated 20.8% against the U.S. dollar and 6.8% against the Euro, compared with depreciations of 8.4% and 4.3%, respectively, in the previous quarter.

Highlights

In line with changes in our organizational structure, as of this quarter we changed the way we present our segments, in order to adjust it to our current business management structure. For further details, please see page 55 of this report.

Reaffrming our commitment to the Brazilian market and the creation of long-term value to our stockholders, on March 16, 2015, we entered into an agreement with Mastercard in the payment solutions market. During the 20-year term of this alliance, we, together with Mastercard, will operate a new electronic payments network under a brand with domestic and international acceptance. This alliance is subject to the satisfaction of certain precedent conditions, including the approval by appropriate regulatory authorities.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis Executive Summary

The reconciliation of the Accounting and Managerial Income Statements for the past two quarters is presented below.

Reconciliation between Accounting and Managerial Statements | 1st Quarter of 2015

		Non-recurring	Tax Effect of	Managerial
In R$ millions	Accounting	Effects	Hedge	Reclassifications	Managerial
Operating Revenues	19,660	(45)	5,783	(452)	24,946
Managerial Financial Margin	10,143	53	5,783	(15)	15,963
Financial Margin with Clients	14,055	53	-	(15)	14,092
Financial Margin with Market	(3,912)	-	5,783	-	1,871
Banking Services Fees and Income from Banking Charges	7,422	-	-	(555)	6,867
Results from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,627	-	-	490	2,117
Other Operating Income	326	(98)	-	(228)	-
Equity in Earnings of Affiliates and Other Investments	134	-	-	(134)	-
Non-operating Income	9	-	-	(9)	-
Loan Losses Net of Recovery	(4,419)	-	-	(35)	(4,455)
Expenses for Allowance for Loan and Lease Losses	(5,480)	-	-	(35)	(5,515)
Income from Recovery of Loans Written Off as Losses	1,060	-	-	-	1,060
Retained Claims	(368)	-	-	-	(368)
Other Operating Income/(Expenses)	(11,716)	81	(377)	409	(11,602)
Non-interest Expenses	(10,372)	81	-	409	(9,881)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,079)	-	(377)	-	(1,455)
Selling Expenses from Insurance	(266)	-	-	-	(266)
Income before Tax and Profit Sharing	3,156	37	5,406	(78)	8,520
Income Tax and Social Contribution	2,718	38	(5,406)	42	(2,607)
Profit Sharing	(36)	-	-	36	-
Minority Interests	(105)	-	-	-	(105)
Net Income	5,733	75	-	-	5,808

Reconciliation between Accounting and Managerial Statements | 4th Quarter of 2014

		Non-recurring	Tax Effect of	Managerial
In R$ millions	Accounting	Effects	Hedge	Reclassifications	Managerial
Operating Revenues	23,214	(1,106)	2,007	(361)	23,754
Managerial Financial Margin	12,583	20	2,007	95	14,705
Financial Margin with Clients	13,572	20	-	95	13,687
Financial Margin with Market	(988)	-	2,007	-	1,018
Banking Services Fees and Income from Banking Charges	7,362	-	-	(537)	6,825
Results from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,768	24	-	431	2,224
Other Operating Income	145	29	-	(174)	-
Equity in Earnings of Affiliates and Other Investments	217	(28)	-	(188)	-
Non-operating Income	1,139	(1,151)	-	12	-
Loan Losses Net of Recovery	(4,421)	1,113	-	24	(3,284)
Expenses for Allowance for Loan and Lease Losses	(5,750)	1,113	-	24	(4,614)
Income from Recovery of Loans Written Off as Losses	1,330	-	-	-	1,330
Retained Claims	(497)	-	-	-	(497)
Other Operating Income/(Expenses)	(11,945)	278	(212)	245	(11,633)
Non-interest Expenses	(10,636)	278	-	245	(10,113)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,027)	-	(212)	-	(1,239)
Selling Expenses from Insurance	(281)	-	-	-	(281)
Income before Tax and Profit Sharing	6,351	285	1,795	(91)	8,340
Income Tax and Social Contribution	(674)	(144)	(1,795)	18	(2,595)
Profit Sharing	(73)	-	-	73	-
Minority Interests	(84)	(1)	-	-	(85)
Net Income	5,520	140	-	-	5,660

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis Executive Summary

We present below the income statement from the standpoint that highlights Operating Revenues, which are composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	1Q15	4Q14	variation		1Q14	variation
Operating Revenues	24,946	23,754	1,192	5.0%	20,662	4,284	20.7%
Managerial Financial Margin	15,963	14,705	1,258	8.6%	12,488	3,475	27.8%
Financial Margin with Clients	14,092	13,687	405	3.0%	11,874	2,218	18.7%
Financial Margin with Market	1,871	1,018	853	83.7%	614	1,257	204.9%
Banking Services Fees and Income from Banking Charges	6,867	6,825	42	0.6%	6,057	810	13.4%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,117	2,224	(108)	-4.8%	2,118	(1)	-0.1%
Loan Losses Net of Recovery	(4,455)	(3,284)	(1,171)	35.7%	(3,164)	(1,291)	40.8%
Expenses for Allowance for Loan and Lease Losses	(5,515)	(4,614)	(901)	19.5%	(4,252)	(1,264)	29.7%
Income from Recovery of Loans Written Off as Losses	1,060	1,330	(269)	-20.3%	1,088	(27)	-2.5%
Retained Claims	(368)	(497)	129	-25.9%	(487)	119	-24.3%
Operating Margin	20,123	19,973	150	0.8%	17,011	3,111	18.3%
Other Operating Income/(Expenses)	(11,602)	(11,633)	31	-0.3%	(10,464)	(1,138)	10.9%
Non-interest Expenses	(9,881)	(10,113)	232	-2.3%	(9,039)	(842)	9.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,455)	(1,239)	(216)	17.5%	(1,160)	(296)	25.5%
Selling Expenses From Insurance	(266)	(281)	15	-5.3%	(265)	(1)	0.4%
Income before Tax and Minority Interests	8,520	8,340	181	2.2%	6,547	1,973	30.1%
Income Tax and Social Contribution	(2,607)	(2,595)	(12)	0.5%	(1,955)	(652)	33.4%
Minority Interests in Subsidiaries	(105)	(85)	(21)	24.3%	(64)	(42)	65.1%
Recurring Net Income	5,808	5,660	148	2.6%	4,529	1,279	28.2%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	1Q15	4Q14	variation		1Q14	variation
Managerial Financial Margin	15,963	14,705	1,258	8.6%	12,488	3,475	27.8%
Financial Margin with Clients	14,092	13,687	405	3.0%	11,874	2,218	18.7%
Financial Margin with Market	1,871	1,018	853	83.7%	614	1,257	204.9%
Results from Loan and Lease Losses	(4,455)	(3,284)	(1,171)	35.7%	(3,164)	(1,291)	40.8%
Expenses for Allowance for Loan and Lease Losses	(5,515)	(4,614)	(901)	19.5%	(4,252)	(1,264)	29.7%
Income from Recovery of Loans Written Off as Losses	1,060	1,330	(269)	-20.3%	1,088	(27)	-2.5%
Net Result from Financial Operations	11,508	11,421	87	0.8%	9,324	2,185	23.4%
Other Operating Income/(Expenses)	(2,988)	(3,082)	94	-3.0%	(2,776)	(212)	7.6%
Banking Services Fees and Income from Banking Charges	6,867	6,825	42	0.6%	6,057	810	13.4%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,482	1,446	36	2.5%	1,366	116	8.5%
Non-interest Expenses	(9,881)	(10,113)	232	-2.3%	(9,039)	(842)	9.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,455)	(1,239)	(216)	17.5%	(1,160)	(296)	25.5%
Income before Tax and Minority Interests	8,520	8,340	181	2.2%	6,547	1,973	30.1%
Income Tax and Social Contribution	(2,607)	(2,595)	(12)	0.5%	(1,955)	(652)	33.4%
Minority Interests in Subsidiaries	(105)	(85)	(21)	24.3%	(64)	(42)	65.1%
Recurring Net Income	5,808	5,660	148	2.6%	4,529	1,279	28.2%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis Executive Summary

Net Income

The recurring net income for the first quarter of 2015 amounted to R$5,808 million, representing increases of 2.6% when compared to the previous quarter and 28.2% from the same period of the previous year.

The increase in net income for the first quarter of 2015, when compared to the previous quarter, reflects the 5.0% growth in operating revenues, mainly due to the higher managerial financial margin, partially offset by higher expenses for allowances for loan losses and lower revenues from the recovery of loan losses (seasonally lower in first quarters). This increase was also due to lower non-interest expenses and claims expenses, which dropped 2.3% and 25.9%, respectively.

Return on Average Equity

Annualized recurring return on average equity reached 24.5% in the first quarter of 2015. On March 31, 2015, stockholders’ equity totaled R$97.0 billion, with increases of 1.2% when compared to the previous quarter and of 18.0% from the same period of the previous year.

In the first quarter of 2015, annualized recurring return on average assets reached 1.9%, unchanged when compared to the fourth quarter of 2014.

Operating Revenues

In the first quarter of 2015, operating revenues, representing revenues from banking and insurance, pension plan and premium bonds operations, totaled R$24,946 million, 5.0% and 20.7% higher than the previous quarter and the same period of the previous year, respectively.

The main components of operating revenues and other items of income statement are presented below.

Managerial Financial Margin

Managerial financial margin for the first quarter of 2015 totaled R$15,963 million, R$1,258 million higher when compared to the fourth quarter of 2014, mainly due to the increase in our financial margin with clients by R$405 million, despite fewer calendar days in the quarter, among other factors, totaling R$14,092 million, and to the increase in our financial margin with market of R$853 million (totaling R$1,871 million).

Our managerial financial margin increased R$3,475 million when compared to the same period of 2014. This growth is due to the increases of R$2,218 million in the financial margin with clients and of R$1,257 million in the financial margin with market.

Managerial Financial Margin of Credit, net of the Allowance from Loan Losses

Our financial margin of credit, net of expenses for allowance for loan losses and recovery of credits, increased 2.6% from the first quarter of 2014 and decreased 10.9% when compared to the fourth quarter of 2014. The ratio of expenses for allowance for loan losses, net of recovery, to the financial margin of credit reached 37.8% this quarter.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis Executive Summary

Result from Loan Losses, Net of Recovery

The result from loan losses, net of recovery, increased 35.7% when compared to the previous quarter, totaling R$4,455 million in the quarter. This growth is due to the increase in expenses for the allowance for loan losses of 19.5% (R$901 million), mainly in the corporate segment and from the 20.3% (R$269 million) decrease in revenues from recovery of loans written off as losses. Compared to the first quarter of 2014, the result from loan losses, net of recovery, increased 40.8%.

Banking Services Fees and Income from Banking Charges

Banking service fees, including income from banking charges, increased R$42 million (0.6%) when compared to the previous quarter, totaling R$6,867 million. When compared to the same period of the previous year, these revenues increased R$810 million (13.4%).

Result from Insurance, Pension Plan and Premium Bonds

In the first quarter of 2015, the result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension and premium bonds, reached R$1,397 million, an increase of R$31 million from the previous quarter and of R$165 million from the first quarter of 2014.

The loss ratio from core activities reached 24.4% this quarter.

Non-Interest Expenses

Non-interest expenses decreased 2.3% in the first quarter of 2015 when compared to the fourth quarter of 2014. Personnel expenses increased R$88 million, whereas administrative expenses were down R$326 million in the first quarter of 2015 from the previous quarter.

When compared to the first quarter of 2014, non-interest expenses increased R$842 million (9.3%).

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on page 37.

In the first quarter of 2015, the effciency ratio, in the criteria that includes all expenses except for the expenses for the allowance for loan losses, reached 43.2%, an improvement of 330 basis points compared to the previous quarter, due to increase in operating revenues (5.0%) and by the decrease in non-interest expenses (2.3%). In the 12-month period, the effciency ratio reached 45.7%, with an improvement of 130 basis points from the previous quarter and of 330 basis points from the same period of the previous year.

In the first quarter of 2015, the risk-adjusted effciency ratio, in the concept including all expenses and the expenses for allowance for loan losses, reached 62.7%, an increase of 110 basis points when compared to the previous quarter due the increase in expenses for allowance for loan losses (19.5%) and lower revenues from recovery of loans written off as losses (20.3%). In the 12-month period, the risk-adjusted effciency ratio reached 62.4%.

The calculation methodology for the effciency and risk-adjusted effciency ratios changed to better reflect the institution’s overall performance. In accordance with the previously adopted concept, the effciency ratio and the risk-adjusted effciency ratio would be 43.2% and 63.7%, respectively, in the first quarter of 2015. For further details of this change, please refer to page 37.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	1Q15	4Q14	variation	1Q14	variation
Current and Long-term Assets	1,274,667	1,188,779	7.2%	1,089,744	17.0%
Cash and Cash Equivalents	18,687	17,527	6.6%	16,030	16.6%
Short-term Interbank Investments	225,076	229,828	-2.1%	190,553	18.1%
Securities and Derivative Financial Instruments	324,060	299,627	8.2%	266,582	21.6%
Interbank and Interbranch Accounts	67,001	63,810	5.0%	85,687	-21.8%
Loan, Lease and Other Loan Operations	468,105	451,760	3.6%	408,291	14.6%
(Allowance for Loan Losses)	(28,354)	(26,948)	5.2%	(25,042)	13.2%
Other Assets	200,092	153,175	30.6%	147,643	35.5%
Foreign Exchange Portfolio	83,050	42,392	95.9%	41,498	100.1%
Other	117,042	110,782	5.7%	106,145	10.3%
Permanent Assets	19,947	19,923	0.1%	17,632	13.1%
Investments	3,539	3,526	0.4%	3,375	4.9%
Fixed and Operating Lease Assets	7,521	7,561	-0.5%	6,621	13.6%
Intangible Assets and Goodwill	8,887	8,836	0.6%	7,635	16.4%
Total Assets	1,294,613	1,208,702	7.1%	1,107,376	16.9%

At the end of the first quarter of 2015, our assets totaled R$1.29 trillion, an increase of 7.1% (R$85.9 billion) when compared to the previous quarter. The main changes are presented below:

When compared to the previous year, the increase of 16.9% (R$187.2 billion) were mainly due to the results from the growth in the loan portfolio and from securities and derivative financial instruments.

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	1Q15	4Q14	variation	1Q14	variation
Current and Long-Term Liabilities	1,194,447	1,109,017	7.7%	1,022,145	16.9%
Deposits	298,652	294,773	1.3%	278,208	7.3%
Demand Deposits	56,660	48,733	16.3%	43,217	31.1%
Savings Deposits	117,357	118,449	-0.9%	108,932	7.7%
Interbank Deposits	28,135	19,125	47.1%	5,493	412.2%
Time Deposits	96,500	108,465	-11.0%	120,567	-20.0%
Deposits Received under Securities Repurchase Agreements	330,858	325,013	1.8%	288,616	14.6%
Fund from Acceptances and Issue of Securities	50,753	47,750	6.3%	43,866	15.7%
Interbank and Interbranch Accounts	9,365	5,260	78.0%	12,766	-26.6%
Borrowings and Onlendings	96,265	88,776	8.4%	76,927	25.1%
Derivative Financial Instruments	30,997	17,394	78.2%	12,049	157.3%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	116,737	112,675	3.6%	104,595	11.6%
Other Liabilities	260,819	217,374	20.0%	205,116	27.2%
Subordinated Debt	59,527	54,569	9.1%	55,534	7.2%
Foreign Exchange Portfolio	84,030	43,176	94.6%	42,150	99.4%
Other	117,262	119,629	-2.0%	107,432	9.2%
Deferred Income	1,513	1,423	6.3%	1,138	32.9%
Minority Interest in Subsidiaries	1,700	2,415	-29.6%	1,919	-11.4%
Stockholders' Equity	96,954	95,848	1.2%	82,173	18.0%
Total Liabilities and Equity	1,294,613	1,208,702	7.1%	1,107,376	16.9%

The main changes in liabilities at the end of the first quarter of 2015, when compared to the previous quarter, are presented in the chart below:

When compared to the previous year, the main changes are as follows:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis Executive Summary

Loan Portfolio with Endorsements, Sureties and Private Securities

At the end of the first quarter of 2015, our total loan portfolio (including sureties, endorsements and private securities) reached R$578,596 million, growing 3.4% when compared to the fourth quarter of 2014 and 13.8% when compared to the same period of the previous year. Excluding the effect of the foreign exchange variation, our loan portfolio would have decreased 0.6% in the quarter and increased 6.3% in the 12-month period.

In the individuals segment, the highlight was the growth of the low -risk loan portfolios: payroll loans, which increased 10.1% in the quarter and 81.0% in the 12-month period, and mortgage loans, which increased 4.5% in the quarter, and 19.6% in the 12-month period, respectively, whereas the vehicles portfolio decreased 9.0% in the quarter and 29.0% in the 12-month period.

The companies segment, excluding private securities, grew 3.1% in the quarter and 10.7% in the 12-month period. Corporate loans increased 3.7% when compared to the previous quarter and 14.5% in the past 12 months, whereas the very small, small and middle market companies portfolio grew 1.6% in the first quarter of 2015 and 1.9% in the 12-month period. Considering private security operations, the companies segment recorded a 3.1% increase when compared to the fourth quarter of 2014 and 12.0% in the 12-month period. Excluding the effect of the foreign exchange variation, this portfolio, including private securities, would have decreased 1.4% when compared to the fourth quarter of 2014 and increased 3.0% in the 12-month period.

The balance of our operations in Latin America grew 17.7% in the quarter and 40.4% in the 12-month period. Excluding the effect of the foreign exchange variation, the growth of this portfolio would have been 1.1% when compared to the fourth quarter of 2014 and 11.6% in the 12-month period.

The balance of endorsements and sureties reached R$75,289 million at the end of the first quarter of 2015, with increases of 2.1% when compared to the fourth quarter of 2014 and of 4.8% in the past 12 months, mainly due to changes in the corporate portfolio, which increased 1.9% from the previous quarter and 5.1% in the 12-month period.

In R$ millions, end of period	1Q15	4Q14	variation	1Q14	variation
Individuals	187,286	186,212	0.6%	168,214	11.3%
Credit Card Loans	56,331	59,321	-5.0%	52,966	6.4%
Personal Loans	29,822	28,541	4.5%	28,274	5.5%
Payroll Loans (1)	44,608	40,525	10.1%	24,652	81.0%
Vehicle Loans	26,331	28,927	-9.0%	37,086	-29.0%
Mortgage Loans (2)	30,194	28,898	4.5%	25,236	19.6%
Companies	304,409	295,366	3.1%	275,083	10.7%
Corporate Loans	218,970	211,241	3.7%	191,260	14.5%
Very Small, Small and Middle Market Loans (3)	85,439	84,125	1.6%	83,822	1.9%
Latin America (4)	51,699	43,942	17.7%	36,823	40.4%
Total with Endorsements and Sureties	543,394	525,519	3.4%	480,120	13.2%
Corporate - Private Securities (5)	35,202	34,175	3.0%	28,126	25.2%
Total with Endorsements, Sureties and Private Securities	578,596	559,694	3.4%	508,246	13.8%
Total with Endorsements, Sureties and Private Securities(6) (ex-foreign exchange rate variation)	578,596	582,068	-0.6%	544,316	6.3%
Endorsements and Sureties	75,289	73,759	2.1%	71,829	4.8%
Individuals	478	552	-13.5%	518	-7.8%
Corporate	67,964	66,727	1.9%	64,663	5.1%
Very Small, Small and Middle Market	4,268	4,213	1.3%	3,931	8.6%
Latin America (4)	2,580	2,267	13.8%	2,717	-5.0%

(1) Includes operations originated by the institution and acquired operations. (2) The table does not include co-obligation in mortgage loan assignments in the amount of R$186.3 million in the 4Q11. (3) Includes Rural Loans to Individuals. (4) Includes Argentina, Chile, Colombia, Paraguay and Uruguay. (5) Includes Debentures, CRI and Commercial Paper. (6) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For more details, please refer to page 41.

Loan Portfolio – Currency Breakdown

On March 31, 2015, R$135.7 billion of our total credit assets were denominated in or indexed to foreign currencies and grew 16.5% in the quarter, mainly due to the depreciation of the Brazilian real in relation to the U.S. dollar and the currencies of other Latin American countries.

NPL Ratio (90 days overdue)

In the end of the first quarter of 2015, the NPL ratio for operations that are overdue for more than 90 days (NPL 90) decreased 10 basis points when compared to the previous quarter and 50 basis points when compared to March 2014. Excluding the effect of the foreign exchange variation, this ratio remained stable when compared to the previous quarter.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis Executive Summary

2015 Outlook (*)

The expectations for 2015 previously disclosed and reviewed are presented below:

previous	reviewed

▲ 6% to 9%	▲ 3% to 7%	Total Loan Portfolio [1]

▲ 10% to 14%	▲ 14.5% to 17.5%	Managerial Financial Margin [2]

Between	Between
R$13 billion and	R$15 billion and	Loan Loss Provision Expenses net of Recoveries
R$15 billion	R$18 bilion

▲ 9% to 11%	▲ 9.5% to 11.5%	Services Fees and Result from Insurance [3]

▲ 6.5% to 8.5%	▲ 7.0% to 10.0%	Non-Interest Expenses

(*)	Does not consider the effect of CorpBanca´s transaction, which is subject to regulatory approvals.
(1)	Includes endorsements, sureties and private securities;
(2)	Includes Financial Margin with Clients and Financial Margin with Market;
(3)	Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Selling Expenses for Insurance, Pension Plan and Premium Bonds.

Although the growth plans and projections of results presented above are based on assumptions of management and information available in the market to date, these expectations involve inaccuracies and risks that are diffcult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures over products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

Management Discussion & Analysis Executive Summary

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Itaú Unibanco Holding S.A.	14

Itaú

1st quarter of 2015

Management Discussion & Analysis

Income Statement Analysis

Itaú Unibanco Holding S.A.

Management Discussion & Analysis Income Statement Analysis

Managerial Financial Margin

The managerial financial margin for the first quarter of 2015 totaled R$15,963 million, an increase of R$1,258 million, or 8.6%, compared to the previous quarter.

When compared to the same period of the previous year, our managerial financial margin increased R$3,475 million (27.8%). The main drivers of these variations are presented below:

In R$ millions	1Q15	4Q14	variation		1Q14	variation
Financial Margin with Clients	14,092	13,687	405	3.0%	11,874	2,218	18.7%
Interest Rate-Sensitive	1,926	1,970	(44)	-2.2%	1,339	587	43.8%
Spread-Sensitive	12,166	11,717	449	3.8%	10,535	1,631	15.5%
Financial Margin with Market	1,871	1,018	853	83.7%	614	1,257	204.9%
Total	15,963	14,705	1,258	8.6%	12,488	3,475	27.8%

Managerial Financial Margin with Clients

The managerial financial margin with clients consists of revenues generated by the use of financial products by clients, including both account and non-account holders.

In the first quarter of 2015, the financial margin with clients totaled R$14,092 million, a 3.0% increase from the previous quarter. This increase, which corresponds to R$405 million, was mainly due to the mix of products and spread of the current quarter, in addition to the greater volume of spread-sensitive operations, which more than offset the negative impact of the fewer calendar days in the period.

For clarity purposes, we divide these operations into two different groups: financial margin of interest rate-sensitive operations, and financial margin of spread-sensitive operations.

Interest Rate-Sensitive Operations

Financial margin of interest-rate sensitive operations totaled R$1,926 million in the first quarter of 2015, 2.2% or R$44 million down from the previous period. This decrease was mainly due to a higher balance of operations in US dollars, consisting of investments in U.S. Treasury Bonds, and to a lower balance of operations in Brazilian reais, subject to the Brazilian benchmark rate (SELIC) rate.

When compared to the first quarter of 2014, the rise in the SELIC rate positively impacted the financial margin of these operations, which grew R$587 million or 43.8%.

Annualized Rate of Interest Rate-Sensitive Operations

In R$ millions	1Q15	4Q14	variation
Average Balance	78,884	76,544	2,340	3.1%
Financial Margin	1,926	1,970	(44)	-2.2%
Annualized Rate	9.9%	10.2%		-30	bps
Average SELIC - Annualized Rate	11.6%	10.9%		70	bps

Spread-Sensitive Operations

The financial margin of spread-sensitive operations amounted to R$12,166 million in the first quarter of 2015, corresponding to a 3.8%, or R$449 million, increase from the previous quarter.

In the first quarter of 2015, the credit spread reached 11.1%, a 10 basis point increase when compared to the previous period. Excluding the effect of the foreign exchange variation, this indicator would have reached 11.3% in the period.

The credit spread after the allowance for loan losses reached 6.9% in the quarter, 100 basis points lower than the fourth quarter of 2014.

The spread of other interest-bearing assets included in this analysis reached 1.9%, 70 basis points higher than in the previous quarter. The combined spread of spread-sensitive operations reached 9.6% in this period, remaining steady when compared to the fourth quarter of 2014.

Annualized Rate of Spread-Sensitive Operations

In R$ millions	1Q15	4Q14	variation
Average Balance	514,127	486,061	28,066	5.8%
Financial Margin	12,166	11,717	449	3.8%
Annualized Rate	9.6%	9.6%		0	bps

Managerial Financial Margin with Market

The financial margin with the market consists of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

The financial margin with the market in the first quarter of 2015 amounted to R$1,871 million, an increase of R$853 million from the previous quarter, primarily driven by the higher result from trading and structural positions in Brazil and abroad.

Financial Margin with Market

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis Income Statement Analysis

Managerial Financial Margin with Clients

As a result of the previously mentioned changes, the Net Interest Margin – NIM, the annualized rate of managerial financial margin with clients, which excludes the financial margin with market, reached 9.6% in the first quarter of 2015, 10 basis points down from the previous quarter.

The risk-adjusted NIM reached 6.6%, 70 basis points down from the fourth quarter of 2014.

The Net Interest Margin of Credit after Provisions for Credit Risk reached 6.9% in the first quarter of 2015, a 100-basis-point reduction from the previous period. Excluding the effect of the foreign exchange variation, this ratio would have reached 7.1%.

	1Q15			4Q14			1Q14
			Average			Average			Average
	Average	Financial	Rate	Average	Financial	Rate	Average	Financial	Rate
In R$ millions	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)
Demand Deposits + Floatings	57,409			51,935			51,207
(-) Reserve Requirements	(22,887)			(20,621)			(18,288)
Contingent Liabilities (-) Deposits in guarantee of Contingent	4,244			3,918			3,792
Tax and Social Security obligations (-) Deposits in guarantee	7,337			11,136			14,758
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	71,619			67,910			57,291
(-) Tax Credits	(38,838)			(37,734)			(40,910)
Interest Rate-Sensitive Operations Margin with Clients - Brazil and Abroad (A)	78,884	1,926	9.9%	76,544	1,970	10.2%	67,850	1,339	8.0%
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	82,643			69,854			82,375
Interbank and Interbranch Accounts (**)	3,222			3,481			4,301
Spread-Sensitive Margin with Clients – Other Assets	85,865	395	1.9%	73,335	225	1.2%	86,676	239	1.1%
Loans, Leasing and Other Credits	455,752			438,341			410,066
(Allowance for Loan Losses)	(27,489)			(25,616)			(25,748)
Spread-Sensitive Margin with Clients – Credit (B)	428,262	11,770	11.1%	412,726	11,492	11.0%	384,318	10,296	10.9%
Spread-Sensitive Margin with Clients (C)	514,127	12,166	9.6%	486,061	11,717	9.6%	470,994	10,535	9.1%
Net Interest Margin with Clients (D = A+C)	593,011	14,092	9.6%	562,604	13,687	9.7%	538,844	11,874	8.9%
Provision for Loan and Lease Losses (E)		(5,515)			(4,614)			(4,252)
Recovery of Credits Written Off as Losses (F)		1,060			1,330			1,088
Net Interest Margin of Credit after Provision for Credit Risk (G = B+E+F)	428,262	7,316	6.9%	412,726	8,208	7.9%	384,318	7,132	7.5%
Net Interest Margin after Provision for Credit Risk (H = D+E+F)	593,011	9,637	6.6%	562,604	10,403	7.3%	538,844	8,710	6.6%

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/ VGBL and Insurance Technical Provisions (-) Operations Sensitive to Variations in Interest Rate; (**) Net of reserve requirements (Central Bank).

Net Interest Margin with Clients and Credit Spreads before and after Provision for Credit Risk

1 After provisions and net of recovery.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis Income Statement Analysis

Complementary Aspects in Financial Margin with Clients Analysis

Variation in the Composition of Financial Margin with Clients

In order to better demonstrate the effect of the changes in our financial margin, we segregated effects from changes in the volume of loan operations, mix of products, clients and spread, interest rate and other effects.

In the first quarter of 2015, the 3.0% increase in our financial margin with clients was mainly due to the products, clients, and spread mix effect in the quarter and to the higher loan balance, which more than offset the fewer calendar days of the period.

(*) Excludes the effect of foreign exchange variation in the period.

Loan Portfolio by Origination Period (*)

The chart below shows the evolution of our loan portfolio, excluding endorsements and sureties, by origination period (vintages).

(*) Includes Credicard operations as of the third quarter of 2014.

The 450-basis-point reduction in the origination volume in the quarter is mainly driven by the maintenance of our policy of greater selectivity in credit origination and by the seasonally higher volume of credit card and working capital portfolios in the last quarter of the year, in addition to the higher payroll loan portfolio in the fourth quarter of 2014 when compared to the first quarter of 2015.

Additionally, given the term profile of our different credit products, new contract vintages have showed similar profiles over past periods.

Evolution of the Loan Portfolio Mix (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in the past quarters.

Loan Portfolio Mix – Companies

The proportion of credits to very small and small market companies, which have higher spreads, have decreased in relation to credits to middle market and large companies in our loan portfolio mix, which can be seen in the chart below.

Loan Portfolio Mix – Individuals

The evolution of our loan portfolio mix for individuals in past periods shows the growth of the payroll loan and mortgage loan portfolios, which currently represent the second and third largest balances in our individuals portfolio. The lower share of the vehicle portfolio in our mix is a result of the nominal balance reduction of this portfolio.

We present below additional information about Payroll Loans, Mortgage Loans and Vehicle Financing.

Payroll Loans

We operate in payroll loan market through two different distribution channels: directly through our own distribution network (branches, CSBs and electronic channels) and through Banco Itaú BMG Consignado S.A., a financial institution controlled by us aimed at offering, distributing and marketing payroll loans. This operation started in December 2012 and enables us to expand our business in this segment, under our values and transparency principles, following our good management practices and policies.

Evolution of the Payroll Loan Portfolio and NPL

At the end of March 2015, total payroll loans reached R$44,608 million, an 81.0% (R$19,957 million) increase in twelve months. The highlights were the portfolio of loans to retirees and pensioners of the INSS and to public servants, which, together, grew 96.4% when compared to the end of March 2014.

Payroll loans originated by the branch network totaled R$14,958 million on March 31, 2015, a 24.5% increase in twelve months, whereas payroll loans originated by other channels reached R$29,650 million, a 134.7% increase when compared to March 31, 2014.

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis Income Statement Analysis

Evolution of the Payroll Loan Portfolio

Our strategy of higher growth in the INSS Beneficiaries segment, combined with the credit policies adopted, allowed the portfolio growth to be followed by a reduction in delinquency levels over the last quarters.

90-day NPL ratio (Mar -12 = 100) | Total Payroll Loan Portfolio

Note: Comparable to the National Financial System information disclosed by the Brazilian Central Bank.

Evolution of the Share of Payroll Loans in Personal Loans

This increase allowed for a higher share of payroll loans in personal loans, which reached 59.9% in the first quarter of 2015 from 46.6% in March 2014.

Mortgage Loans

Our mortgage portfolio reached R$40,531million at the end of March 2015. Our portfolio increased 3.3% in the quarter and 14.8% in the past twelve months. The individuals portfolio, totaling R$30,194 million at the end of the first quarter of 2015, increased 4.5% when compared to the previous quarter and 19.6% in twelve months. At the end of March 2015, the companies portfolio totaled R$10,337 million, remaining steady when compared to the previous quarter and with a 2.5% increase in the past twelve months.

Evolution of the Mortgage Portfolio

In the first quarter of 2015, the volume of new mortgage loan financing for individuals was R$2,527 million, whereas financing to companies amounted to R$614 million, totaling R$3,142 million.

Origination Volume

In R$ millions	1Q15	4Q14	variation	1Q14	variation
Individuals	2,527	2,491	1.5%	2,270	11.4%
Companies	614	1,763	-65.1%	892	-31.1%
Total	3,142	4,253	-26.1%	3,162	-0.6%

Source: ABECIP.

Our individual mortgage loan portfolio collaterals are under the legal framework of fiduciary lien (alienação fiduciária) and account for 98.9% of the portfolio. Since 2007, we have been using this framework for 100% of our contracts.

Our new financing contracts use the Equal Amortization System, through which decreasing installments lead to faster balance amortization, reducing the loan-to-value ratio (ratio of the amount of the financing to the value of the real estate property) in a faster pace than other amortization systems.

The loan-to-value (LTV) of the portfolio reached 42.8% at the end of March 2015, an increase of 240 basis points when compared to March 2014.

The average quarterly LTV of the originated vintages reached 59.5% remaining steady when compared to the LTV of the vintages originated in the fourth quarter of 2014 and were 50 basis points up from the first quarter of 2014.

Loan–to-value | Vintage and Portfolio

In the current period, the 90-day NPL of the vintages originated in September 2014 reached 0.05%, a reduction of 5 basis points when compared to the vintages originated in September 2013 and of 15 basis points when compared to June 2014.

NPL over 90 (%) | Six months after origination

Note: Loan portfolio to individuals.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis Income Statement Analysis

Vehicle Financing

On March 31, 2015, the portfolio of vehicle financing to individuals amounted to R$26,331 million and to companies, R$5,595 million, totaling R$31,926 million.

This quarter, the average amount of vehicle financing to individuals originated by the branch network, dealerships and car retailers was R$24,300, with an average term of 39 months and average down payment of 44%. The average financing term remained steady when compared to the previous quarter and the average down payment percentage increased 400 basis points when compared to the same period of the previous year, and 100 basis points when compared to the fourth quarter of 2014.

Average Term and Down Payment - Individuals (*)

(*) As of the fourth quarter of 2013, we included the operations originated at Itaú’ s branches. The historical information was reprocessed.

New loans granted to individuals through our branches, dealerships and car retailers totaled R$2,418 million, whereas new loans granted to companies totaled R$284 million in the first quarter of 2015.

The loan-to-value of our vehicle portfolio reached 72.9% at the end of March 2015, keeping the declining trend of the past few quarters.

Loan–to-value | Portfolio (*)

(*) Loans originated by dealerships and car retailers to individuals and companies.

The 90-day NPL of vintages originated in November 2014 reached 0.15%, remaining practically steady when compared to vintages orignated in September 2014.

NPL over 90 (%) | Four months after origination

In this quarter, we received a monthly average of 15 million visits through iCarros, a classified ads website that facilitates the purchase and sale of new and used vehicles.

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis Income Statement Analysis

Result from Loan and Lease Losses

In R$ millions	1Q15	4Q14	variation		1Q14	variation
Expenses for Provision for Loan and Lease Losses	(5,515)	(4,614)	(901)	19.5%	(4,252)	(1,264)	29.7%
Income from Recovery of Loans Written Off as Losses	1,060	1,330	(269)	-20.3%	1,088	(27)	-2.5%
Result from Loan and Lease Losses	(4,455)	(3,284)	(1,171)	35.7%	(3,164)	(1,291)	40.8%

The result from loan and lease losses (expenses for provision, net of recovery of loans written off as losses) totaled R$4,455 million in the first quarter of 2015, a 35.7% increase when compared to the previous quarter. This increase was mainly driven by higher expenses for allowance for loan and lease losses, which amounted to R$5,515 million in the period, due to the ongoing increase in the provision for economic groups of the corporate segment. Additionally, income from recovery of loans written off as losses, which are seasonally lower in the first quarter of the year, decreased 20.3% when compared to the previous period, and reached R$1,060 million in the first quarter of 2015.

When compared to the first quarter of 2014, the result from loan and lease losses recorded a 40.8% increase, mainly due to the higher expenses for allowance for loan losses.

Allowance for Loan Losses and Loan Portfolio

In March 2015, the balance of the credit portfolio without endorsements and sureties increased 3.6% from December 2014, totaling R$468,105 million, whereas the balance of the allowance for loan losses grew 5.2% in the quarter, totaling R$28,354 million.

The increased allowance for loan losses was a result of the higher balances of the specific and generic provisions that totaled together R$22,024 million at the end of March 2015, with increases of 6.8% and 11.1% when compared to December 2014 and March 2014, respectively.

The additional allowance balance remained at R$6,330 million at the end of the first quarter of 2015. This balance includes the provisions recognized for endorsements and sureties, which totaled R$327 million in March 2015.

Allowance for Loan Losses and Loan Portfolio

(*) Average balance of the Loan Portfolio of the two previous quarters.

The ratio of expenses for allowance for loan losses to the loan portfolio reached 4.8% in the first quarter of 2015, an increase of 60 basis points when compared to the previous quarter.

The ratio of the result from loan losses to the loan portfolio reached 3.9% this quarter, 90 basis points higher when compared to the previous quarter.

Loan Loss Provision Expenses by Segment

Note: Retail Banking includes loan loss provisions expenses of Corporation segment.

In the first quarter of 2015, expenses for allowance for loan losses amounted to R$3,464 million in the Retail segment and R$2,051 million in the Wholesale segment.

This quarter, in the Wholesale segment, we recognized a provision R$1,449 million higher than in the first quarter of 2014 and R$815 million higher than in the previous quarter. The current increase in the provisions recognized is due to the continuous reinforcement of the provisions for economic groups of the large companies segment, mentioned before.

In the Retail segment, provisions were R$86 million higher than those in the fourth quarter of 2014 and R$185 million lower from the first quarter of the previous year.

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis Income Statement Analysis

Non–Performing Loans

Delinquency Ratios and Non Performing Loans

(*) Overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided

The overdue loan portfolio increased 8.4% from the previous quarter. When compared to the same period of the previous year, overdue loans increased 2.0% or R$517 million.

The coverage ratio, the ratio of the allowance for loan losses to the total overdue loan portfolio, reached 108%, an increase of 1,100 basis points when compared to the same period of the previous year.

The portfolio of credits overdue for more than 90 days increased 1.5% from the previous quarter and decreased 0.2% when compared to the same period of the previous year.

NPL Ratio | over 90 days

The NPL ratio of credits overdue for more than 90 days (NPL-90) decreased 10 and 50 basis points from the previous quarter and the first quarter of 2014, respectively, reaching 3.0% of our loan portfolio in the period.

The improvement of the ratio was due to the decrease of 20 and 90 basis points for individuals when compared to the previous quarter and to the same period of 2014, respectively.

For companies this ratio remained steady when compared to the previous quarter. For large companies this ratio increased, driven by specific groups, although its effect on the NPL – 90 days of the companies portfolio was offset by the decrease in the level for very small, small and middle market companies mainly due to foreign exchange variation.

If we exclude the impact of the foreign exchange variation on the loan portfolio in the period, the NPL – 90 days of the total portfolio would have remained steady when compared to the fourth quarter of 2014. The foreign exchange variation had no significant impact on the ratio for individuals, whereas the ratio for companies would have had a 10 basis points increase from the previous quarter.

NPL Ratio | 15 to 90 days

Short-term delinquency, measured based on the balance of operations overdue from 15 to 90 days (NPL- 15-90), increased 40 basis points from the previous quarter. This higher delinquency ratio was due to the increases of 30 basis points for both individuals and companies ratios.

In the period, the impact of foreign exchange variation on the short-term delinquency ratio was 10 basis points on the total loans portfolio and on companies portfolio.

In the 12-month period, the short-term delinquency ratio decreased 10 basis points, mainly due to the decrease of 80 basis points in the individuals ratio.

NPL Ratio by Activity Sector

	Credit	NPL Ratio	NPL Ratio
In R$ millions, end of period	Portfolio	15 to 90 days	90 days
Public Sector	5,230	0.0%	0.0%
Private Sector	462,875	2.9%	3.1%
Companies	252,995	1.8%	1.8%
Industry and Commerce	124,792	1.8%	1.8%
Services	101,429	2.0%	2.1%
Primary Sector	24,410	1.1%	1.2%
Other	2,363	1.2%	0.7%
Individuals	209,880	4.1%	4.5%
Total	468,105	2.9%	3.0%

Regarding NPL by activity sector, the NPL 90-day for industry and commerce, services and the primary sectors reached 1.8%, 2.1%, and 1.2%, respectively. For further information on the NPL Ratios by Activity Sector, please refer to the Risk Management Report required by Circular No. 3,678 of the Brazilian Central Bank of October 31, 2013, which is available on our Investor Relations website.

Coverage Ratio | 90 days

Note: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis Income Statement Analysis

The 90-day coverage ratio reached 200% in March 2015, an increase of 700 basis points from the previous quarter and of 2,400 basis points when compared to first quarter of 2014.

Loan Portfolio Write-Offs

(1) Average balance of the loan portfolio for the previous two quarters.

Loan portfolio write-offs totaled R$4,074 million in the first quarter of 2015, an increase of R$14 million when compared to the previous quarter. When compared to the same period of the previous year, write-offs decreased R$1,490 million due to the new vintages quality improvement.

The ratio of written-off operations to the average balance of the loan portfolio remained steady when compared to the fourth quarter of 2014, at 0.9%, and recorded a decrease of 50 basis points when compared to the same period of the previous year.

Recovery of Loans

In the first quarter of 2015, income from recovery of credits written off as losses decreased R$269 million (20.3%) from the previous quarter. This income is seasonally lower in the first quarter of the year.

Loan Portfolio by Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels that are appropriate for each market segment in which we operate.

As a result of our strategy to focus on operations with lower risk and larger volume of guarantees, as of the second quarter of 2013 we improved the guarantee control system (vehicles, mortgage loans, financial investments, among others) to capture the updated market value for each of these individual operations. As a consequence, operations with guarantees, where the updated amount of which exceeds the debt balance, are now classified at better risk levels. On the other hand, operations with guarantees where the updated amount is insufficient to mitigate the entire risk are now classified at worse risk levels.

On March 31, 2015, the portfolios rated “A” and “AA” increased its share in relation to the total portfolio when compared to December 2014.

Total loans rated from "D" and "H" accounted for 7.9% of total loans, 60 basis points higher from the previous quarter, in view of the change in rating of specific economic groups in the corporate segment.

Evolution of Loan Portfolio by Risk Level

Note: Does not consider endorsements and sureties.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis Income Statement Analysis

Banking Service Fees, Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	1Q15	4Q14	variation		1Q14	variation
Asset Management	662	650	12	1.9%	653	9	1.5%
Current Account Services	1,405	1,293	112	8.6%	1,137	267	23.5%
Credit Operations and Guarantees Provided	800	799	2	0.2%	693	107	15.4%
Collection Services	365	368	(2)	-0.6%	363	3	0.8%
Credit Cards	2,884	2,996	(112)	-3.7%	2,601	283	10.9%
Other	750	719	31	4.3%	610	140	23.0%
Banking Service Fees and Income from Banking Charges	6,867	6,825	42	0.6%	6,057	810	13.4%
Result from Insurance, Pension Plan and Premium Bonds	1,482	1,446	36	2.5%	1,366	116	8.5%
Total	8,349	8,271	78	0.9%	7,423	926	12.5%
(-) Result from Other Insurance Activities (*)	85	80	5	6.4%	133	(49)	-36.6%
Total excluding Other Insurance Activities	8,264	8,191	73	0.9%	7,289	975	13.4%

In the first quarter of 2015, banking service fees, including income from banking charges, amounted to R$6,867 million, an increase of 0.6% from the previous quarter. When compared to the first quarter of 2014, these revenues increased 13.4% mainly due to higher revenues from credit card and current account services.

These revenues, together with the result from insurance, pension plan and premium bonds, totaled R$8,349 million, an increase of 0.9% from the previous quarter. When compared to the same period of the previous year, these revenues increased 12.5%.

Excluding the result from other insurance activities(*) our revenues reached R$8,264 million, an increase of 0.9% compared to the previous quarter and of 13.4% from the same period of the previous year.

(*) Other insurance activities include extended warranty, large risks, health insurance, other products and our interest in IRB.

Asset Management

Asset management revenues totaled R$662 million in the first quarter of 2015, increasing 1.9% from the previous quarter, mainly driven by higher fund management fees.

When compared to the same period of the previous year, these revenues increased 1.5%, mainly due to the higher balance of our consortia operations.

Asset Administration

Fund management fees amounted to R$508 million in the first quarter of 2015, an increase of 2.9% from the fourth quarter of 2014.

Total assets under administration reached R$695 billion in March 2015, recording an increase of 3.9% from the previous quarter, primarily driven by the higher balance of investment funds. When compared to the same period of the previous year, assets under administration increased 10.9%.

According to the ANBIMA ranking, in March 2015 we were second in the fund management and managed portfolio* ranking, with a market share of 19.6%.

* Includes Itaú Unibanco and Intrag.

Consortia Administration Fees

Consortia management fees totaled R$154 million in the first quarter of 2015, decreasing 1.2% from the fourth quarter of 2014. These fees recorded an increase of 6.9% when compared to the same period of the previous year.

In March 2015, we reached approximately 400,000 active contracts, a 0.4% decrease from the previous quarter and 4.0% higher when compared to March 2014.

In March 2015, the installments receivable balance reached R$11.0 billion, an increase of 0.6% from December 2014 and of 7.9% from March 2014.

Itaú Unibanco Holding S.A.	24

Management Discussion & Analysis Income Statement Analysis

Current Account Services

Revenues from current account services totaled R$1,405 million in the first quarter of the year, representing an 8.6% growth compared to the previous quarter.

When compared to the same period of the previous year, these revenues recorded a 23.5% increase. These increased revenues from current account services are mainly due to the offering of differentiated products and services aimed at adding more value to the experience of our clients. These products include differentiated current account service packages for individuals and the convenience and versatility of products offered to companies.

Loan Operations and Guarantees Provided

Revenues from loan operations and guarantees provided totaled R$800 million, an increase of 0.2% when compared to the previous quarter.

These revenues increased 15.4% when compared to the same period of the previous year, mainly driven by a higher volume of sureties.

In the first quarter of 2015, the ratio of annual revenues from loan operations to the loan portfolio without endorsement and sureties reached 0.4% p.a.

The ratio of annual revenues from guarantees provided to the endorsements and sureties portfolio reached 1.7% p.a.

(*) Loan portfolio average balance from two previous quarters.

Collection Services

Revenues from collection services reached R$365 million, decreasing 0.6% from the fourth quarter of 2014. When compared to the same period of the previous year, these revenues grew 0.8%.

Credit Cards

Credit card revenues totaled R$2,884 million in the first quarter of 2015, a decrease of 3.7% from the previous quarter, as a result of the seasonality that benefits fourth quarters, marked by higher interchange revenues arising from year-end sales.

These revenues increased 10.9% when compared to the same period of the previous year, mainly impacted by the higher revenues from interchange, MDR (Merchant Discount Rate) and annual fees, and by the increase in the number of POS equipment rented in the period.

The proportion of credit card revenues related to card issuance corresponds to 54.5% of total revenues.

Transaction Volume and Card Accounts | Credit and Debit Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to more than 62.4 million current account holders and non-account holders (in number of accounts). In the first quarter of 2015, the volume of transactions amounted to R$78.6 billion, a 10.1% increase from the same period of 2014.

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation at the Brazilian market, totaling 36.5 million client accounts, including both account and non-account holders.

In the first quarter of 2015, the volume of credit card transactions amounted to R$59.0 billion, which corresponds to an 8.2% increase from the same period of the previous year.

In the debit card segment, which includes only current account holders, we have 25.9 million accounts. The volume of debit card transactions amounted to R$19.6 billion in the first quarter of 2015, a 16.1% increase from the same period of the previous year.

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis Income Statement Analysis

Transaction Volume and Card Accounts | Credit and Debit Cards

Note: As of first quarter of 2014, we include Credicard card base.

Acquiring Services

Our merchant acquiring business comprises the process of capturing transactions through the affiliation, management and relationship with commercial establishments through the company REDE.

In the first quarter of 2015, the transaction volume totaled R$91.1 billion, a decrease of 11.5% when compared to the fourth quarter of 2014 and an increase of 11.5% from the volume recorded in the same period of the previous year.

Transaction Volume | Credit and Debit Cards

In the first quarter of 2015, the volume of credit card transactions was R$58.9 billion, representing 64.6% of the total volume of transactions generated by the acquiring services, a 11.2% decrease from the fourth quarter of 2014 and a 12.3% increase from the same period of the previous year.

In addition to the transaction volume mentioned above, we captured more than R$1.3 billion in transactions within our retail partners and joint ventures in the first quarter of 2015.

In the first quarter of 2015, the volume of debit card transactions was R$32.2 billion, representing 35.4% of the total transaction volume, a decrease of 12.0% from the fourth quarter of 2014 and an increase of 10.0% from the same period of the previous year.

Note: The volume of transactions includes 100% of REDE.

Equipment Base(*)

At the end of the first quarter of 2015, our base of active installed equipment reached 1,871,000 units, a 2.7% increase from the previous quarter and of 15.8% when compared to the first quarter of 2014.

(*) 100% of the equipment base of REDE is able to capture Hiper brand transactions.

Other

R$ millions	1Q15	4Q14	variation
Foreign Exchange Services	22	20	3
Brokerage and Securities Placement	85	91	(6)
Custody Services and Portfolio Management	67	70	(4)
Economic and Financial Advisory Services	160	202	(42)
Other Services	415	336	80
Total	750	719	31

Revenues from economic and financial advisory services decreased and were offset by the growth of revenues from other services.

Result from Insurance, Pension Plan and Premium Bonds

In the first quarter of 2015, the result from insurance, pension plan and premium bonds totaled R$1,482 million, an increase of 2.5% from the previous quarter and of 8.5% from the first quarter of 2014, mainly due to lower claims expenses.

Excluding the result from other insurance activities(*), the result from insurance, pension plan and premium bond operations was R$ 1,397 million, an increase of 2.3% from the fourth quarter and of 13.4% when compared to the same period of the previous year.

In the first quarter of 2015, the technical provisions for insurance, pension plans and premium bonds totaled R$116.7 billion, a 3.6% increase from the previous quarter.

(*) Other insurance activities include extended warranty, large risks, health insurance, other products and our interest in IRB.

Itaú Unibanco Holding S.A.	26

Management Discussion & Analysis Income Statement Analysis

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds

In the first quarter of 2015, the ratio of total banking service fees and income from bank charges added to the result from insurance, pension plan and premium bonds, divided by these total revenues added to the managerial financial margin, reached 34.3%.

The operational coverage ratio, which represents the extent to which non-interest expenses were covered by banking service fees and income from banking charges, added to the result from insurance, pension plans and premium bonds, reached 84.5% in this quarter, an increase of 270 basis points compared to the previous quarter.

(*) Insurance Operations include insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis Banking & Insurance Operations

Banking & Insurance Operations

We present below the financial statements and relevant financial indicators on the performance of our banking and insurance operations, which include the insurance, pension plan and premium bonds operations. This information has been prepared based on managerial information generated by internal models for the purpose of more accurately reflecting the performance of these operations.

As of 2015, we started calculating our allocated capital based on a new methodology, and in 2014, it was recalculated for better comparison purposes. The main impact is due to the reduction in economic capital required by our investment in Porto Seguro company from the third quarter 2014.

Highlights

We present below the main indicators of our banking and insurance operations. In this analysis, we did not include the result of excess capital in our operations, calculated as the difference between our total capital and the capital of these two activities.

Sales Cost Model

The practice in Itaú Unibanco is to allocate the selling costs to all of our products and services based on the corresponding utilization of each channel (full allocation method). For that reason, the selling costs related to insurance, pension plan and premium bonds products in our branch network and other electronic or physical distribution channels are recorded in our income statement of the insurance segment. This practice has both accounting and managerial effects.

Income Statement | Operating Revenues Perspective

The Pro Forma financial statements below were prepared based on internal information from our managerial model for the purpose of presenting the performance of our banking and insurance operations (Insurance, Pension Plan and Premium Bonds).

	1Q15				4Q14
		Banking	Insurance	Excess		Banking	Insurance	Excess
In R$ millions	Consolidated	Operations	Operations	Capital	Consolidated	Operations	Operations	Capital
Operating Revenues	24,946	22,445	2,308	193	23,754	21,163	2,450	141
Managerial Financial Margin	15,881	15,685	3	193	14,604	14,463	1	141
Banking Service Fees and Income from Banking Charges (*)	6,867	6,760	107	-	6,825	6,701	124	-
Result from Insurance, Pension Plan and Premium Bonds	2,194	-	2,194	-	2,305	-	2,305	-
Other Components of Operating Revenues	5	-	5	-	21	-	21	-
Result from Loan and Lease Losses	(4,455)	(4,455)	-	-	(3,284)	(3,284)	-	-
Retained Claims	(368)	-	(368)	-	(497)	-	(497)	-
Operating Margin	20,123	17,990	1,940	193	19,973	17,879	1,953	141
Other Operating Expenses	(11,602)	(10,772)	(821)	(9)	(11,633)	(10,745)	(882)	(7)
Non-interest Expenses	(9,881)	(9,411)	(470)	-	(10,113)	(9,588)	(525)	-
Selling Expenses From Insurance	(266)	-	(266)	-	(281)	-	(281)	-
Other Results	(1,455)	(1,361)	(85)	(9)	(1,239)	(1,157)	(76)	(7)
Income before Tax and Minority Interests	8,520	7,218	1,118	184	8,340	7,135	1,071	134
Income Tax and Social Contribution and Minority Interests	(2,712)	(2,278)	(406)	(29)	(2,680)	(2,261)	(399)	(20)
Recurring Net Income	5,808	4,940	713	155	5,660	4,874	672	114
Recurring Return on Average Equity – Annualized	24.5%	23.4%	81.8%	7.8%	24.7%	22.9%	71.9%	6.2%
Efficiency Ratio (ER)	43.2%	44.6%	29.6%	-	46.5%	47.9%	32.9%	-
Risk-Adjusted Efficiency Ratio (RAER)	62.7%	65.8%	29.6%	-	61.6%	64.3%	32.9%	-

(*) We allocate commission revenues received from other insurance companies to our insurance operations.

Evolution of Net Income and Insurance Ratio

The recurring net income from Banking Operations (banking products and services) reached R$4,940 million in the first quarter of 2015, a 1.4% increase from the previous quarter, mainly due to the increase in operating revenues driven by the growth in the managerial financial margin and in banking service fees and income from banking charges, which were partially offset by higher expenses for allowance for loan and lease losses.

The recurring net income from Insurance Operations (Insurance, Pension Plan and Premium Bonds) reached R$713 million in the first quarter of 2015, a 6.1% increase from the previous quarter, mainly driven by lower claims expenses, in addition to lower non-interest expenses and insurance selling expenses.

The insurance ratio(1), which represents the ratio of recurring net income from insurance, pension plan and premium bonds operations to Itaú Unibanco’s recurring net income, excluding the result of excess capital, reached 12.6%, 50 basis points up from the previous quarter.

(1) Insurance Ratio (%) = Recurring net income from Insurance, Pension Plan and Premium Bonds operations/ Itaú Unibanco’s recurring net income, without excess capital.

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis Banking & Insurance Operations

Evolution of Efficiency Ratio, Risk-Adjusted Efficiency Ratio and Annualized Return on Average Equity

The efficiency ratio of Banking Operations reached 44.6% in the first quarter of 2015, 330 basis points down from the previous quarter. This ratio improved due to the increase in operating revenues (6.1% from the previous quarter) and lower non-interest expenses (1.8% from the previous quarter).

The risk-adjusted efficiency ratio reached 65.8%, an increase of 150 basis points when compared to the previous quarter, driven by the 35.7% growth in the result from loan and lease losses when compared to the fourth quarter of 2014.

The annualized recurring return on equity of the banking operations reached 23.4% in the period, an increase of 50 basis points when compared to the previous quarter.

The efficiency ratio of Insurance Operations reached 29.6% in the first quarter of 2015, 330 basis points down from the previous quarter, mainly driven by the decrease in non-interest expenses and claims expenses. As a result of the change in the methodology used to calculate the efficiency ratio as of the first quarter of 2015, the risk-adjusted efficiency ratio of Insurance Operations remains equal to the efficiency ratio.

The annualized recurring return of the insurance operations reached 81.8% in the period, 990 basis points up from the previous quarter.

Banking Operations

Insurance Operations

Note: Impact on ROE mainly due to the change in methodology that reduced economic capital required by our investment in the company Porto Seguro from the third quarter of 2014.

Balance Sheet

	1Q15			4Q14
		Banking	Insurance		Banking	Insurance
In R$ millions, end of period	Consolidated(1)	Operations	Operations	Consolidated(1)	Operations	Operations
Assets
Current and Long-term Assets	1,274,667	1,145,947	119,761	1,188,779	1,064,730	116,156
Securities and Derivative Financial Instruments	324,060	197,471	117,630	299,627	177,927	113,807
Loan, Lease and Other Loan Operations	468,105	468,105	-	451,760	451,760	-
(Allowance for Loan Losses)	(28,354)	(28,354)	-	(26,948)	(26,948)	-
Other Assets	510,856	508,725	2,131	464,340	461,990	2,349
Permanent Assets	19,947	19,947	-	19,923	19,923	-
Total Assets	1,294,613	1,165,894	119,761	1,208,702	1,084,653	116,156
Liabilities and Equity
Current and Long – Term Liabilities	1,195,960	1,079,163	116,797	1,110,439	997,614	112,825
Deposits Received under Securities Repurchase Agreements	330,858	330,858	-	325,013	325,013	-
Borrowings and Onlendings	96,265	96,265	-	88,776	88,776	-
Technical Provisions for Ins., Pension Plans and Premium Bonds	116,737	-	116,737	112,675	-	112,675
Other Liabilities(2)	652,099	652,039	59	583,974	583,825	150
Minority Interest in Subsidiaries	1,700	1,700	-	2,415	2,415	-
Stockholders' Equity	96,954	85,031	2,964	95,848	84,624	3,331
Total Liabilities and Equity	1,294,613	1,165,894	119,761	1,208,702	1,084,653	116,156

(1)	The Consolidated column does not represent the sum of banking and insurance operations, because the excess capital is allocated only in the consolidated column.

(2)	Includes Deferred Income.

On March 31, 2015, total assets from Banking Operations, which includes securities, derivative financial instruments and loan, lease and other credit operations, reached R$1,165,894 million, a 7.5% increase from the previous quarter.

Stockholders’ equity from banking operations reached R$85,031 million in the period, a 0.5% increase from the fourth quarter of 2014.

Total assets from Insurance Operations reached R$119,761 million on March 31, 2015, a 3.1% increase from the previous period, mainly due to larger investments related to technical provisions for insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis Itaú Insurance, Pension Plan and Premium Bonds

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related business. As of the fourth quarter of 2014, we have adopted a new disclosure between Core Activities and Other Activities for the results from Insurance Operations (Insurance, Pension Plan and Premium Bonds).

Pro Forma Recurring Income Statement of Insurance Operations

	1Q15			4Q14
		Core	Other		Core	Other	total			core activities
In R$ millions	Total	Activities	Activities	Total	Activities	Activities	variation			variation
Earned Premiums	1,416	1,035	381	1,478	1,009	469	(62)		-4.2%	26		2.5%
Revenues from Pension Plan and Premium Bonds	202	202	-	182	182	-	21		11.3%	21		11.3%
Retained Claims	(368)	(257)	(111)	(497)	(301)	(196)	129		-25.9%	44		-14.7%
Selling Expenses	(266)	(41)	(225)	(281)	(37)	(244)	15		-5.3%	(4)		11.3%
Underwriting Margin	781	737	45	700	671	29	81		11.6%	66		9.8%
Result from Insurance, Pension Plan and Premium	984	939	45	882	853	29	102		11.6%	86		10.1%
Managerial Financial Margin	230	188	42	243	199	45	(13)		-5.4%	(11)		-5.3%
Service Fees	394	393	1	440	438	2	(47)		-10.6%	(46)		-10.4%
Earnings of Affiliates	66	61	5	106	86	21	(40)		-37.9%	(25)		-28.8%
Non-interest Expenses	(470)	(428)	(42)	(525)	(453)	(72)	55		-10.4%	25		-5.5%
Tax Expenses for ISS, PIS and Cofins and other taxes	(85)	(70)	(15)	(76)	(70)	(6)	(9)		12.0%	(0)		0.5%
Income before Tax and Minority Interests	1,118	1,082	36	1,071	1,053	18	48		4.5%	30		2.8%
Income Tax/Social Contribution and Minority Interests	(406)	(395)	(11)	(399)	(402)	3	(7)		1.7%	7		-1.7%
Recurring Net Income	713	687	26	672	651	21	41		6.1%	37		5.6%

Recurring Return on Allocated Capital	81.8%	88.3%	27.5%	71.9%	81.8%	15.4%	990	bps		650	bps
Efficiency Ratio (ER)	29.6%	28.3%	53.7%	32.9%	30.1%	79.8%	-330	bps		-170	bps

Note: Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Our core activities consist of mass-market products related to Life, Property, Credit, Pension and Premium Bonds. Other insurance activities correspond to extended warranty, health insurance, our interest in IRB and other.

We continue to concentrate efforts on distribution through our own channels, due to greater agility and efficiency. We carried out a comprehensive review of products’ characteristics, increasing the distribution channels and investment in technology, in order to better match the products offered to clients to their needs. Additionally, as a result of more efficient processes, we significantly improved the quality of our client services, achieving a broader diversification of the distribution channels and a 11.6% increase in sales to account holders when compared to the same quarter of the previous year.

The focus on sales through more efficient channels as part of our distribution strategy positively impacted our profitability. Our priority channels currently represent 57.8% of sales to account holders, a 19.0% increase from the same quarter of 2014. Sales through ATMs grew 69.3% when compared to the same quarter of 2014 and accounted for 13.9% of sales to account holders. Sales through the bankline channel increased 79.7% from the same quarter of the previous year, representing a 270 basis points increase in its share. In the Virtual Insurance Store, an innovative initiative in the banking insurance market, sales grew 17.0% from the previous quarter.

Recurring net income from Insurance Operations reached R$713 million in the first quarter of 2015, a 6.1% increase from the previous quarter, mainly driven by lower claims expenses, in addition to lower non-interest expenses and insurance selling expenses.

Return on allocated capital reached 81.8% in the first quarter, a 990 basis point increase from the fourth quarter of 2014.

Net income from core activities was up 5.6% in the quarter, mainly due to increased earned premiums and net pension plan contributions, and to lower retained claims and non-interest expenses.

Recurring Net Income | Insurance Operations

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis Itaú Insurance, Pension Plan and Premium Bonds

Breakdown of Recurring Net Income | Insurance Operations

In the first quarter of 2015, the ratio of the result of core activities to the recurring net income from Insurance Operations reached 96.4%. This quarter, the ratio of core insurance activities increased 10 basis points when compared to the previous quarter, accounting for 61.2% of net income.

The ratio of the pension plan segment increased 270 basis points from the fourth quarter of 2014, accounting for 27.5% of net income.

The ratio of the other activities sub-segment reached 3.6% in the quarter, an increase of 40 basis points from the previous quarter.

Balance Sheet | Insurance Operations

The balance sheet of our Insurance Operations is presented below. On March 31, 2015, total assets amounted to R$119.8 billion, 3.1% up from the fourth quarter of 2014 due to an increase in securities. Technical provisions, including insurance, pension plan and premium bonds, totaled R$116.7 million in the period, a 3.6% increase when compared to the previous quarter.

	1Q15				4Q14
			Premium				Premium
In R$ millions, end of period	Insurance	Pension Plan	Bonds	Total	Insurance	Pension Plan	Bonds	Total	variation
Assets
Current and Long-Term Assets
Securities	4,940	109,570	3,119	117,630	5,513	105,174	3,120	113,807	3,823	3.4%
Other Assets (mainly receivables from insurance)	2,131	-	-	2,131	2,349	-	-	2,349	(219)	-9.3%
Total Assets	7,071	109,570	3,119	119,761	7,863	105,174	3,120	116,156	3,604	3.1%

Liabilities and Equity
Current and Long – Term Liabilities	5,605	108,115	3,077	116,797	6,115	103,688	3,021	112,825	3,972	3.5%
Technical Provisions – Insurance	5,546	-	-	5,546	6,004	-	-	6,004	(459)	-7.6%
Technical Provisions – Pension Plans and VGBL	-	108,115	-	108,115	-	103,661	-	103,661	4,454	4.3%
Technical Provisions – Premium Bonds	-	-	3,077	3,077	-	-	3,010	3,010	67	2.2%
Other Liabilities	59	-	-	59	111	27	12	150	(90)	-60.3%
Allocated Tier I Capital	1,466	1,455	43	2,964	1,747	1,486	98	3,331	(368)	-11.0%
Total Liabilities and Equity	7,071	109,570	3,119	119,761	7,863	105,174	3,120	116,156	3,604	3.1%

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis Insurance Core Activities

The figures presented in this section are part of our insurance operations.

Pro Forma Recurring Income Statement of the Insurance Segment | Core Activities

In R$ millions	1Q15	4Q14	variation
Earned Premiums	1,035	1,009	26	2.5%
Retained Claims	(253)	(293)	40	-13.6%
Selling Expenses	(40)	(37)	(3)	7.4%
Other Operating Income/(Expenses) of Insurance Operations	-	-	-	-
Underwriting Margin	742	680	63	9.2%
Managerial Financial Margin	52	46	7	14.9%
Service Fees	103	123	(20)	-16.3%
Earnings of Affiliates	61	86	(25)	-28.8%
Non-interest Expenses	(237)	(228)	(8)	3.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(44)	(44)	(0)	0.5%
Income before Tax and Minority Interests	678	661	16	2.5%
Income Tax/Social Contribution and Minority Interests	(242)	(251)	9	-3.7%
Recurring Net Income	436	410	26	6.2%

Recurring Return on Allocated Capital	111.0%	101.4%		970	bps
Efficiency Ratio (ER)	25.9%	25.7%		20	bps

Our insurance core activities consist of mass-market products related to life, property and credit. These products are offered in synergy in the retail channels - branch network, partnership with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans - and the wholesale channel. These products have characteristics such as low loss ratio, low volatility in the result and less use of capital, making this a strategic service, which is increasingly relevant in the diversification of the conglomerate’s revenues.

Our market share in earned premiums, considering the total insurance market, reached 11.1% (including our 30% interest in Porto Seguro) in the 2015 year-to-date(*). Considering only our insurance core activities, our market share in earned premiums reached 14.5% in the same period.

In the first quarter of 2015, recurring net income from insurance core activities totaled R$436 million, a 6.2% increase from the previous quarter, mainly due to the increase in premiums earned and lower retained claims.

(*) Most recent data available on 02/28/2015, based on information disclosed by SUSEP.

Quarterly Net Income | Insurance Core Activities

Earned Premiums Quarterly Breakdown| Insurance Core Activities

In the first quarter of 2015, earned premiums from insurance core activities reached R$1,035 million, a 2.5% increase from the previous quarter.

The consolidated underwriting margin from our insurance core activities amounted to R$742 million in the first quarter of 2015, a 9.2% increase when compared to the previous quarter, due to lower claims expenses, mainly influenced by life products, in addition to an increase in premiums earned.

This quarter, the ratio of underwriting margin to earned premiums reached 71.7%, an increase of 440 basis points from the previous quarter.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis Insurance Core Activities

Retained Claims Quarterly Breakdown | Insurance Core Activities

In the first quarter of 2015, retained claims from insurance core activities amounted to R$253 million, 13.6% down from the previous quarter, mainly driven by life insurance products.

Earned Premiums Breakdown | Life Insurance

Combined Ratio | Insurance - Core Activities

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes over earned premiums.

The combined ratio, which reflects the operating cost efficiency as a percentage of income from earned premiums, reached 55.4% in the period, 430 basis points down from the previous quarter, mainly driven by the reduction in the loss ratio.

Extended Combined Ratio | Insurance Core Activities

Note: The extended combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes over the sum of earned premiums, managerial financial margin and banking service fees.

The extended combined ratio, which reflects the operating cost efficiency as a percentage of income from earned premiums, managerial financial margin and banking service fees, reached 48.2% in the first quarter of 2015, 290 basis points down from the previous quarter, mainly impacted by the same factors that influenced the combined ratio.

Efficiency Ratio | Insurance Core Activities

In the first quarter of 2015, the efficiency ratio was 25.9%, a 20 basis point increase from the previous quarter, mainly driven by an increase in non-interest expenses.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis Pension Plan

Pro Forma Recurring Income Statement of Pension Plan Segment

In R$ millions	1Q15	4Q14	variation
Revenues from Pension Plan	76	33	43	129.4%
Retained Claims	(4)	(9)	4	-50.8%
Selling Expenses	(2)	(0)	(1)	-
Result from Pension Plan	70	24	46	189.7%
Managerial Financial Margin	82	97	(16)	-16.3%
Service Fees	291	316	(24)	-7.8%
Non-interest Expenses	(110)	(150)	40	-26.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(19)	(18)	(1)	7.3%
Income before Tax and Minority Interests	314	270	44	16.3%
Income Tax/Social Contribution and Minority Interests	(117)	(103)	(15)	14.1%
Recurring Net Income	196	167	29	17.7%

Recurring Return on Allocated Capital	53.4%	45.5%		790	bps
Efficiency Ratio (ER)	25.9%	35.7%		-980	bps

Product innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in February 2015 our market share in total technical provisions was 23.9% whereas the market share in plans for individuals was 24.2%, both decreasing 40 basis points when compared to the same period of the previous year.

The recurring net income of the Pension Plan sub-segment totaled R$196 million, a 17.7% increase from the previous quarter, mainly due to higher net pension plan contributions and to lower non-interest expenses.

Quarterly Total and Net Contributions to Pension Plan

In the quarter, total pension plan contributions totaled R$4,516 million, a 3.7% decrease from the fourth quarter of 2014, mainly impacted by lower PGBL contributions. Net contributions for the first quarter reached R$1,660 million.

Composition of Total Contributions

In the first quarter of 2015, total pension plan contributions for individuals increased 1.3% when compared to the previous quarter, totaling R$4,145 million. Total pension plan contributions for companies totaled R$371 million in the period, a 38.1% reduction when compared to the fourth quarter of 2014.

Pension Plan Technical Provisions and Administration Fees

On March 31, 2015, technical provisions for pension plans totaled R$108,115 million, an increase of 4.3% when compared to December 31, 2014, and of 18.4% from the same period of the previous year.

Revenues from administration fees totaled R$291 million in the first quarter of 2015, a 10.0% increase from the first quarter of 2014.

Evolution of Redemption Rate

The redemption rate, which represents the ratio of redemptions to the balance of technical provisions for pension plan, reached 2.6%, an increase of 10 basis points when compared to the fourth quarter of 2014.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis Pension Plan and Premium Bonds

Pro Forma Premium Bonds Recurring Income Statement

In R$ millions	1Q15	4Q14	variation
Revenues from Premium Bonds	127	149	(22)	-14.8%
Managerial Financial Margin	54	56	(2)	-2.7%
Non-interest Expenses	(82)	(75)	(7)	9.3%
Tax Expenses for ISS, PIS and Cofins and other taxes	(7)	(8)	1	-15.2%
Income before Tax and Minority Interests	91	122	(31)	-25.1%
Income Tax/Social Contribution and Minority Interests	(36)	(48)	12	-25.0%
Recurring Net Income	55	73	(18)	-25.2%

Recurring Return on Allocated Capital	311.2%	312.6%		-140	bps
Efficiency Ratio (ER)	47.3%	38.1%		920	bps

The PIC Premium Bonds product is targeted to clients who are interested in competing for prizes. Such product can be purchased through a single payment or monthly payment modality, in accordance with the profile and segment of each client. At the end of the first quarter of 2015, the premium bonds business had 15.6 million certificates issued.

In line with our sustainability principles, we maintain a partnership with the Ayrton Senna Institute, a non-profit organization that works to improve the quality of education at public schools in Brazil. Part of the revenues from the monthly payment for premium bonds certificates is transferred to projects of this Institute.

We had a 8.8% sales reduction compared to the previous quarter. This decrease is mainly explained by the lower number of business days in the quarter.

In the first quarter of 2015, 785 clients received prizes in the aggregate amount of R$15.6 million.

The Premium Bonds sub-segment’s recurring net income totaled R$55 million, a 25.2% decrease from the previous quarter, mainly due to decrease in sales, as mentioned, and the higher cost allocated to the product due to review in our allocation costs model.

Premium Bonds Technical Provisions

On March 31, 2015, the technical provisions for premium bonds reached R$ 3,077 million, an increase of 2.2% when compared to December 31, 2014.

Insurance | Other Activities

Net income from other insurance activities, which correspond to extended warranty, health insurance, our interest in IRB and other, reached R$26 million in the first quarter of 2015, a 20.1% increase from the previous quarter, mainly impacted by the sale of the large insurance risk portfolio, which recorded losses in the previous quarter.

Combined Ratio | Other Insurance Activities

The combined ratio of other insurance activities, which reflects the operating cost efficiency as a percentage of income from earned premiums, reached 103.2% in the period, down 730 basis points from the previous quarter, mainly impacted by the reduction in loss ratio due to the sale of the large risk portfolio.

Combined Ratio | Other Insurance Activities

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes over earned premiums.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis Income Statement Analysis

Non-interest Expenses

In R$ millions	1Q15	4Q14	variation		1Q14	variation
Personnel Expenses	(4,514)	(4,426)	(88)	2.0%	(3,859)	(655)	17.0%
Administrative Expenses	(3,927)	(4,253)	326	-7.7%	(3,726)	(201)	5.4%
Operating Expenses	(1,274)	(1,273)	(2)	0.1%	(1,326)	52	-3.9%
Other Tax Expenses (*)	(165)	(162)	(4)	2.2%	(129)	(36)	28.2%
Total	(9,881)	(10,113)	232	-2.3%	(9,039)	(841)	9.3%
( - ) Operations Abroad	(1,016)	(860)	(155)	18.1%	(804)	(212)	26.4%
Total (ex-operations abroad)	(8,865)	(9,253)	388	-4.2%	(8,236)	(629)	7.6%

(*) Does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$9,881 million in the first quarter of 2015, decreasing 2.3%, or R$232 million, from the fourth quarter of 2014. This decrease was basically driven by the reduction of 7.7% or R$326 million in administrative expenses, mainly due to higher third-party service expenses in the fourth quarter of 2014. Disregarding operations abroad, that were impacted by the depreciation of real against other currencies, our non-interest expenses would have reduced 4.2% compared to the forth quarter of 2014 and increased 7.6% over the same period of previous year.

Personnel Expenses

In R$ millions	1Q15	4Q14	Variation
Compensation, Charges and Social Benefits	(3,196)	(3,050)	(147)
Profit Sharing (*)	(887)	(922)	35
Employee Terminations and Labor Claims	(396)	(396)	0
Training	(34)	(58)	24
Total	(4,514)	(4,426)	(88)

(*) Includes variable compensation and stock option plans.

Personnel expenses totaled R$3,196 million in the first quarter of 2015, a 2.0% increase compared to the previous quarter. This increase was primarily driven by higher expenses on compensation, charges and social benefits by 4.8% or R$147 million, which were impacted by the depreciation of real. These increase were partially offset by the reduction of R$35 million in profit sharing and of R$24 million in training expenses.

Number of Employees

The total number of employees decreased to 92,757 at the end of the first quarter of 2015 from 93,175 compared to the previous quarter.

Note: For companies under the control of Itaú Unibanco, 100% of the total number of employees is considered. No employee is considered for companies not controlled by Itaú Unibanco.

Administrative Expenses

In R$ millions	1Q15	4Q14	Variation
Third-Party Services	(893)	(1,242)	348
Data Processing and Telecommunications	(923)	(974)	52

Facilities	(645)	(604)	(41)
Depreciation and Amortization	(519)	(530)	11
Advertising, Promotions and Publications	(217)	(242)	26
Security	(165)	(161)	(4)
Financial System Services	(135)	(110)	(25)
Transportation	(101)	(113)	13
Materials	(87)	(97)	10
Travel	(48)	(59)	12
Other	(197)	(121)	(76)
Total	(3,927)	(4,253)	326

Administrative expenses totaled R$3,927 million, a decrease of 7.7% compared to the fourth quarter of 2014. The major reductions were due to lower third-party service expenses, mainly telemarketing, and lower data processing expenses, partially offset by higher facilities expenses.

Operating Expenses

In R$ millions	1Q15	4Q14	Variation
Provision for Contingencies	(443)	(386)	(57)
Selling - Credit Cards	(474)	(594)	120
Claims	(62)	(45)	(17)
Other	(296)	(249)	(48)
Total	(1,274)	(1,273)	(2)

Operating expenses increased R$2 million in the first quarter of 2015 compared to the fourth quarter of 2014, mainly driven by higher provision for contingencies, claims and other expenses offset by lower selling expenses, in connection with card commissions.

Other Tax Expenses (*)

Other tax expenses totaled R$165 million in the first quarter of 2015, an increase of R$4 million compared to the fourth quarter of 2014.

(*) Does not include ISS, PIS and Cofins.

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

Due to the change in the efficiency ratio and risk-adjusted efficiency ratio calculation methodology, the historical series for these ratios were recalculated. This change is aimed at improving the presentation of our results and seeks to provide for a better comparison with the financial statements prepared by different institutions, thus contributing to a better understanding and assessment of our performance. We present below the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result of the allowance for loan losses).

Efficiency Ratio

In the first quarter of 2015, the efficiency ratio reached 43.2%, an improvement of 330 basis points when compared to the fourth quarter of 2014. This increase was mainly due to the increase in our managerial financial margin, together with lower non-interest expenses. In the 12-month period, the efficiency ratio reached 45.7%, an improvement of 130 basis points from the previous quarter. Compared with the first quarter of 2014, this ratio improved 330 basis points.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio, in the concept including all expenses and also the result of the allowance for loan losses, reached 62.7%, an increase of 110 basis points in relation to the previous quarter, as a result of higher loan loss provision expenses (19.5%) and lower income from recovery of loans written off as losses (20.3%), which is seasonally lower in the first quarter of the year.

When compared to the first quarter of 2014, the risk-adjusted efficiency ratio improved 240 basis points mainly due to the 27.8% increase in our managerial financial margin and the 13.4% increase in banking service fees and income from banking charges, higher than the nominal increases in loan losses and non-interest expenses.

In the 12-month period, the risk-adjusted efficiency ratio reached 62.4%, an improvement of 420 basis points compared to the first quarter of 2014.

Use of Operating Revenues

The chart below shows the portions of operating revenues used to cover non-interest expenses, and result from loan losses.

(*) Net of Tax Expenses for ISS, PIS, Cofins and Other (taxes on revenues), Claims and Selling Expenses from Insurance.

Itaú Unibanco Holding S.A.	37

Management Discussion & Analysis Income Statement Analysis

Points of Service

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the first quarter of 2015, the number of ATMs totaled 27,458, representing a decrease of 458 units when compared to the fourth quarter of 2014.

Note: (i) Includes Banco Itaú Argentina and the companies in Chile, Uruguay and Paraguay.

 (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii) Does not include points of sale and ATMs of Banco 24h.

Branches(i) and Client Service Branches (CSB)(ii) | Brazil and Abroad

We closed the first quarter of 2015 with 5,032 branches and client service branches (CSBs), including Brazil and abroad.

(i) On March 31, 2015, total branches include 34 digital branches and 48 business branches, which are considered points of service by CMN Resolution No. 4,072/2012.

(ii) Points of service include only Client Service Branches (CSBs).

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and the companies in Chile, Uruguay and Paraguay.

Our service network covers the entire Brazilian territory and adopts a segmentation strategy including structures, products and services developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSBs)

(1) Does not include branches and points of service abroad and Itaú BBA.

Banking Correspondents

Our registered banking correspondents totaled 5,641 at the end of the first quarter of 2015, a 22.7% increase from the same period of the previous year, which demonstrates our commitment with the country’s development as we increase banking penetration.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,455 million in the first quarter of 2015, a 17.5% increase from the previous quarter and a 25.5% increase compared to the same period of 2014, mainly driven by the payment of interest on capital of affiliated companies.

Income Tax and Social Contribution on Net Income

In the fourth quarter of 2014, income tax and social contribution on net income (CSLL) expenses totaled R$2,607 million; the effective tax rate reached 30.6% in the quarter.

Itaú Unibanco Holding S.A.	38

Itaú

1Q15

Management Discussion & Analysis

Balance Sheet, Balance Sheet by Currency, Risk Management, BIS and Ownership Structure

Itaú Unibanco Holding S.A.

Management Discussion & Analysis Balance Sheet

Assets

On March 31, 2015, total assets amounted to R$1.3 trillion, an increase of 7.1% in relation to the end of the previous quarter and of 16.9% from the previous year.

The breakdown of our assets and the details on their main components are presented below:

Total of Assets

R$ billions

Asset Breakdown | March 31, 2015

On March 31, 2015, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$549.1 billion, corresponding to an increase when compared to the previous quarter. This growth was mainly due to the increase in Brazilian government securities and PGBL/VGBL fund quotas.

Short-term Interbank Investments and Securities Portfolio

In R$ millions, end of period	1Q15%		4Q14%		variation	1Q14%		variation
Short-term Interbank Investments	225,076	41.0%	229,828	43.4%	-2.1%	190,553	41.7%	18.1%
Total Public Securities	124,222	22.6%	119,658	22.6%	3.8%	111,327	24.4%	11.6%
Public Securities - Domestic	112,397	20.5%	109,426	20.7%	2.7%	100,412	22.0%	11.9%
Public Securities - Foreign	11,825	2.2%	10,232	1.9%	15.6%	10,915	2.4%	8.3%
Korea	2,953	0.5%	1,782	0.3%	65.7%	2,910	0.6%	1.5%
Denmark	2,835	0.5%	2,699	0.5%	5.0%	3,408	0.7%	-16.8%
Chile	1,300	0.2%	1,251	0.2%	4.0%	1,233	0.3%	5.4%
Spain	1,089	0.2%	783	0.1%	39.1%	-	0.0%	0.0%
Paraguay	976	0.2%	977	0.2%	-0.1%	704	0.2%	38.7%
United States	945	0.2%	1,174	0.2%	-19.5%	1,350	0.3%	-30.0%
Argentina	810	0.1%	631	0.1%	28.3%	307	0.1%	163.7%
Uruguay	339	0.1%	311	0.1%	9.1%	360	0.1%	-5.9%
Netherlands	173	0.0%	151	0.0%	14.3%	123	0.0%	40.5%
France	143	0.0%	133	0.0%	7.4%	49	0.0%	191.0%
Belgium	115	0.0%	164	0.0%	-30.1%	154	0.0%	-25.5%
Italy	75	0.0%	70	0.0%	0.0%	-	0.0%	0.0%
Colombia	48	0.0%	88	0.0%	-46.2%	237	0.1%	-79.9%
Mexico	13	0.0%	3	0.0%	280.9%	74	0.0%	-82.1%
Peru	3	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
Other	8	0.0%	14	0.0%	-43.7%	6	0.0%	26.5%
Corporate Securities	72,481	13.2%	67,450	12.7%	7.5%	58,596	12.8%	23.7%
PGBL/VGBL - Fund Quotas	101,508	18.5%	97,184	18.4%	4.4%	84,665	18.5%	19.9%
Derivative Financial Instruments	25,849	4.7%	15,335	2.9%	68.6%	11,994	2.6%	115.5%
Total	549,136	100.0%	529,455	100.0%	3.7%	457,135	100.0%	20.1%

Evolution of Short-Term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is shown below:

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis Balance Sheet

Securities and Derivative Financial Instruments by Maturity

Our securities and derivative financial instruments are presented below in accordance with their maturity period, allowing us to see our positions by maturity date.

Securities by Category

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On March 31, 2015, the securities portfolio totaled R$298,211 million.

Loan Portfolio

Loan Portfolio by Product

In the table below, the loan portfolio is split into two groups: individuals and companies. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below.

In R$ millions, end of period	1Q15	4Q14	variation	1Q14	variation
Individuals	205,850	201,760	2.0%	180,636	14.0%
Credit Card	56,331	59,321	-5.0%	52,966	6.4%
Personal Loans	29,344	27,988	4.8%	27,756	5.7%
Payroll Loans (1)	44,608	40,525	10.1%	24,652	81.0%
Vehicles	26,331	28,927	-9.0%	37,086	-29.0%
Mortgage Loans (2)	30,194	28,898	4.5%	25,236	19.6%
Rural Loans	275	277	-0.9%	260	5.5%
Latin America (3)	18,768	15,823	18.6%	12,680	48.0%
Companies	262,255	250,000	4.9%	227,656	15.2%
Working Capital (4)	119,898	116,785	2.7%	104,596	14.6%
BNDES/Onlending	53,490	52,018	2.8%	50,503	5.9%
Export / Import Financing	34,787	31,460	10.6%	28,523	22.0%
Vehicles	5,595	5,573	0.4%	5,239	6.8%
Mortgage Loans	10,337	10,336	0.0%	10,083	2.5%
Rural Loans	7,795	7,977	-2.3%	7,285	7.0%
Latin America (3)	30,352	25,851	17.4%	21,427	41.7%
Total without Endorsements and Securities	468,105	451,760	3.6%	408,291	14.6%
Endorsements and Securities	75,289	73,759	2.1%	71,829	4.8%
Total with Endorsements and Securities	543,394	525,519	3.4%	480,120	13.2%
Corporate Securities (5)	35,202	34,175	3.0%	28,126	25.2%
Total Risk	578,596	559,694	3.4%	508,246	13.8%

(1) Includes operations originated by the institution and acquired operations. (2) Does not consider co-obligation in mortgage loan assignment in the amount of R$186.3 million in the 4Q11; (3) Includes Argentina, Chile, Colombia, Paraguay and Uruguay; (4) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (5) Includes Debentures, CRI and Commercial Paper.

At the end of the first quarter of 2015, our loan portfolio (including corporate securities portfolio and the balance of endorsements and sureties), amounted to R$578,596 million, a growth of 3.4% when compared to the previous quarter and of 13.8% when compared to March 31, 2014.

Individual loan portfolio reached R$205,850 million at the end of the first quarter of 2015, an increase of 2.0% when compared to the previous quarter. In this segment, the highlight was the growth of low-risk loan portfolios: payroll loans, which increased 10.1% reaching R$44,608 million, and mortgage loans, which increased 4.5% reaching R$30,194 million. This growth is also due to the increases of 4.8% in personal loans, which reached R$29,344 million, and of 18.6% in the individuals portfolio – Latin America, totaling R$18,768 million. These increases were partially offset by the 9.0% decrease in the vehicle portfolio.

The companies loan portfolio grew 4.9% at the end of the first quarter of 2015, totaling R$262,255 million. The changes in this portfolio were driven by the increases in working capital of 2.7%, which reached R$119,898 million, in export/import financing of 10.6%, which reached R$34,787 million, and in the companies portfolio – Latin America of 17.4%, to R$30,352 million.

Excluding the effect of the foreign exchange variation, the total loan portfolio, without endorsements and sureties, would have decreased 0.9% when compared to the previous quarter.

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis Balance Sheet

Loan Portfolio by Business Sector (including endorsements and sureties)

The changes in the portfolio of loans to companies, including Latin America portfolios, are listed below:

In R$ millions, end of period	1Q15	4Q14	variation
Public Sector	6,709	5,774	936	16.2%
Private Sector- Companies	326,225	313,679	12,546	4.0%
Vehicles and auto parts	22,662	20,849	1,813	8.7%
Food and beverage	19,872	19,258	614	3.2%
Real state	19,632	18,725	907	4.8%
Transportation	18,376	18,466	(89)	-0.5%
Agribusiness and fertilizers	16,909	15,467	1,442	9.3%
Energy and water treatment	13,601	14,582	(982)	-6.7%
Steel and metallurgy	13,247	10,909	2,338	21.4%
Sugar and Alcohol	11,195	10,860	335	3.1%
Capital Assets	10,585	11,025	(440)	-4.0%
Banks and other financial institutions	10,208	9,885	323	3.3%
Telecommunications	9,983	10,023	(40)	-0.4%
Petrochemical and chemical	9,748	8,598	1,150	13.4%
Construction Material	7,637	7,265	372	5.1%
Mining	7,488	7,310	178	2.4%
Pharmaceutical and cosmetics	7,076	7,075	0	0.0%
Infrastructure work	6,820	5,833	987	16.9%
Electronic and IT	6,672	6,641	31	0.5%
Oil and gas	6,438	5,872	566	9.6%
Clothing and footwear	5,499	5,347	152	2.8%
Other	102,579	99,690	2,889	2.9%
Total	332,935	319,452	13,482	4.2%

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are spread over our loan portfolio in a way that only 22.7% of the credit risk was concentrated on the 100 largest debtors at the end of the first quarter of 2015. The credit concentration of the 100 largest debtors (group consolidated) is as follows:

		% of total	% of total
In R$ millions, end of period	Risk	credits	Assets
Largest Debtor	6,094	1.1	0.5
10 Largest Debtors	35,185	6.5	2.7
20 Largest Debtors	55,535	10.2	4.3
50 Largest Debtors	90,945	16.7	7.0
100 Largest Debtors	123,307	22.7	9.5

Renegotiation of Loan Operations

According to the rules of CMN Resolution No. 2,682/99, balances of all contracts that have had changes to their original contractual terms should be reported as renegotiated loans. To allow better understanding, we segregate renegotiated loans into those that had changes in the original contractual terms only, but were not overdue or were overdue for less than 30 days, and those that had credits effectively renegotiated, as shown below:

In R$ millions, end of period	Portfolio	LLP	%
Amended Credit Agreements	19,360	(7,098)	36.7%
Amended Operations non-overdue	(6,869)	1,107	16.1%
Renegotiated Loans Operations	12,491	(5,991)	48.0%

Further information on Note 8-d of our financial statements.

On March 31, 2015, the portfolio of renegotiated operations reached R$12,491 million, with an increase of R$920 million in the quarter, representing 2.7% of our loan portfolio due to specific economic group in the corporate segment. At the end of the first quarter of 2015, the ratio of the allowance for loan losses to the renegotiated portfolio reached 48.0%.

The portfolio of renegotiated loan operations includes all operations under renegotiation, either overdue or those that were already written off as losses. In the case of write-offs, we recognize a provision for the total amount renegotiated (not generating an immediate result) that is reversed only when there is a strong indication of recovery of this credit (after payments are received on a regular basis for a few months).

The balance of 90-day non-performing loans (NPL 90) in the renegotiated portfolio reached R$2,743 million, which caused the 90-day NPL ratio to reach 22.0%. The allowance for loan losses coverage ratio of this portfolio was 218% on March 31, 2015. The portfolio of over 90-day non-performing loans presented in the report also includes the NPL on renegotiated credits.

Other Assets and Permanent Assets

The “other assets” item comprises foreign exchange portfolio, tax credits, taxes and contributions for offset and escrow deposits. In the first quarter of 2015, “other assets” reached R$200.1 billion (a 30.6% increase from the previous quarter), mainly due to the increase in foreign exchange transactions as a result of the depreciation of the Brazilian real against the U.S. dollar.

Our permanent assets, in the amount of R$19.9 billion, are represented by non-consolidated investments in Brazil and abroad, fixed assets and deferred charges. At the end of the first quarter of 2015, this category represented 1.5% of total assets.

Itaú Unibanco Holding S.A.	42

Management Discussion & Analysis Balance Sheet

Funding

In R$ millions, end of period	1Q15	4Q14	variation	1Q14	variation
Demand Deposits	56,660	48,733	16.3%	43,217	31.1%
Savings Deposits	117,357	118,449	-0.9%	108,932	7.7%
Time Deposits	96,500	108,465	-11.0%	120,567	-20.0%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	136,714	139,910	-2.3%	126,625	8.0%
Funds from Bills (1) and Structured Operations Certificates	32,743	31,665	3.4%	29,546	10.8%
(1) Total - Funding from Account Holders and Institutional Clients (*)	439,975	447,223	-1.6%	428,886	2.6%
Onlending	44,082	45,230	-2.5%	44,175	-0.2%
(2) Total – Funding from Clients	484,057	492,453	-1.7%	473,062	2.3%
Assets Under Administration	694,824	668,516	3.9%	626,696	10.9%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	116,737	112,675	3.6%	104,595	11.6%
(3) Total – Clients	1,295,618	1,273,644	1.7%	1,204,353	7.6%
Interbank deposits	28,135	19,125	47.1%	5,493	412.2%
Funds from Acceptance and Issuance of Securities	18,010	16,085	12.0%	14,320	25.8%
Total Funds from Clients + Interbank Deposits	1,341,762	1,308,854	2.5%	1,224,166	9.6%

Repurchase Agreements (2)	194,144	185,103	4.9%	161,991	19.8%
Borrowings	52,183	43,546	19.8%	32,752	59.3%
Foreign Exchange Portfolio	84,030	43,176	94.6%	42,150	99.4%
Subordinated Debt	59,527	54,569	9.1%	55,534	7.2%
Collection and Payment of Taxes and Contributions	4,661	226	1962.3%	5,602	-16.8%
Working Capital (3)	78,707	78,340	0.5%	66,461	18.4%
Working Capital and Other	473,252	404,960	16.9%	364,491	29.8%
Total Funds (Working Capital, Raised and Managed Assets)	1,815,014	1,713,815	5.9%	1,588,657	14.2%

(*) Funds from Institutional Clients totaled R$10,707 million, which corresponds to 2.4% of the total raised with Account Holders and Institutional Clients.

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

At the end of the first quarter of 2015, total funds from clients, including interbank deposits, amounted to R$1.3 trillion, corresponding to an increase of R$32,908 million from the fourth quarter of 2014. The main drivers were increases of R$26,307 million in investment funds and managed portfolios, R$9,010 million in interbank deposits, and R$7,926 million in demand deposits, which were partially offset by the reduction of R$11,965 million in time deposits.

The debentures issued by leasing companies of the conglomerate, after being purchased by the bank (the Conglomerate’s leading company), are traded with the same characteristics as those of CDBs and other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as deposits from account holders. At the end of the first quarter of 2015, this type of funding totaled R$136,714 million, including institutional clients.

Total funds (working capital, raised and managed assets) amounted to R$1.8 trillion at the end of the first quarter of 2015, an increase of R$101,200 million when compared to the end of the fourth quarter of 2014, mainly driven by a combination of the increases in funds from clients, repurchase agreements, borrowings and foreign exchange portfolio.

In the 12-month period, we highlight the increase of R$117,596 million in funds obtained from clients, mainly due to the increase in funds obtained through investment funds and managed portfolios, debentures, interbank deposits and technical provisions for insurance, pension plans and premium bonds. Total funds (working capital, raised and managed assets) grew R$226,357 million.

Funds from clients (1)

(1) Includes institutional clients in the proportion of each type of product by them invested.

Itaú Unibanco Holding S.A.	43

Management Discussion & Analysis Balance Sheet

Loans to Funding Ratio

In R$ millions, end of period	1Q15	4Q14	variation		1Q14	variation
Funding from Clients	484,057	492,453	-1.7%		473,062	2.3%
Funds from Acceptance and Issuance of Securities Abroad	18,010	16,085	12.0%		14,320	25.8%
Borrowings	52,183	43,546	19.8%		32,752	59.3%
Other (1)	30,174	21,022	43.5%		21,987	37.2%
Total (A)	584,423	573,106	2.0%		542,121	7.8%
(-) Reserve Required by Brazilian Central Bank	(70,593)	(72,413)	-2.5%		(91,049)	-22.5%
(-) Cash (Currency) (2)	(18,687)	(17,527)	6.6%		(16,030)	16.6%
Total (B)	495,143	483,166	2.5%		435,041	13.8%
Loan Portfolio (C) (3)	468,105	451,760	3.6%		408,291	14.6%
C/A	80.1%	78.8%	130	bps	75.3%	480	bps
C/B	94.5%	93.5%	100	bps	93.9%	70	bps

(1) These comprise installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include endorsements and sureties.

Loans to funding ratio before the deduction of compulsory deposits and cash equivalents reached 80.1% at the end of the first quarter of 2015 compared to 78.8% at the end of the fourth quarter of 2014.

Disregarding reserve requirements and cash equivalents, this ratio reached 94.5% at the end of the first quarter of 2015 compared to 93.5% at the end of the fourth quarter of 2014.

Loan to Funding Ratio

(*) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

External Funding - Securities (1)

The table below highlights the main issuances of Itaú Unibanco abroad in effect on March 31, 2015.

		Balance at			Exchange	Balance at	Issue	Maturity
Instrument	Issuer	Dec 31,14	Issuances	Amortization	Variation	Mar 31,15	Date	Date	Cupom % a.a.
Fixed Rate Notes (2)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF (5) + 3.79%
Fixed Rate Notes (3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(5) + 3.44%
Floating Rate Notes	Itaubank	393		(393)		-	12/31/2002	3/30/2015	Libor (6) + 1.25%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	4/15/2010	4/15/2020	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	9/23/2010	1/22/2021	5.75%
Medium Term Notes (4)	Itaú Unibanco Holding S.A., Grand Cayman Branch	188			(32)	156	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,870				1,870	11/13/2012	5/13/2023	5.13%
Structured Notes		3,404		(299)		3,105
Total		11,976	-	(692)	(32)	11,251

(1) The balances refer to principal amounts; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Amounts in US$ equivalent on the issuance dates to R$500 million; (5) Development Financial Unit; (6) 180-day Libor.

On March 31, 2015, funds obtained abroad totaled US$11,251 million, a decrease of US$725 million from the fourth quarter of 2014 (presented in the “Funding” table in the previous section as Foreign Borrowings through Securities and Subordinated Debt).

Itaú Unibanco Holding S.A.	44

Management Discussion & Analysis Balance Sheet by Currency

We adopt a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order not to expose net income to foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On March 31, 2015, the net exchange position was a liability of US$9,717 million.

Assets | March 31, 2015

		Business in		Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Local Currency	Currency	Abroad
Cash and Cash Equivalents	18,687	9,251	6,912	2,339	10,695
Short - Term Interbank Investments	225,076	206,038	206,038	0	19,038
Securities and Derivative Instruments	324,060	266,350	262,993	3,358	99,334
Loans, Leases and Other Loan Operations	439,751	331,642	316,337	15,305	170,709
Loans	468,105	356,145	340,841	15,305	174,559
(Allowance for Loan Losses)	(28,354)	(24,504)	(24,504)	0	(3,850)
Other Assets	267,093	201,965	179,842	22,123	106,068
Foreign Exchange Portfolio	83,050	38,364	16,654	21,710	84,177
Other	184,043	163,602	163,188	413	21,891
Permanent Assets	19,947	70,271	18,794	51,477	1,153
Total Assets	1,294,613	1,085,517	990,915	94,602	406,997
Derivatives – Purchased Positions				135,072
Total Assets After Adjustments (a)				229,674

Liabilities | March 31, 2015

		Business in		Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Local Currency	Currency	Abroad
Deposits	298,652	185,141	184,479	662	131,090
Funds Received under Securities Repurchase Agreements	330,858	309,573	309,573	-	21,285
Funds from Acceptances and Issue of Securities	50,753	59,471	34,874	24,597	15,650
Borrowings and Onlendings	96,265	109,773	44,132	65,641	49,091
Interbank and Interbranch Accounts	9,365	8,988	6,141	2,847	377
Derivative Financial Instruments	30,997	19,859	19,859	-	12,075
Other Liabilities	260,819	176,161	152,982	23,178	125,600
Foreign Exchange Portfolio	84,030	39,044	15,945	23,099	84,476
Other	176,790	137,116	137,037	79	41,123
Technical Provisions of Insurance, Pension Plan and Premium Bonds	116,737	116,670	116,668	2	67
Deferred Income	1,513	1,227	638	590	285
Minority Interest in Subsidiaries	1,700	1,700	1,700	-	0
Stockholders' Equity of Parent Company	96,954	96,954	96,954	-	51,477
Capital Stock and Reserves	91,221	90,803	90,803	-	51,351
Net Income	5,733	6,151	6,151	-	126
Total Liabilities and Equity	1,294,613	1,085,517	967,999	117,518	406,997
Derivatives – Sold Positions				143,330
Total Liabilities and Equity After Adjustments (b)				260,848
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(31,173)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(9,717)

Note: Does not include eliminations of operations between local and foreign business units.

Assets and liabilities denominated in foreign currencies

We present below the net foreign exchange position, a liability position at a higher volume than the balance of the hedged assets, which, when including the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the mitigation of the exposure to foreign exchange variations.

In R$ millions, end of period	1Q15	4Q14	variation
Investments Abroad	51,477	43,355	8,123	18.7%
Net Foreign Exchange Position (Except Investments Abroad)	(82,651)	(70,333)	(12,318)	17.5%
Total	(31,173)	(26,978)	(4,195)	15.6%
Total in US$	(9,717)	(10,157)	440	-4.3%

Itaú Unibanco Holding S.A.	45

Management Discussion & Analysis Risk Management

Corporate Principles of Risk and Capital Management

We regard risk management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to our stockholders.

Risk management encompasses the entire institution and is in line with the guidelines of the Board of Directors and Senior Management, which, through Committees and Superior Commissions, determine the overall goals, expressed as targets and limits for the risk management business units. Meanwhile, the control and capital management units support Itaú Unibanco’s management by means of monitoring processes and risk and capital analysis.

We adopt a prospective approach in relation to capital management, which comprises the following phases: identification and analysis of material risks, capital planning, stress test analysis focused on the impact of severe events on our capitalization level, maintenance of a contingency plan, internal capital adequacy assessment and preparation of periodic management reports.

For additional information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations >> Corporate Governance >> Risk Management – Pillar III.

Credit Risk

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels consistent with our risk appetite for each market segment in which we operate.

The credit risk control is centralized and carried out by an independent executive area responsible for risk control. The main responsibilities include monitoring and controlling the performance of loan portfolios, managing the process of development of institutional credit risk policies, monitoring the adequacy of the Referential Equity to the level of credit assumed. Itaú Unibanco’s centralized process for approving policies and validating models ensures the synchronization of credit actions.

Operational Risk

Our operational risk management structure is composed of operational risk management and control activities aimed at supporting the organization in decision-making processes, always in search of the proper identification and evaluation of risks, the creation of value for stockholders, as well as the protection of our assets and image.

Liquidity Risk

Liquidity risk is defined as the possibility that we fail to efficiently meet expected and unexpected current and future obligations, including those arising from guarantees, without affecting our daily operations and incurring significant losses.

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of endorsements and sureties and lines of credit raised but not used.

Market Risk

Our market risk is controlled by a department that is independent from the business units and is responsible for carrying out, on a daily basis, risk measurement activities, assessment, analysis and reporting to the proper departments and persons, in normal and stress situations, in accordance to the established governance , as well as monitoring the necessary procedures to adjust the position and/or risk level, when applicable. To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of the Superior Committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco

Itaú Unibanco changed its methodology for calculating the Consolidated VaR by migrating from the Parametric approach to the “Historical Simulation” approach (except for the Foreign Units). This new methodology fully reprices the positions using the real historical distribution of the volatilities.

The market risk exposure of Itaú Unibanco portfolio and its foreign subsidiaries is presented in the VaR by Risk Factor Group table below, which shows where the main concentrations of market risk are.

The VaR increase in this quarter is due to the volatility increase, added to positions changes; these two factors changed the portfolio correlation effects. Also, the migration from VaR parametric approach to historial simulation for foreign units (Banco Itaú Argentina, Banco Itaú Chile and Banco Itaú BBA Colombia) contribuited to the VaR increase.

VaR by Risk Factor

In R$ millions, end of period		1Q15	4Q14
Itaú Unibanco
	Brazilian Interest rates	166.5	124.8
	Other Foreign Interest rates	89.9	83.6
	FX rates	40.4	26.5
	Brazilian Inflation Indexes	110.0	115.7
	Equities and Commodities	19.2	22.5
Foreign Units
	Banco Itaú BBA International	3.6	1.6
	Banco Itaú Argentina	5.9	1.9
	Banco Itaú Chile	11.1	5.3
	Banco Itaú Uruguay	1.8	2.1
	Banco Itaú Paraguay	3.7	3.5
	Banco Itaú BBA Colombia	1.6	0.5
	Diversification Effect	(231.8)	(194.9)
	Total VaR	221.7	193.1
	Maximum VaR in the Quarter	236.6	227.7
	Average VaR in the Quarter	203.7	176.0
	Minimum VaR in the Quarter	179.1	131.1

Values represented above consider 1 day as time line and 99% confidence. In March 31, 2015 the Total VaR Parametric values of Banco Itaú Argentina, Banco Itaú Chile e Banco Itaú BBA Colombia were R$3,8 million, R$4,6 million and R$0,03 million, respectively.

Evolução do VaR do Itaú Unibanco

Capital Sufficiency

Through the Internal Capital Adequacy Assessment Process (ICAAP), we aim to ensure the sufficiency of regulatory capital to cover our credit, market, operational and other risks.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis Capital Ratios (BIS)

Solvency Ratios | Prudential Conglomerate and Financial Conglomerate

	Prudential	Financial
In R$ millions, end of period	1Q15	4Q14	1Q14
Stockholders' equity of the parent company	96,954	95,848	82,173
Consolidated stockholders’ equity (BACEN)	102,393	103,079	89,836
Non-voting shares excluded from Tier I	-	(1,048)	(890)
Deductions from core capital	(10,942)	(5,819)	(5,934)
Core Capital	91,451	96,212	83,013
Additional capital	50	20	21
Tier I	91,501	96,232	83,034
Tier II	29,402	33,559	33,559
Referential Equity (Tier I and Tier II)	120,903	129,790	116,593
Required Referential Equity	86,773	84,488	81,964
Risk-Weighted Assets (RWA)	788,844	768,075	745,131
Credit Assets Expansion Simulation	310,273	411,839	314,807
Excess Capital	34,130	45,302	34,629

Ratios (%)
Tier I	11.6	12.5	11.1
Tier II	3.7	4.4	4.5
BIS (Referential Equity / Total exposure weighted by risk)	15.3	16.9	15.6

Itaú Unibanco’s minimum capital requirements are in accordance with the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements in Brazil. These requirements are expressed as ratios between the capital available – demonstrated by the Tier I and Tier II Referential Equity, or Total Capital, and the risk-weighted assets.

As of the first quarter of 2015, these ratios are reported in the Prudential Conglomerate, which includes not only the financial institutions in the Financial Conglomerate (in effect through December 2014), but also similar institutions(*).

Referential Equity | Prudential Conglomerate

On March 31, 2015, our Referential Equity reached R$120,903 million, R$91,501 million equivalent to Tier I and R$29,402 million to Tier II.

Taking into consideration our current capital base, and fully applying Basel III rules established by the Brazilian Central Bank in full now, we estimate that our core capital (Common Equity Tier I) would be 11.4% on March 31, 2015, taking into consideration some mitigating actions that are in progress and the use of the full tax loss carry forward balance. This scenario is presented in the following chart.

Estimated Core Capital Ratio (Common Equity Tier I)

¹ Includes deductions of Goodwill, Intangible Assets, Tax Loss Carryforwards, Deferred Tax Assets, Equity Investments in Insurance and similar companies. ² Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 9.09 nowadays, will be to 12.5 in 2019. ³ Does not include any reversal of the complementary portion of the loan loss provisions.

(*) Similar institutions are consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk, and investment funds in which the conglomerate substantially retains risks and benefits.

Solvency Ratios | Prudential Conglomerate

On March 31, 2015, our BIS ratio reached R$15.3%, of which 11.6% equivalent to Tier I and 3.7% to Tier II.

The Basel ratio reduction was mainly due to the following factors: the progress of the implementation schedule of BIS III (100 bps); the distribution of interest on capital (40 bps); the changes in risk-weighted assets (80 bps) and the increase in deferred tax asset balance related to income tax and social contribution loss carryforwards (50 bps) as part of our mitigation strategy of exchange risk of capital invested abroad. The negative effects were partially offset by the accumulation of profits and the adoption of the Prudential Conglomerate.

Subordinated Debt and Referential Equity Tier II

March 31, 2015

 On March 31, 2015, the account balance of the subordinated debt reached R$59,527 million, an increase of 9.1% from the previous quarter. Considering that in this period no debt was issued, the balance increase is mainly due to the 20.8% depreciation of the Brazilian real against the U.S. dollar, which impacted debts issued in foreign currency.

(**) According to present rules, we calculated the Referential Equity considering the December, 2012 balance of Subordinated Debt, including Debt approved by the Brazilian Central Bank as part of Tier II after the closing period.

Itaú Unibanco Holding S.A.	47

Management Discussion & Analysis Capital Ratios (BIS)

Exposure by Risk

	Prudential	Financial
In R$ millions, end of period	1Q15	4Q14	1Q14
Exposure weighted by credit risk (RWACPAD)	728,559	706,081	686,512
FPR de 2%	136	75	53
FPR de 20%	6,291	3,249	7,298
FPR de 35%	8,579	8,139	7,033
FPR de 50%	46,681	34,486	23,615
FPR de 75%	145,250	146,705	127,691
FPR de 85%	147,950	139,730	119,733
FPR de 100%	305,875	307,259	314,160
FPR de 150%	-	-	20,201
FPR de 250%	34,294	34,838	31,130
FPR de 300%	18,002	14,015	19,288
FPR de 1250%	1,688	4,430	6,392
Derivatives – potential future gain and credit quality counterparty variations	13,812	13,156	9,919
Exposure weighted by operational risk (RWAOPAD)	35,509	36,817	36,566
Exposure weighted by market risk (RWAMPAD)	24,776	25,176	22,054
Gold, foreign currency and operations subject to exchange rate variation (RWACAM)	11,198	13,403	5,642
Operations subject to interest rate variation (RWAJUR)	12,046	10,347	14,421
Operations subject to commodity price variations (RWACOM)	921	952	939
Operations subject to stock price variation (RWAACS)	610	474	1,052
Risk-weighted assets (RWA) [RWACPAD+ RWAOPAD+RWAMPAD]	788,844	768,075	745,131

On March 31, 2015, the total exposure weighted by risk amounted to R$788,844 million.

The credit risk exposure of our risk-weighted assets (RWACPAD) reached R$728,559 million on March 31, 2015.

The operational risk-weighted assets (RWAOPAD) reached at R$35,509 million at the end of the first quarter of 2015. The RWAOPAD are determined every six months, according to Circulars Nos. 3,640, 3,675 and 3,739 of the Brazilian Central Bank.

The market risk-weighted assets (RWAMPAD) reached R$24,776 million on March 31, 2015.

Evolution of the Composition of the Risk-Weighted Exposure

Exposure weighted by Credit Risk

Risk-Adjusted ROA

In the first quarter of 2015, the annualized recurring return on average assets remained at 1.9%, an increase of 30 basis points when compared to the first quarter of 2014.

The risk-adjusted ROA remained at 3.0% this quarter, a 60 basis point increase from the same period of the previous year.

In the first quarter of 2015, the risk-weighted leverage was 6.5, up 60 basis points from the previous quarter, mainly due to the lower Referential Equity in the current period.

Itaú Unibanco Holding S.A.	48

Management Discussion & Analysis Ownership Structure

Itaú Unibanco Holding’s capital stock is represented by common shares (ITUB3) and non-voting shares (ITUB4), both traded at the BM&FBOVESPA. The non-voting shares are also traded as depositary receipts at NYSE (New York) and BCBA (Argentina) as ADRs and CEDEARs, respectively.

Outstanding Shares | Itaú Unibanco Holding S.A.

In thousands	Common Shares	Non-voting Shares	Total
Number of Shares	2,770,037	2,760,796	5,530,833
Treasury Shares
On 12/31/2014	2.5	53,829	53,831
Purchase of treasury shares	-	16,597	16,597
Exercised options - Granting of stock options	-	(2,097)	(2,097)
Disposals - Stock option plan	-	(6,486)	(6,486)
On 03/31/2015 (1)	2.5	61,842	61,845
Total Shares (-) Treasury Shares	2,770,034	2,698,954	5,468,988

(1) The average acquisition cost of the non-voting treasury shares was R$26.96 and of the common treasury shares was R$7.97. For further information, including information on the “Stock Option Plan”, see note 16 to the financial statements.

The management of our ownership structure aims to optimize capital allocation among the many segments that compose the conglomerate. Itaú Unibanco Holding is controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family while Cia. E. Johnston is controlled by the members of the Moreira Salles family.

The organization chart below summarizes the current ownership structure as of March 31, 2015:

10% bonus in shares approved in Stockholders’ Meeting

On April 29, 2015, the Stockholders’ Meeting approved an increase in the capital stock in the amount of R$10.1 billion through the capitalization of profit reserves with a share bonus of 10%. Every stockholder will be entitled, free of charge, to one new share for each ten shares of the same type they hold. The baseline date for the right to the bonus will be communicated to the market after Brazilian Central Bank approval. The share bonus will add value to our stockholders, mainly because:

- The unit cost of the bonus shares will be R$18.348050984612, which will impact the average price of the shares held by the stockholder;

- Monthly dividends will remain at R$0.015 per share, representing a 10% increase in the amounts received on a monthly basis after the share bonus.

Free Float - Non-voting Shares | on 03/31/2015

Itaú Unibanco Holding S.A.	49

Management Discussion & Analysis Stock Market Performance

Stock Market Performance | 1Q15

Our common and non-voting shares were traded on all BM&FBOVESPA´s sessions in the first quarter of 2015. Additionally, our non-voting shares are included in several Stock Exchange indexes in which financial institution shares may be listed.

	(R$)	(R$)	(US$)
	Non-voting Shares	Common Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 03/31/2015	35.31	32.18	11.06
Maximum price in quarter	37.57	33.87	13.66
Average price in quarter	34.79	31.62	12.18
Minimum price in quarter	32.47	29.70	10.12
Closing Price at 12/31/2014(1)	34.60	32.30	13.01
Maximum price in 12 months(2)(3)	41.62	38.79	18.49
Average price in 12 months (2)	34.95	31.94	14.22
Minimum price in 12 months(2)(4)	30.13	27.10	10.12
Closing Price at 03/31/2014(5)	30.82	29.03	13.51
Change in 1Q15	2.1%	-0.4%	-15.0%
Change in the last 12 months	14.6%	10.9%	-18.1%
Average daily trading financial volume - in 12 months (million)	439.4	7.0	177.2
Average daily trading financial volume in 1Q15 (million)	460.3	4.3	170.2

(1) On 12/31/14 no trading session was held at the BM&FBOVESPA. Therefore, the amounts presented refer to 12/30/14;

(2) From 03/31/14 to 03/31/15;

(3) Prices on 09/03/14 for non-voting shares, common shares and ADRs;

(4) Prices on 03/31/14 for non-voting shares, on 10/27/14 for common shares and on 03/13/15 for ADRs.

(5) Prices adjusted by the June 2014 bonus (10%).

Closing price at the end of each period (1)

(1) In 2012, non-voting shares, common shares and ADRs shares prices were adjusted by the June 2014 and March 2013 bonus (10%), while in 2013 the same prices were adjusted only by the June 2014 bonus.

Liquidity of our shares

	1Q15	4Q14	1Q14
BM&FBovespa (ITUB4)
Total Financial Volume Traded in the spot market (in R$ million)	28,077	33,763	21,255
Volume of Transactions (in thousands)	1,751.5	1,877.7	1,433.5
Average volume by transaction (in R$ thousands)	16.0	18.0	14.8
Negotiability Index(1)	4.53%	4.32%	3.79%
NYSE (ADR)
Total Financial Volume Traded (in R$ million)	29,967	33,787	22,279
Volume of Transactions (in thousands)	2,417	2,348	2,089
Average volume by transaction (in R$ thousands)	12.4	14.4	10.7
Total outstanding ADRs (in million)	911.1	913.0	892.2
Ratio of Total Outstanding ADRs to Total Outstanding Non-Voting Shares	33.8%	33.7%	36.4%

(1) The negotiation index represents the percentage of share trading in relation to all shares traded in the spot market on BM&FBovespa. For calculation purposes, it was considered the trading in the three last months of each period . Source: Economática.

Market Capitalization vs. Ibovespa Index

On March 31, 2015, our market capitalization was R$192.7 billion, and the compound annual growth rate (CAGR) has increased 11.57% since 2012. Ibovespa reached 51.2 thousand points in the same period and its CAGR decreased 7.50%. According to information provided by Bloomberg, on March 31, 2015 we were the 2nd largest company by market capitalization in Brazil and the 1st among financial institutions.

Market Indicators

Price / Earnings1 – represents the total number of years for an investor to recover his/her capital invested.

Price / Book Value 2 – represents the ratio of market capitalization to stockholders' equity.

(1): Closing price of non-voting share at the period end/Earnings per share. For calculation purposes, the retained earnings of the last 12 months were considered. (2): Closing price of non-voting share at the period-end/Book value per share.

Average Daily Trading Volume (BM&FBovespa + NYSE)

Financial trading profile by investor

Foreign investors accounted for almost 70% of the financial volume of Itaú Unibanco shares traded on stock exchanges in the first quarter of 2015.

(1) Cooperatives, public companies, limited-liability companies, municipal/state/federal governments, financial entities, churches and charities and/or non-profit organizations, among others.

(2) Includes foreign investors trading on the BM&FBOVESPA, as well those trading on the NYSE.

Dividends and Interest on Capital

Itaú Unibanco compensates its stockholders by means of monthly and complementary payments of dividends and interest on capital. In the first quarter of 2015, we paid or recognized a provision of R$1.32 billion in dividends and interest on capital, net of taxes.

Dividend Yield (Dividends and Interest on Capital Distributed / Average Price1) It is the ratio of total dividends/interest on capital distributed to the share price, which indicates the return on investment to the stockholder through profit sharing in each period.

Payout (Net Dividends and Interest on Capital Distributed / Net Income)

(1): Average price on the first day of each period.

(2): For calculation purposes, it was considered the total Dividends/Interest on capital distributed in the last 12 months of each period.

Itaú Unibanco Holding S.A.	50

Management Discussion & Analysis Stock Market Performance

Market Consensus

Major market analysts periodically issue recommendations on the shares that are the subject matter of their analyses. These recommendations help many investors choose the best option in which to invest their capital.

Based on information provided by Thomson Analytics and Bloomberg on March 31, 2015, we present, in the table below, a summary of the recommendations on Itaú Unibanco Holding non-voting shares.

	Thomson	Bloomberg
Buy	14	16
Hold	5	5
Sell	0	1
Number of Analysts	19	22

Based on information provided by Thomson, the average estimated target price for 2015 is R$40.50. According to Bloomberg, the average estimated target price is R$42.00.

Main Market Indexes

The weights of our common and non-voting shares in the BM&FBOVESPA’s indexes of the current portfolios from January to March 2015 are shown in the chart below.

	ITUB3	ITUB4
	Weights	Weights and Ranking [1]
Ibovespa (Bovespa Index)	-	11.23%	1st
IBrA (Brazil Broad-Based Index)	0.84%	9.41%	1st
IBrX - 50 (Brazil Index 50)	-	11.17%	1st
IBrX - 100 (Brazil Index 100)	-	9.78%	1st
ICO2 (Carbon Efficient Index)	-	15.13%	1st
IFNC (Financial Index) [2]	1.64%	18.36%	1st
IGCT (Corporate Governance Trade Index)	1.03%	11.47%	1st
IGCX (Special Corporate Governance Stock Index)	0.64%	7.13%	2nd
ISE (Corporate Sustainability Index) [3]	0.51%	5.67%	5th
ITAG (Special Tag Along Stock Index)	-	12.72%	1st
MLCX (Mid-Large Cap Index)	0.93%	10.42%	1st

(1) Position of the ITUB4 share when the components of the index are ordered based on their weights.

(2) The weight of the companies’ shares in the index (including all types of shares) cannot exceed 20%.

(3) The weight of one economic sector in the Corporate Sustainability Index (ISE), including all types of shares, cannot exceed 15%.

Net Income per Share1 and Recurring Net Income per Share1

(1) For calculation purposes, the retained earnings of the last 12 months were considered.

(2) In 2012, the price was adjusted by the share bonus (10%) of June 2014 and March 2013, whereas the price in 2013 was adjusted by the share bonus of June 2014 only.

Trading of Own Shares for Treasury

In the first quarter of 2015, we acquired 16.6 million non-voting shares in the amount of R$568.3 million at the average price of R$34.24 per share.

These acquisitions refer to the share buy-back program approved by the Board of Directors that authorizes the acquisition of up to 10.0 million common shares and 50.0 million non-voting shares, which will be in effect through December 15, 2015.

For further information on volumes traded and prices, visit www.itau.com.br/investor-relations> Corporate Governance > Trading of Own Shares.

Credit Risk Assessment by Rating Agencies

Based on its new global methodology for banks issued in March 2015, Moody’s announced changes in the ratings of 1,021 banks from a total of 1,934 banks rated worldwide. Due to this methodology reassessment, Itaú Unibanco Holding, Itaú Unibanco S.A. and Itaú BBA ratings were placed on review for downgrade.

In April 2015, since Fitch Ratings downgraded the Brazilian sovereign outlook from stable to negative, the agency also reassessed the ratings of 20 Brazilian financial institutions, including Itaú Unibanco Holding, Itaú Unibanco S.A. and Itaú BBA, which had their outlooks and ratings downgraded.

Standard & Poor’s (S&P) disclosed, in April 2015, some changes in the ratings and outlooks of Brazilian financial institutions. Itaú Unibanco Holding and Itaú BBA ratings and outlooks were not changed.

To learn more about these ratings, please visit (www.itau.com.br/investor-relations) in Itaú Unibanco > Market Opinion > Ratings.

Non-voting Shares (ITUB4) Appreciation

The chart below shows the simulation of R$100 invested on March 31, 2005 through March 31, 2015, by comparing the amounts with and without the reinvestment of dividends to the performance of Ibovespa and CDI (Interbank Deposit Certificate).

Itaú Unibanco Holding S.A.	51

Management Discussion & Analysis Stock Market Performance

Annual and Extraordinary Stockholders’ Meetings

On April 29, 2015 we held Annual and Extraordinary General Meetings for our stockholders to deliberate on:

•	Approval of the Financial Statements as of the year ended December 31, 2014 and of the Allocation of Net Income for the period;
•	Election of members for the Board of Directors and Fiscal Council;
•	10% bonus in shares – as mentioned previously.

The Stockholders’ Meeting Manual, made available 30 days in advance of the meeting, and the main resolutions are available on our Investor Relations website www.itau.com.br/investor-relations and on CVM, BM&FBOVESPA, SEC and BCBA websites.

Digital Meeting – for the fourth consecutive year we made available to our stockholders the Electronic Voting Platform, which mainly aims at encouraging and expediting their participation in the Meeting. We were the first financial institution to provide this mechanism in Brazil, thus allowing our stockholders to exercise their right to vote from any part of the world, without having to attend the Meeting in person.

2014 Consolidated Annual Report and Integrated Report

For the second consecutive year, we prepared the Consolidated Annual Report, integrating the Annual Report (with sustainability indexes of the Global Reporting Initiative), the 20-F Form (required by SEC) and the Debt Report into a single document. The priorities this year were the conciseness of contents (reducing contents by over 45% when compared to the 2013 report) whereas maintaining the text quality, and the in-depth examination of material issues, such as the full review and thorough analysis of our Risk Factors.

The Integrated Report, which follows the IIRC (International Integrated Reporting Council) framework, addresses the organization’s most significant information, correlating results, operational activities, business strategies and different types of capital.

These documents are reviewed and assured by independent auditors and are available on our Investor Relations website www.itau.com.br/relacoes-com-investidores.

Corporate Events

Alliance with MasterCard – In March 2015 we entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. to establish an alliance for a 20-year term, in the payment solutions market in Brazil. This alliance will operate a new electronic payments network through a company controlled by MasterCard, in which Itaú Unibanco will have certain vetoes and approval rights.

Our objectives with this alliance are to expand our issuing and acquiring businesses, mostly related to this new payment solutions network, to access new payment solutions technologies, to carry out significant gains of scale and efficiency, and to capitalize on MasterCard’s expertise in the management of payment solutions’ brands of international acceptance.

2015 Agenda

May
	06	Conference Call – 1st Quarter Results

APIMEC - Belo Horizonte / MG
20
		Venue: Mercure Belo Horizonte Lourdes Hotel	Time: 12:00 p.m.

APIMEC - Brasília / DF
28
		Venue: Windsor Plaza Brasília Hotel	Time: 12:00 p.m.
June
APIMEC - Campinas / SP
02
		Venue: Hotel Vitória Concept Campinas	Time: 7:00 p.m.

APIMEC - Porto Alegre / RS
10
		Venue: Sheraton Porto Alegre Hotel	Time: 4:00 pm

APIMEC - Rio de Janeiro / RJ
16
		Venue: Sofitel Rio de Janeiro Copacabana	Time: 8:00 a.m.

APIMEC - Vitória / ES
17
		Venue: Golden Tulip Porto Vitória Hotel	Time: 7:00 p.m.

APIMEC - Santos / SP
18
		Venue: Mercure Santos Hotel	Time: 7:00 p.m.

APIMEC - Londrina / PR
22
		Venue: Hotel Boulevard	Time: 7:00 p.m.

APIMEC - Curitiba / PR
23
		Venue: Pestana Curitiba Hotel	Time: 7:00 p.m.

APIMEC - Joinville / SC
24
		Venue: Bourbon Joinville Business Hotel	Time: 7:00 p.m.

APIMEC - Florianópolis / SC
25
		Venue: Majestic Palace Hotel	Time: 7:00 p.m.

APIMEC - Uberlândia / MG
29
		Venue: Center Convention	Time: 7:00 p.m.

APIMEC - Ribeirão Preto / SP
30
		Venue: Stream Palace Hotel	Time: 7:00 p.m.
July
APIMEC - Campo Grande / MS
02
		Venue: Hotel Deville Prime	Time: 7:00 p.m.

APIMEC - João Pessoa / PB
07
		Venue: Best Western Hotel Caiçara	Time: 7:00 p.m.

APIMEC - Goiânia / GO
09
		Venue: Castro’s Park Hotel	Time: 7:00 p.m.

APIMEC - Manaus / AM
20
		Venue: Quality Hotel	Time: 7:00 p.m.

APIMEC - Belém / PA
21
		Venue: Crowne Plaza	Time: 7:00 p.m.

APIMEC - Recife / PE
22
		Venue: Golden Tulip Recife Palace	Time: 7:00 p.m.

APIMEC - Salvador / BA
23
		Venue: Sheraton da Bahia Hotel Salvador	Time: 7:00 p.m.
August
	04	2nd Quarter Results

	05	Conference Call – 2nd Quarter Results

APIMEC - São Paulo / SP
20
		Venue: Hotel Unique	Time: 2:00 p.m.
November
	03	3rd Quarter Results

	04	Conference Call – 3rd Quarter Results

APIMEC - Fortaleza / CE
19
		Venue: Hotel Gran Marquise	Time: 4:00 p.m.

Itaú Unibanco Holding S.A.	52

1st quarter of 2015

Management Discussion & Analysis

Segment Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	54

Management Discussion & Analysis Segment Analysis

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with fundingat market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

As of the first quarter of 2015, we changed the presentation of our segments in order to reflect them with the bank’s current organizational structure. We will report the following segments: (a) Retail Banking, (b) Wholesale Banking and (d) Activities with the Market + Corporation. Retail Banking will include the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of the Private Bank and Latam operations to the Wholesale Banking. We restated the Pro Forma Balance Sheet and Income Statement for the fourth quarter of 2014 by segment for better comparison between periods, and these are the main changes of this presentation.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our interest in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, supplementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital considers the following components: credit risk (including expected loss), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

Income Tax Rate

We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined by segment and the effective income tax amount, as stated in the consolidated financial statements, is stated in the Activities with the Market + Corporation column.

Itaú Unibanco Holding S.A.	55

Management Discussion & Analysis Segment Analysis

The Pro Forma financial statements of the Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below, are based on managerial information derived from internal models, to more accurately reflect the business units activities. As of the first quarter of 2015, we changed our segments presentation and our Economic Allocated Capital calculation methodology.

Pro Forma Balance Sheet by Segment | On March 31, 2015

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	805,946	483,738	115,906	1,274,667
Cash and Cash Equivalents	16,424	2,264	-	18,687
Short-term Interbank Investments	250,115	63,641	-	225,076
Securities and Derivative Financial Instruments	180,874	145,865	35,932	324,060
Interbank and Interbranch Accounts	62,957	4,508	-	67,001
Loan, Lease and Other Credit Operations	233,522	234,584	-	468,105
(Allowance for Loan Losses)	(15,140)	(6,884)	-	(22,024)
(Complementary Expected Loss Provisions)	-	-	(6,330)	(6,330)
Other Assets	77,195	39,761	86,305	200,092
Foreign Exchange Portfolio	8,580	28,083	48,265	83,050
Others	68,615	11,678	38,039	117,042
Permanent Assets	16,488	1,728	1,730	19,947
Total Assets	822,434	485,466	117,636	1,294,613
Liabilities and Equity
Current and Long-Term Liabilities	784,046	447,751	93,574	1,194,447
Deposits	260,784	115,470	-	298,652
Deposits Received under Securities Repurchase Agreements	239,143	105,659	-	330,858
Funds from Acceptances and Issue of Securities	56,299	30,200	-	50,753
Interbank and Interbranch Accounts	5,121	4,247	-	9,365
Borrowings and Onlendings	20,299	75,966	-	96,265
Derivative Financial Instruments	36	32,341	-	30,997
Other Liabilities	110,722	58,772	93,574	260,819
Foreign Exchange Portfolio	9,341	27,592	48,975	84,030
Others	101,381	31,181	44,599	176,790
Technical Provisions for Insurance, Pension Plans and Premium Bonds	91,643	25,095	-	116,737
Deferred Income	1,126	386	-	1,513
Minority Interest in Subsidiaries	1,619	-	81	1,700
Economic Allocated Capital - Tier I (*)	35,643	37,329	23,981	96,954
Total Liabilities and Equity	822,434	485,466	117,636	1,294,613

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 1st quarter of 2015

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,197	5,799	1,951	24,946
Managerial Financial Margin	10,098	3,956	1,909	15,963
Financial Margin with Clients	10,098	3,956	39	14,092
Financial Margin with the Market	-	-	1,871	1,871
Banking Service Fees and Income from Banking Charges	5,105	1,735	26	6,867
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,994	107	16	2,117
Loan Losses Net of Recovery	(2,519)	(1,975)	39	(4,455)
Expenses for Allowance for Loan Losses	(3,503)	(2,051)	39	(5,515)
Income from Recovery of Credits Written Off as Losses	984	76	-	1,060
Retained Claims	(359)	(9)	-	(368)
Operating Margin	14,319	3,814	1,990	20,123
Other Operating Income/(Expenses)	(8,465)	(2,649)	(488)	(11,602)
Non-interest Expenses	(7,171)	(2,376)	(335)	(9,881)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,030)	(273)	(153)	(1,455)
Selling Expenses From Insurance	(264)	(1)	(1)	(266)
Income before Tax and Minority Interests	5,854	1,165	1,502	8,520
Income Tax and Social Contribution	(2,051)	(256)	(300)	(2,607)
Minority Interests in Subsidiaries	(104)	-	(1)	(105)
Recurring Net Income	3,699	909	1,200	5,808
Recurring Return on Average Allocated Capital	39.4%	9.7%	23.9%	24.5%
Risk-Adjusted Efficiency Ratio (RAER)	62.3%	78.9%	16.4%	62.7%
Efficiency Ratio (ER)	46.1%	43.1%	18.6%	43.2%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	56

Management Discussion & Analysis Segment Analysis

The Pro Forma financial statements of the Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units. As of the first quarter of 2015, we changed our segments presentation and our Economic Allocated Capital calculation methodology. We restated the Pro Forma Balance Sheet and Income Statement for the fourth quarter of 2014 by segment for better comparison between periods. .

Pro Forma Balance Sheet by Segment | On December 31, 2014

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	794,745	435,045	105,519	1,188,779
Cash and Cash Equivalents	15,196	2,364	-	17,527
Short-term Interbank Investments	261,660	51,751	7,289	229,828
Securities and Derivative Financial Instruments	173,750	127,459	36,440	299,627
Interbank and Interbranch Accounts	64,706	4,377	-	63,810
Loan, Lease and Other Credit Operations	226,239	221,950	3,572	451,760
(Allowance for Loan Losses)	(15,625)	(4,981)	(12)	(20,618)
(Complementary Expected Loss Provisions)	-	-	(6,330)	(6,330)
Other Assets	68,821	32,125	64,560	153,175
Foreign Exchange Portfolio	3,508	17,205	32,416	42,392
Others	65,313	14,921	32,144	110,782
Permanent Assets	16,440	1,827	1,656	19,923
Total Assets	811,185	436,872	107,174	1,208,702
Liabilities and Equity
Current and Long-Term Liabilities	769,505	399,144	86,897	1,109,017
Deposits	266,295	97,837	144	294,773
Deposits Received under Securities Repurchase Agreements	232,409	106,456	14,596	325,013
Funds from Acceptances and Issue of Securities	51,433	32,262	-	47,750
Interbank and Interbranch Accounts	1,251	4,012	-	5,260
Borrowings and Onlendings	27,344	62,326	-	88,776
Derivative Financial Instruments	54	18,349	-	17,394
Other Liabilities	102,363	53,582	72,157	217,374
Foreign Exchange Portfolio	3,105	17,834	32,973	43,176
Others	99,257	35,748	39,184	174,198
Technical Provisions for Insurance, Pension Plans and Premium Bonds	88,356	24,320	-	112,675
Deferred Income	1,022	400	-	1,423
Minority Interest in Subsidiaries	1,286	-	1,128	2,415
Economic Allocated Capital - Tier I (*)	39,371	37,328	19,149	95,848
Total Liabilities and Equity	811,185	436,872	107,174	1,208,702

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 4th quarter of 2014

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,127	5,505	1,122	23,754
Managerial Financial Margin	9,905	3,761	1,039	14,705
Financial Margin with Clients	9,905	3,761	21	13,687
Financial Margin with the Market	-	-	1,018	1,018
Banking Service Fees and Income from Banking Charges	5,120	1,657	48	6,825
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,103	87	35	2,224
Loan Losses Net of Recovery	(2,204)	(1,107)	27	(3,284)
Expenses for Allowance for Loan Losses	(3,404)	(1,236)	27	(4,614)
Income from Recovery of Credits Written Off as Losses	1,201	129	-	1,330
Retained Claims	(487)	(10)	-	(497)
Operating Margin	14,437	4,388	1,149	19,973
Other Operating Income/(Expenses)	(9,021)	(2,359)	(253)	(11,633)
Non-interest Expenses	(7,721)	(2,090)	(302)	(10,113)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,019)	(269)	49	(1,239)
Selling Expenses From Insurance	(281)	-	-	(281)
Income before Tax and Minority Interests	5,415	2,028	896	8,340
Income Tax and Social Contribution	(1,904)	(655)	(36)	(2,595)
Minority Interests in Subsidiaries	(86)	-	1	(85)
Recurring Net Income	3,425	1,373	861	5,660
Recurring Return on Average Allocated Capital	32.0%	12.4%	71.3%	24.7%
Risk-Adjusted Efficiency Ratio (RAER)	64.7%	61.2%	23.5%	61.6%
Efficiency Ratio (ER)	50.3%	40.0%	25.8%	46.5%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	57

Management Discussion & Analysis Segment Analysis

As of this quarter, we will disclose the Pro Forma managerial information on the segments in accordance with our new organizational structure: Retail Banking and Wholesale Banking. The amounts as of the fourth quarter of 2014 were restated to reflect this change for better comparison between the periods disclosed.

Retail Banking

The revenues from Retail Banking come from the offer of banking products and services to retail, high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and the operations of Itaú BMG Consignado.

In the first quarter of 2015, recurring net income reached R$3,699 million, an 8.0% increase from the previous quarter.

This increase was mainly due to a 7.1% decrease in non-interest expenses, which totaled R$7,171 million in the quarter as a consequence of lower personnel, selling-credit card and advertising, promotions and publications expenses. In addition, the financial margin grew R$193 million, or 1.9%, when compared to the previous period.

The positive impacts mentioned above were partially offset by higher loan losses net of recovery, mainly driven by lower income from recovery of loans, which is seasonally higher in the last quarter of the year.

The Retail Banking segment’s annualized return on allocated capital reached 39.4% in the quarter. The efficiency ratio was 46.1% and the risk-adjusted efficiency ratio reached 62.3%.

Loan Portfolio – Retail Banking

The loan portfolio totaled R$233,522 million at the end of March 2015, increasing 3.2% when compared to December 31, 2014.

The coverage ratio for NPL over 90 days (with no additional allowance) reached 135% on March 31, 2015, remaining unchanged from December 31, 2014. If we included the additional allowance, the coverage ratio would have reached 164% at the end of the first quarter of 2015.

Allowance for Loan Losses and Coverage Ratio

Wholesale Banking

The revenues from the Wholesale Banking segment come from products and services offered to high-net worth clients (Private Banking), institutional clients, middle market companies and activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, in addition to results from our units abroad.

In the first quarter of 2015, operating revenues amounted to R$5,799 million, a 5.3% increase from the previous quarter, mainly due to the increase of 5.2% in the financial margin and of 4.7% in banking service fees and banking charges, primarily driven by better results from funds and commissions in Chile and in Argentina.

Loan losses net of recovery recorded growth of 78.4% and totaled R$1,975 million in the quarter, mainly due to the increase in the allowance for loan losses for specific groups.

Non-interest expenses increased 13.6% and totaled R$ 2,376 million in the first quarter of 2015. As a consequence, the decrease in the Wholesale Banking net income was 33.8% from the previous quarter, reaching R$909 million.

Return on allocated capital reached 9.7% per year. The efficiency ratio was 43.1% and the risk-adjusted efficiency ratio reached 78.9%.

Loan Portfolio – Wholesale Banking

The loan portfolio reached R$234,584 million on March 31, 2015, a 5.7% increase when compared to December 31, 2014.

The coverage ratio for NPL over 90 days reached 235% in the end of the first quarter of 2015, 2,800 basis points higher from the previous quarter. This increase was due to the continuous increase in the allowance for loan losses for specific economic groups.

Considering the additional allowance, the coverage ratio reached 318% in March 2015, an increase of 600 basis points from the previous period.

Allowance for Loan Losses and Coverage Ratio

Itaú Unibanco Holding S.A.	58

Management Discussion & Analysis Segment Analysis

Middle Market

Aiming at a more specialized service structure, since 2013, part of the medium sized businesses subsegment became part of the Wholesale Banking. This subsegment serves approximately 30 thousand clients (economic groups) with sales between R$30 million and R$300 million.

Our result is well balanced between revenues from loans and services. Our risk appetite continues to focus on high-rating clients, and 78% of the loans are granted to B2 and higher rated clients.

Our loan portfolio (including sureties and endorsements) increased 4% from the fourth quarter of 2014 basically due to foreign exchange products.

Large Companies

Our clients are around 3,300 corporate groups, among the largest in Brazil. We also serve over 210 financial institutions. We offer them a broad portfolio of banking products and services, from cash management to structured operations and transactions in the capital markets.

The loan portfolio (including endorsements and sureties) increased 4.0% when compared to the fourth quarter of 2014, due to transactions in both local and foreign currency.

We maintained our leading position in CETIP (Clearing House for the Custody and Financial Settlement of Securities) for derivative operations. We focused on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities.

Investment Banking

Fixed Income: in the period from January to March 2015, we took part in operations with debentures, promissory notes and securitization, which totaled R$2.4 billion. In international fixed-income issues, we took part at offerings totaling US$497 million in deals with Latin American companies according to Dealogic(*).

Mergers and Acquisitions: in the first quarter of 2015, we ranked second in the Thomson ranking for number of operations, totaling US$102 million.

Project Finance: this quarter, we carried out the first Itaú BBA Project Finance operation in Mexico, a US$750 million financing operation and our part was US$80 million. The transaction with SeaMex, a joint venture between the Norwegian Seadrill and the Mexican fund Fintech, will enable the acquisition of five drilling assets that will operate for PEMEX.

(*) Includes only transactions in US dollars and local currency above US$50 million.

Private Bank

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers, investment advisers and product experts, serves our clients from our eight offices in Brazil and in our offices located in Zurich, New York, Santiago, Montevideo, Asuncion, Grand Cayman Island and Nassau.

Activities Abroad

Our activities abroad include business with retail clients, large companies and investment banking activities in Brazil and abroad.

For further information, see chapter Activities Abroad in this report.

Itaú Unibanco Holding S.A.	59

1Q15

Management Discussion & Analysis

Activities Abroad

Itaú Unibanco Holding S.A.

Management Discussion & Analysis Activities Abroad

International Presence

We are present in 18 countries outside Brazil, seven of which are in Latin America.

In Argentina, Chile, Paraguay and Uruguay, we serve the retail banking, companies, corporate and treasury segments, having commercial banking as our main focus. In Peru, we have an Itaú BBA representation office and in Colombia we are gradually intensifying our presence through our corporate and investment banking operation. In Mexico, we are in the pre-operational phase of opening a full-service broker.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo), mainly in operations serving institutional, investment banking, corporate and private banking clients.

Information about our number of employees abroad and the international service network is presented below:

Employees Abroad

International Service Network

Itaú Unibanco Holding S.A.	61

Management Discussion & Analysis Activities Abroad

Latin America

Our operations in Latin America are mainly focused on commercial banking, which is concentrated in the Southern Cone (Argentina, Chile, Paraguay and Uruguay), but also include Colombia in corporate and investment banking operations, and Peru in corporate operations through a representation office. In Mexico, we are in the initial phase of opening a full-service broker.

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies. We have expanded our business in the region in a sustainable manner over the past years and our priority now is to gain economies of scale, maintain a strong presence in the local retail markets and strengthen our relationships with local companies.

Operations in Latin America

We present the consolidated results for Latin America1 and for its respective countries in constant currency2, including the adjustment of local hedging effects3.

Income Statement | Latin America (1)

In R$ millions	1Q15	4Q14	variation
Operating Revenues	1,267	1,220	3.9%
Financial Margin	801	770	4.1%
Banking Service Fees and Income from Banking Charges	432	394	9.6%
Other Income	34	56	-39.3%
Loan Losses, Net of Recovery	(114)	(119)	-4.0%
Retained Claim Losses	(5)	(4)	14.0%
Other Operational Expenses	(772)	(771)	0.2%
Non-Interest Expenses	(772)	(770)	0.2%
Selling Expenses from Insurance	(1)	(1)	40.6%
Income before Tax and Profit Sharing	376	326	15.3%
Income Tax and Social Contribution	(76)	(27)	182.6%
Profit Sharing	(5)	(8)	-35.6%
Recurring Net Income	295	291	1.2%
Return on Average Equity - Annualized	12.3%	13.2%	-90	bps
Return on Average Assets - Annualized	1.6%	1.7%	-10	bps
Efficiency Ratio	61.2%	63.4%	-220	bps

Net income for the first quarter of 2015 was consistent with the income recorded in the last quarter of 2014, and totaled R$295 million. The financial margin increased 4.1%, mainly due to better results from treasury operations in Argentina and to the increase in financial margin with clients (higher loan volumes), foreign exchange operations and derivatives in Uruguay.

Banking service fees increased 9.6% in the quarter, basically due to higher revenues from loan operations, funds and corporate commissions in Chile and to better results in corporate commissions, funds and credit cards in Argentina.

Loan losses decreased 4.0% in the quarter, mainly driven by lower allowances in Paraguay in the retail segment and upgrade of the rating for clients in the agribusiness industry. Non-interest expenses remained at the same levels of the previous quarter.

(1)	Considers our operations in Argentina, Chile, Paraguay, Uruguay, Colombia and Mexico.
(2)	By reporting in constant currency, we eliminate the impacts from exchange rate variations. The exchange rate applied to all periods is the average from March 2015.
(3)	Excludes the effects of the investment hedge in 4Q14 and 1Q15.

Itaú Unibanco Holding S.A.	62

Management Discussion & Analysis Activities Abroad

Balance Sheet | Latin America (1)

In R$ millions, end of period	1Q15	4Q14 (2)	variation
Assets
Current and Long-Term Assets	73,651	70,607	4.3%
Cash and Cash Equivalents	5,025	4,889	2.8%
Short-Term Interbank Investments	5,042	3,499	44.1%
Securities and Derivative Financial Instruments	6,786	6,956	-2.4%
Interbank and Interbranch Accounts	5,576	5,101	9.3%
Loan, Lease and Other Credit Operations	49,120	48,502	1.3%
(Allowance for Loan Losses)	(1,018)	(1,033)	-1.5%
Other Assets	3,119	2,692	15.9%
Permanent Assets	937	929	0.8%
Total Assets	74,587	71,536	4.3%
Liabilities and Equity
Current and Long-Term Liabilities	64,896	62,047	4.6%
Deposits	47,403	45,272	4.7%
Deposits Received under Securities Repurchase Agreements	487	501	-2.8%
Funds from Acceptances and Issue of Securities	5,188	5,210	-0.4%
Interbank and Interbranch Accounts	369	234	57.9%
Borrowings and Onlendings	3,698	3,770	-1.9%
Derivative Financial Instruments	1,636	1,401	16.7%
Foreign Exchange Portfolio	1,192	913	30.6%
Other Liabilities	4,857	4,677	3.9%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	67	70	-3.8%
Deferred Income	4	4	11.3%
Minority Interests	0	2	-
Stockholders´ Equity	9,687	9,483	2.1%
Total Liabilities and Equity	74,587	71,536	4.3%

Assets (1)

Our assets totaled R$74.6 billion in March 2015, an increase of 4.3% when compared to December 2014. Of these total assets, 56.9% are in Chile, which recorded an increase of 2.2% in the quarter.

Asset Breakdown

Loan Portfolio (1)

The total loan portfolio increased 1.3% when compared to December 2014, reaching R$49.1 billion. When compared to the same period of the previous year, the increase was of 14.4%.

Loan Portfolio

Loan Portfolio by Country and Segment │March 2015

Loan Portfolio by Country - Composition

Individual Loan Portfolio - Composition

(1)	Considers our operations in Argentina, Chile, Paraguay, Uruguay, Colombia and Mexico.
(2)	Current currency for 03/31/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 03/31/15 to all periods.

Itaú Unibanco Holding S.A.	63

Management Discussion & Analysis Activities Abroad

Argentina

Total assets in Argentina reached R$6.2 billion, an increase of 2.2% in the quarter and of 11.5% from March 2014. The loan portfolio reached R$4.3 billion, a 7.5% increase from December 2014, and of 12.4% when compared to the same period of 2014, and the highlight was the higher volume of loans in the corporate segment. Stockholders´ equity reached R$703.4 million, and net income was R$20 million in the quarter.

Income Statement | Argentina

In R$ millions	1Q15	4Q14	variation
Operating Revenues	310	282	9.9%
Financial Margin	208	192	8.4%
Banking Service Fees and Income from Banking Charges	101	86	18.5%
Other Income	1	5	-85.5%
Loan Losses, Net of Recovery	(36)	(34)	4.4%
Non-Interest Expenses	(223)	(211)	5.8%
Income before Tax and Profit Sharing	51	37	37.7%
Income Tax and Social Contribution	(29)	(14)	107.7%
Profit Sharing	(2)	(6)	-58.4%
Recurring Net Income	20	17	14.9%
Return on Average Equity - Annualized	11.5%	10.3%	120	bps
Return on Average Assets - Annualized	1.3%	1.2%	10	bps
Efficiency Ratio	72.0%	74.7%	-270	bps

Chile

Our business in Chile is mainly focused on retail and high-income clients, in addition to operations in the companies and corporate segments.

Total assets in Chile totaled R$42.4 billion in March 2015, which represents an increase of 2.2% in the quarter and of 10.1% in the year. The loan portfolio reached R$31.8 billion, with increases of 0.3% in the quarter and of 11.4% from March 2014, mainly driven by the growth of the mortgage loan portfolio and foreign trade. The individuals loan portfolio in Chile represents 70.6% of our operations with individuals in Latin America (ex-Brazil), and 65.2% of this portfolio involves mortgage loans. The companies loan portfolio in Chile accounts for 61.2% of the companies portfolio in Latin America (ex-Brazil). Stockholders’ equity in the period totaled R$5.6 billion.

Loan losses for the first quarter of 2015 were consistent with the loan losses recorded in the last quarter of 2014, while banking service fees increased 24.9% in the quarter.

Income Statement | Chile

In R$ millions	1Q15	4Q14	variation
Operating Revenues	409	383	6.7%
Financial Margin	276	272	1.3%
Banking Service Fees and Income from Banking Charges	106	85	24.9%
Other Income	27	26	4.6%
Loan Losses, Net of Recovery	(52)	(52)	-0.3%
Retained Claim Losses	(5)	(4)	14.0%
Other Operational Expenses	(231)	(239)	-3.2%
Non-Interest Expenses	(230)	(238)	-3.3%
Selling Expenses from Insurance	(1)	(1)	40.6%
Income before Tax and Profit Sharing	121	88	37.5%
Income Tax and Social Contribution	(21)	17	-226.6%
Recurring Net Income	100	105	-5.0%
Return on Average Equity - Annualized	7.2%	7.8%	-60	bps
Return on Average Assets - Annualized	1.0%	1.0%	-10	bps
Efficiency Ratio	57.1%	63.0%	-590	bps

(1)	Current currency for 03/31/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 03/31/15 to all periods.

Itaú Unibanco Holding S.A.	64

Management Discussion & Analysis Activities Abroad

Paraguay

Our strategy for the commercial banking (retail) and companies segments during the last years resulted in a significant increase in market share in Paraguay. We hold the leading position among the banks in Paraguay in terms of results and efficiency ratio (data provided by the Central Bank of Paraguay, March 2015).

We have been recognized as the best bank in Paraguay by the Global Finance magazine since 2011, and in 2014 we were recognized by The Banker and Euromoney magazines.

Our assets in Paraguay totaled R$11.0 billion, an increase of 3.4% from December 2014, and 23.5% when compared to the same period of last year, mainly explained by a higher loan portfolio, which reached R$6.4 billion, increasing 0.4% in the quarter and 20.0% in the year. This growth was driven by the loan portfolio in local currency and credit cards.

Stockholders’ equity totaled R$1.4 billion, and net income in the quarter was R$112 million, in line with the previous quarter.

Income Statement | Paraguay

In R$ millions	1Q15	4Q14	variation
Operating Revenues	233	235	-1.0%
Financial Margin	167	168	-0.2%
Banking Service Fees and Income from Banking Charges	66	67	-1.0%
Other Income	(0)	1	-
Loan Losses, Net of Recovery	(10)	(17)	-37.1%
Non-Interest Expenses	(100)	(96)	4.0%
Income before Tax and Profit Sharing	122	122	-0.1%
Income Tax and Social Contribution	(10)	(13)	-24.4%
Recurring Net Income	112	109	2.9%
Return on Average Equity - Annualized	31.3%	31.0%	40	bps
Return on Average Assets - Annualized	4.1%	4.3%	-20	bps
Efficiency Ratio	43.0%	40.9%	210	bps

Uruguay

We are the third largest private bank in Uruguay in terms of loan portfolio (data provided by the Central Bank of Uruguay - BCU, March 2015) and were recognized as the best bank in Uruguay by Euromoney magazine. We are also the leading player in the credit card segment through our credit card operator OCA.

Our assets totaled R$14.2 billion, a 12.8% increase when compared to December 2014, and a 22.6% increase from March 2014, mainly due to the loan portfolio, which reached R$6.2 billion, with an increase of 24.1% when compared to the same period of 2014.

Stockholders’ equity totaled R$1.4 billion in March 2015, and net income in the quarter was R$75 million, mainly due to better financial margin with clients (higher loan volumes), foreign exchange operations and derivatives.

Income Statement | Uruguay

In R$ millions	1Q15	4Q14	variation
Operating Revenues	298	285	4.7%
Financial Margin	143	131	9.6%
Banking Service Fees and Income from Banking Charges	151	153	-1.1%
Other Income	4	1	248.5%
Loan Losses, Net of Recovery	(15)	(14)	8.4%
Non-Interest Expenses	(191)	(199)	-4.0%
Income before Tax and Profit Sharing	92	72	27.9%
Income Tax and Social Contribution	(15)	(13)	16.4%
Profit Sharing	(2)	(2)	6.3%
Recurring Net Income	75	58	31.1%
Return on Average Equity - Annualized	22.2%	16.9%	540	bps
Return on Average Assets - Annualized	2.2%	1.8%	50	bps
Efficiency Ratio	63.9%	69.7%	-580	bps

(1)	Current currency for 03/31/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 03/31/15 to all periods.

Itaú Unibanco Holding S.A.	65

Management Discussion & Analysis Activities Abroad

Colombia

Our presence in Colombia is growing and we aim to be one of the three main investment and wholesale banks within the next four years. The most attractive sectors are mining, energy, oil, gas, and infrastructure.

In March 2015, the loan portfolio totaled R$367 million, a 13.4%¹ increase when compared to December 2014.

Peru

In Peru, we have a representation office and we are considering increasing our activities in the corporate and investment banking segments, following the same strategy as in Colombia, in order to take advantage of the strong growth in this country.

Mexico

In October 2014, the Brazilian Central Bank approved the opening of a full-service broker and, in November 2014, we received the approval of the local regulatory authorities. The operation is expected to start in the second half of 2015.

Itaú BBA International

Our banking activities held under the corporate structure of Itaú BBA International are mainly focused on two business segments:

Corporate & Investment Banking:Headquartered in the United Kingdom and with business platforms in several cities across Europe, we serve the financial needs of companies with global operations, focusing on financing operations and investment relationships among companies in Latin America and Europe. The services offered include structured financing, hedging, trade financing and advisory services to both European companies investing in Latin America and Latin American companies investing overseas.

Private Banking:Under the corporate stru cture of Banco Itaú BBA International, we manage private banking activities in Miami and Switzerland, offering specialized financial products and services to high networth Latin American clients.

The financial information on the Itaú BBA International consolidated operation is presented below:

Balance Sheet | Itaú BBA International

In R$ millions, end of period	1Q15	4Q14 (1)	variation
Assets
Current and Long-Term Assets	30,480	28,480	7.0%
Cash and Cash Equivalents	714	989	-27.8%
Short-Term Interbank Investments	4,495	4,315	4.2%
Securities and Derivative Financial Instruments	3,963	4,420	-10.3%
Loan, Lease and Other Credit Operations	14,918	14,596	2.2%
(Allowance for Loan Losses)	(0)	(9)	-95.8%
Other Assets	6,389	4,169	53.2%
Permanent Assets	176	186	-5.4%
Total Assets	30,656	28,666	6.9%
Liabilities and Equity
Current and Long-Term Liabilities	27,284	25,320	2.0%
Deposits	11,138	10,768	3.4%
Deposits Received under Securities Repurchase Agreements	163	0	-
Funds from Acceptances and Issue of Securities	7,174	7,738	-7.3%
Interbank and Interbranch Accounts	8	5	53.2%
Borrowings and Onlendings	765	779	-1.8%
Derivative Financial Instruments	1,827	1,465	24.8%
Foreign Exchange Portfolio	5,667	3,613	56.8%
Other Liabilities	541	951	-43.1%
Deferred Income	67	64	5.4%
Stockholders´ Equity	3,305	3,283	0.7%
Total Liabilities and Equity	30,656	28,666	6.9%

In March 2015, the consolidated assets of Itaú BBA International totaled R$30.7 billion, an increase of 6.9% when compared to December 2014. This growth was driven by an increase in the foreign exchange portfolio in the period.

(1)	Current currency for 03/31/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 03/31/15 to all periods.

Itaú Unibanco Holding S.A.	66

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itau Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of March 31, 2015, on which we issued a report without exceptions dated May, 4, 2015, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended March 31, 2015.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at March 31, 2015, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, May, 4, 2015

/s/ PricewaterhouseCoopers	/s/ Washington Luiz Pereira Cavalcanti
PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

MANAGEMENT REPORT – 1ST QUARTER OF 2015

To our Stockholders:

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to March 2015, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension (PREVIC).

The information included in this material is available on the Investor Relations’ website of Itaú Unibanco: (www.itau.com.br/investor-relations > Financial Information) and on the CVM, Securities and Exchange Commission (SEC) and the Buenos Aires Stock Exchange (BCBA) websites. Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP).

1)	OVERVIEW

	March 31,	March 31,
	2015	2014
Branches and CSB – Client Service Branches (units)	5,032	5,028
ATM – Automated Teller Machines (units)	27,458	27,858
Employees	92,757	94,909
Activities Abroad (1)	18 countries
Total Assets (R$ billion)	1,294.6	1,107.4
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	543.4	480.1
Stockholders' Equity (R$ billion)	97.0	82.2
Net Income (R$ billion) (2)	5.7	4.4

(1) Does not include Brazil.

(2) Net income from January to March 2015 and from January to March 2014.

2)	OUR HIGHLIGHTS

2.1) A new management structure for Itaú Unibanco

In February, 2015, we announced changes in the structure of Itaú Unibanco’s management, chaired by Mr. Roberto Setubal, with the introduction of a new executive committee composed of two general- managers and two vice-presidents.

The new structure is as follows:

The purpose of this change is bringing about ongoing reinvigoration aimed at sustainable performance for our employees, stockholders and society, as well as offering products of consistent quality and convenience to our clients. Focus on clients, efficiency and simplification remain as our major priorities.

2.2) New Data Center Opened

In March 2015 we opened our new Data Center, in which R$3.3 billion were invested. This technology center will increase 25 times the processing and storage capacity of our operations, in addition to providing for a 43% reduction in the use of energy, as compared to our current consumption. The new Data Center will support our growth up to 2050, ensuring the high performance and availability of our operations.

The migration of our systems and services is scheduled to be completed in the second half of 2016.

2.3) Corporate Events/Partnerships

Repurchase of shares – In the first quarter of 2015, we acquired 16.6 million preferred shares of own issue, in the total amount of R$568.3 million, at the average price of R$34.24 per share(1).

Alliance with MasterCard – In March 2015 we entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. to establish an alliance for a 20-year term, in the payment solutions market in Brazil. This alliance will operate a new electronic payments network through a company controlled by MasterCard, in which Itaú Unibanco will have certain vetoes and approval rights.

Our objectives with this alliance are to expand our issuing and acquiring businesses, mostly related to this new payment solutions network, to access new payment solutions technologies, to carry out significant gains of scale and efficiency, and to capitalize on MasterCard’s expertise in the management of payment solutions’ brands of international acceptance.

Share Bonus of 10% – on April 29, 2014 the Extraordinary Stockholders’ Meeting approved the proposal to increase our capital by R$10.15 billion through the capitalization of the statutory revenue reserves, with a share bonus of 10%. Capital will be increased with the issue of new book-entry shares, with no par value, assigned to stockholders as share bonus, free of charge, in the proportion of one new share for ten shares of the same type held. The base date of the right to the share bonus will be communicated to the market after authorization by BACEN. This share bonus will add value to our stockholders, as follows:

•	Average cost of the shares held in the portfolio by the stockholder - the unit cost assigned to these shares will be R$18.348050984612.

(1)	For more information on trading volumes and prices in these negotiations, www.itau.com.br/relacoes-com-investidores> Corporate Governance> Repurchase of shares.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	69

•	Payment of dividends – monthly dividends will remain at R$0.015 per share. Therefore, the amounts monthly paid to our stockholders will be increased by ten percent (10%) after the inclusion of the share bonus in the stock position.

2.4) Annual and Extraordinary General Meetings

On April 29, 2015, we held Annual and Extraordinary General Meetings for our stockholders primarily to resolve on relevant matters, such as:

•	Approval of the financial statements for the year ended December 31, 2014 and the allocation of net income for this period.

•	Election of members for the Board of Directors and Fiscal Council.

•	Share Bonus of 10% – as aforementioned.

The Meetings Manual, made available 30 days in advance to the actual meeting, and related major resolutions can be accessed on our investor relations’ website at www.itau.com.br/investor-relations, and on the CVM, BM&FBOVESPA, SEC, and BCBA websites. Electronic Meeting – for the fourth consecutive year we made available to our stockholders the Electronic Voting Platform, which mainly aims at encouraging and expediting their participation in the Meeting.

2.5) Approval by Regulatory Bodies

Merger between Itaú Chile and CorpBanca – In the first quarter of 2015 we obtained the previously pending approvals from the regulatory bodies of Panama and Colombia.

The effectiveness of this operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meetings of Banco Itaú Chile and of CorpBanca, and the subsequent authorization from regulatory bodies in Chile.

2.6) 2014 Consolidated Annual Report and Integrated Report

For the second consecutive year, we prepared the Consolidated Annual Report, integrating the Annual Report (with sustainability indexes of the Global Reporting Initiative), the 20-F Form (required by SEC) and the Debt Report into a single document. The priorities this year were the conciseness of contents (reducing contents by over 45% when compared to the 2013 report) maintaining the text quality, and the in-depth examination of material issues, such as the full review and thorough analysis of our Risk Factors.

The Integrated Report, which follows the IIRC (International Integrated Reporting Council) framework, addresses the organization’s most significant information, correlating results, operational activities, business strategies and different types of capital.

These documents are reviewed and assured by independent auditors and are available on our Investor Relations website at www.itau.com.br/investor-relations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	70

3)	OUR PERFORMANCE

3.1) Returns

	%		bps
ROE / ROA	Jan to Mar/15	Jan to Mar/14	Change
Recurring return on average equity - annualized	24.5	22.6	190
Return on average equity - annualized	24.2	22.0	220
Recurring return on average assets - annualized	1.9	1.6	30
Return on average assets - annualized	1.8	1.6	20

3.2) Income

	R$ billion		%
Statement of Income for the Period	Jan to Mar/15	Jan to Mar/14	Change (3)
Income from financial operations before loan and losses	10.1	13.2	(23.2)
Expenses for allowance for loan losses	(5.5)	(4.2)	29.4
Income from recovery of credits written off as loss	1.1	1.1	(2.5)
Banking service fees and income from bank charges	7.4	6.5	14.4
Result from insurance, pension plan and capitalization operations	1.0	0.9	6.5
Personnel, other administrative and operating expenses	(10.2)	(9.2)	11.2
Tax expenses	(1.2)	(1.4)	(9.1)
Equity in earnings of affiliates, jointly controlled entities and other investments, and Other operating revenues (2)	0.5	0.2	185.6
Income tax and social contribution, and Minority interest in subsidiaries	2.6	(2.7)	(196.4)
Net income	5.7	4.4	29.7
Recurring net income(1)	5.8	4.5	28.2
Dividends and interest on capital (net of taxes)	1.3	0.8	65.5

(1)	Excludes the non-recurring effects of each period.
(2)	Equity in earnings of affiliates, jointly controlled entities and other investments, Other operating revenues and Non-operating income.
(3)	Change is calculated based on actual figures in units

The following contributed to the increase in net income for the first quarter of 2015:

Banking service fees and income from bank charges: a 14.4% growth in relation to the same period of 2014, particularly due to the higher income from credit cards, mainly from annual fees and other services, current account services and loan operations and guarantees provided.

Income from insurance, pension plan and capitalization operations: a 6.5% growth in relation to the same period of 2014 – additional information in item 3.5 Itaú Insurance, Pension Plan and Capitalization.

Income from Financial Operations Before Loan Losses, Income Tax and Social Contribution and Tax Expenses: the decrease in income from financial operations before loan losses is mainly due to the tax effects of hedging foreign investments, which are recorded under Income Tax, Social Contribution on Net Income and Tax Expenses. If we reclassified this income, the financial margin would have reached R$15.9 billion, an 27.4% increase as compared to the same period of the previous year. This same reclassification to the Income Tax and Social Contribution on Net Income line would have brought this figure to an expense of R$2.7 billion, with a 39.3% increase as compared to the same period of the previous year; if we brought this reclassification to the Tax Expenses line we would have recorded an expense of R$1.6 billion, representing a 25.8% increase as compared to the first quarter of 2014.

Risk-adjusted efficiency ratio: up 240 basis points, reaching 62.7% in the first quarter of 2015, from 65.1% in the same period of 2014.

The ratio of service banking fees and income from bank charges to personnel, other administrative and operational expenses was 72.7%, 200 basis points above that reached in the first quarter of 2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	71

3.3) Asset Data

		R$ billion	%
Balance Sheet	March 31, 2015	March 31, 2014	Change
Total assets	1,294.6	1,107.4	16.9
Loan portfolio with endorsements and sureties	543.4	480.1	13.2
Free, raised and managed own assets	1,815.0	1,588.7	14.2
Subordinated debt	59.5	55.5	7.2
Stockholders’ equity	97.0	82.2	18.0
Referential equity (PR) - financial conglomerate (2)	120.9	116.6	3.7

(1)	Change is calculated based on actual figures.

(2)	On M arch 31,2014, the criteria to calculate the PR was the financial conglomerate.

The highlights for the growth in the loan portfolio were payroll and mortgage loans, reflecting our strategy aimed at prioritizing lower risk portfolios.

3.3.1) Assets

Total consolidated assets reached R$ 1.29 trillion at the end of March 2015, which represented a 16.9% increase when compared to the same period of the previous year.

The diversification of our business is reflected in the changed composition of our loan portfolio in the last few years, focusing on origination in segments of lower risks and with increased guarantees.

Loan Portfolio

At March 31, 2015 the balance of the loan portfolio, including endorsements and sureties, reached R$543.4 billion, a 13.2% increase as compared to March 31, 2014. If we also consider the risks associated to the credits we borrow in the private securities modality, this increase would reach 13.8%.

The breakdown of the portfolio, including endorsements and sureties, is as follows at March 31, 2015 and 2014:

		R$ billion	%
	March 31,	March 31,
Credit Portfolio	2015	2014	Change
Total with endorsements and sureties	543.4	480.1	13.2
Corporate – Private securities	35.2	28.1	25.2
Total with endorsements, sureties and private securities	578.6	508.2	13.8
Total with endorsements, sureties and private securities (former exchange rate variation)	578.6	544.3	6.3

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	72

Brazil – Individuals

Credit Card (Itaucard, Hipercard, Credicard and partnerships)

We are leaders in the credit card segment in Brazil in terms of revenue.

At March 31, 2015 the balance of our loan portfolio reached R$56.3 billion, a 6.4% increase as compared to the same period of the previous year.

From January to March 2015, the transacted amount in debit and credit cards reached R$ 78.6 billion, which represented a 10.1% increase as compared to the same period of 2014.

Since its launch, less than three years ago, more than 5.8 million "Itaucard 2.0" cards have been issued. This is a pioneer credit card in the Brazilian market, and that introduced the international practice of interest calculation in the market.

Payroll Loans

We are leaders in payroll loans among Brazilian private banks.

The balance of the loan portfolio reached R$44.6 billion (R$15.0 billion in our branch network and R$29.7 billion in other trading channels), a 81.0% increase as compared to March 31, 2014, reaching 8.2% of our total loans.

Noteworthy are the portfolios of retirees and pensioners from the INSS, and employees from the public sector, which in overall increased 96.4% compared to the end of March 2014.

Personal Credit

The balance of the loan portfolio reached R$29.8 billion, 5.5% higher than in the same period of the previous year.

Mortgage Loans

We are leaders, among Brazilian private banks, in mortgage loans to individuals.

Our offer is made by the network of branches, development companies, and real estate agencies. The balance of the loan portfolio reached R$30.2 billion, a 19.6% increase in 12 months, with loan to value (ratio of a loan to the value of an asset purchased) of approximately 42.8%.

In the first quarter of 2015, we carried out approximately 7.9 thousand financing operations to borrowers, in the amount of R$2.5 billion. For entrepreneurs, the volume of financing operations contracted generated 3.5 thousand new units, in the amount of R$614 million.

Vehicles

The balance of the loan portfolio reached R$26.3 billion. From January to March 2015, vehicle financing reached R$2.4 billion, with average term of 39 months, wherein half of the transactions were carried out with maximum terms of up to 36 months.

The average ratio of the loan amounted to the asset value portfolio was 72.9%, following a downward trend over the last quarters.

We strengthened the use of the iCarros website, as a business generator for our Corporate (car dealers and resellers) and Individual clients. We reached the volume of 45.6 million hits in the first quarter of 2015, a 15.7% increase compared to the same period of the prior year.

Brazil - Companies

Large Companies

The balance of the loan portfolio reached R$219.0 billion at March 31, 2015.

In the period from January to March, noteworthy are the transactions in foreign currency that posted a 25.0% growth when compared to the first quarter of 2014, and transactions in local currency, which showed an increase 4.3% compared to the same quarter of the previous year. In derivatives, we maintained our outstanding position in CETIP. The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients.

We were awarded by IFR in the following categories: “Latin America Equity House of the Year” and “Latin America Equity Issue of the Year”.

In the first quarter of 2015 Itaú BBA carried out the first Project Finance operation in Mexico, a joint venture financing in which we engaged with US$80 million.

Very Small, Small and Medium Market Companies

The balance of the loan portfolio reached R$85.4 billion at March 31, 2015.

We kept the focus on reviewing and streamlining our product offering to very small, small and medium-market companies. As an example, the “Conta Certa” (right account), in addition to including more services, enables the clients to customize the number of payment forms, wire and electronic transfers (DOCs and TEDs), custody of cheques, among others, in accordance with their needs. The offering of Redecard products is also being expanded.

Latin America

Our loan portfolio in Latin America posted a 40.4% increase in relation to March 2014. Excluding the foreign exchange effect of the respective local currencies against the Real, the growth of the loan portfolio in Latin America was 11.6% in the period. The individuals segment posted a 48.2% increase (17.7% in legal tender), and noteworthy is the growth of 45.9% (16.6% in legal tender) in Chile’s portfolio compared to the same period of the previous year.

The loan portfolio of the companies segment increased 36.3% (8.3% in legal tender), and noteworthy is the increase in the portfolios of Uruguay and Paraguay, which posted increases of 61.1% (30.1% in legal tender) and 55.9% (18.8% in legal tender), respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	73

Default

3.0%: the lowest default rate over 90 days since the Itaú and Unibanco merger in 2008.

Our policy for mitigating risk in credit granting, started in 2011, impacted the default rate mainly due to the change in the credit profile of our portfolio:

•	total default rate (transactions overdue for over 90 days), reached 3.0% at March 31, 2015, posting a decrease of 50 basis points as compared to March 31, 2014.
•	in the individuals portfolio it reached 4.5% at the end of March 2015, dropping 90 basis points as compared to the same period of the previous year, and
•	in the companies portfolio it reached 1.8% at the end of March 2015, dropping 10 basis points as compared to the same period of the previous year.

3.3.2) Funding

Total free, raised and managed own assets amounted to R$1.8 trillion at March 31, 2015.

As compared to March 2014, we recorded a 14.4% increase in demand deposits added to savings deposits. The loan portfolio to funding ratio reached 80.1% at March 31, 2015.

US$400 million funding – In January 2015, we raised US$400 million with a group of banks to finance sustainable projects in Brazil. This operation was broken down into two stages, the first of which amounting to US$100 million granted by the International Finance Corporation (IFC) and the remaining granted by Mizuho, Bank of America Merrill Lynch, and Commerzbank, which contributed with equal amounts of US$100 million each. These funds will be used to finance renewable energy, water collection and treatment, energy efficiency and other projects to reduce greenhouse gas emission in Brazil.

3.3.3) Capital Strength

In order to ensure our strength and capital availability to support our business growth, the regulatory capital levels were kept above the requirements to cover the risks, as evidenced by the Basel ratio and Tier I Capital and Tier II Capital (see to the Risk Management – Pillar 3 report in the Corporate Governance section on the IR website).

At the end of March 2015, the Basel ratio reached 15.3%, of which 11.6% of Tier I Capital and 3.7% of Tier II Capital, mainly composed of shares, quotas, reserves and retained earnings, and subordinated debt. These indicators evidence the effective capacity of absorbing losses.

Our subordinated debt, which is part of our Tier II regulatory capital, reached R$29.1 billion at March 31, 2015.

3.3.3.1) Credit Assessment by Rating

Due the publication of its new global methodology for banks, in March 2015, Moody’s announced changes in the ratings of 1,021 banks, out of a total of 1,934 rated in the world. Due to this methodological reassessment, the ratings of Itaú Unibanco Holding, Itaú Unibanco S.A. and Itaú BBA were placed on review for downgrade.

In April 2015, as a consequence of Fitch Ratings’ revising the outlook of Brazil (sovereign) rating from steady to negative, the agency also revised the ratings of 20 Brazilian financial institutions, including Itaú Unibanco Holding, Itaú Unibanco S.A. and Itaú BBA, which were downgraded in their outlooks and ratings.

In April 2015, Standard & Poor’s (S&P) disclosed certain changes in ratings and outlooks of Brazilian financial institutions. Itaú Unibanco Holding and Itaú BBA did not undergo any changes in their ratings and outlooks.

See to our ratings on the IR website (www.itau.com.br/investor-relations) in the section Itaú Unibanco > Market Opinion > Ratings.

3.4) Services

We are constantly seeking to implement and focus on the sale of new products and services that add value to our clients and diversify our sources of income, allowing for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations.

Asset Management

In February 2015, we reached R$405.8(1) billion in assets under management, according to the ANBIMA management ranking, accounting for 14.7% of the market. We posted a 8.1% growth in relation to the same period of the previous year, and noteworthy were fixed income and pension plan funds. In addition to the strong performance in the domestic market, we are present in the main global financial centers, with strategically allocated professionals who are in search for investment opportunities and adequate solutions to different clients' profiles.

Kinea, the investments management company controlled by Itaú Unibanco, holds R$6.2 billion in managed assets.

Custody and Bookkeeping Services

In the custody market, we hold R$ 1,007.1 billion in assets, according to the ANBIMA ranking in March 2015, which represents a 12.6% increase as compared to the same period of the previous year.

We provided services to 225 companies listed on the BM&FBovespa, accounting for 62.8% of the bookkeeping market; in debenture bookkeeping, we operated as the bookkeeper of 491 issues in March 2015, accounting for 52.3% of the market.

(1) Source: ANBIMA Management Ranking - February / 2015. Considers Itaú companies Unibanco and Intrag.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	74

Private Banking

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers, investment advisers and product experts, serves our clients from offices in eight cities of Brazil and also in our foreign offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion, and Nassau.

In February 2015, we were elected the best Private Banking in Brazil by the British magazine Euromoney (Euromoney’s Private Banking and Wealth Management Survey 2015). Winners are chosen by the market itself. The publication conducts a voting for the best private banking services by region and operation area among institutions from over 60 countries.

Consortium (Vehicles and Properties)

In March 2015, the balance of installments receivable reached R$11.0 billion, a 7.9% increase as compared to March 2014.

Income from administration from January to March 2015 reached R$153.9 million.

We reached approximately 400 thousand agreements in force in March 2015, a 4.0% increase as compared to the same period of the previous year.

Investment Banking

From January to March 2015, we highlight our Merger and Acquisition operation in Brazil, which provided financial advisory for five transactions, having achieved the second position in the Thomson Reuters ranking. In fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$ 2.4 billion in the period from January to March 2015. In international issues of fixed income of Latin American companies, we acted in the origination in the total volume of US$497 million in the period.

Electronic Payment Means

In the first quarter of 2015, we reached 968.1 million debit and credit card transactions, a 7.6% increase as compared to the same period of the previous year. In the first quarter of 2015, total debit and credit revenue reached R$91.1 billion, an 11.5% increase as compared to the same period of the previous year. We closed the period with 1.9 million equipment items, a 15.8% growth in relation to the previous year.

We focused on the consolidation of REDE as a platform of electronic and physical payment means, offering high quality service, and more safety and convenience to our clients.

3.5) Itaú Insurance, Pension Plan and Capitalization

Insurance

Our strategy is to operate under the bancassurance model, focused on the sale of massive personal and property insurance, typically related to banking retail with our clients.

Net income for the first quarter of 2015 grew 3.0% in relation to the same period of the previous year. Technical provisions for insurance reached R$5.5 billion at March 31, 2015. Earned premiums posted a 1.7% reduction in relation to the first quarter of 2014, reaching R$1.4 billion (not including our share in Porto Seguro, in which we hold 30% of capital). Retained claims reached R$364 million in the first quarter of 2015, 24.5% reduction in relation to the same period of 2014.

The growth of sales of insurance policies in digital channels was 76% in the first quarter of 2015 in relation to the same period of the previous year, reaching 22.0% of total new policies.

Aiming at meeting our clients’ needs, we continuously review the characteristics of products, expanded the offer channels and implemented sales strategies in line with the client's moment. As a result, sales to account holders grew 18.6%, whereas credit life and protected card increased 12.6% and 24.1% respectively, in relation to the previous year.

Pension Plan

Total funding from pension plans amounted to R$ 4.5 billion in the first quarter of 2015, a 24.8% growth as compared to the same period of the previous year.

Income from management fees increased 10.0% in relation to the first quarter of 2014, reaching R$291 million. Technical provisions increased 18.4% in relation to the same period of the previous year, totaling R$108.1 billion at the end of March 2015.

In February 2015, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), the market share of total technical provisions was 23.9%, whereas individual plans accounted for 24.2%.

Capitalization

In capitalization, we reached 15.6 million certificates in force, posting a 1.7% increase as compared to the same period of the previous year. The technical provisions for capitalization reached R$3.1 billion at March 31, 2015, and the collection with capitalization certificates reached R$652.4 million from January to March 2015.

The growth of sales of capitalization certificates to accountholders in digital channels was 13.8% in 2015 in relation to the same period of the previous year, and noteworthy was the 33.3% increase in sales in ATMs.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	75

3.6) Stock Market

Market value – at March 31, 2015, we ranked as the second largest company in Brazil based on the market value criterion (R$ 192.7 billion), and the first among financial institutions, according to the Bloomberg ranking.

Volume of transactions - the daily average volume of transactions of our shares on BM&FBOVESPA from January to March 2015 was 29.1 thousand per session, 21.8% higher than the volume recorded in the previous year, with an average volume of R$16.0 thousand per transaction. Comparatively, on Ibovespa the daily average volume of transactions increased 5.5% and the average volume per transaction was R$ 7.3 thousand. On NYSE, the daily average volume of transactions of ITUB was 39.6 thousand per session, 15.7 higher than the total from January to March 2014, with an average volume of R$12.4 thousand per transaction.

From January to March 2015, the total financial volume of stocks traded on BM&FBOVESPA was R$30.4 billion, 31.7% higher than in the same period of 2014. Of this total, 93.8% was traded in the spot market.

Considering all companies on BM&FBOVESPA, the growth of total financial volume was 3.0% in the period. On NYSE, total financial volume traded was R$30.1 billion,34.9% higher than the total for the first quarter of 2014.

In Ibovespa, the most widely followed index in Brazil, we are the most actively traded company, represented by our preferred share (ITUB4).

Presence in Market Indexes

In the beginning of 2015, BMF&FBOVESPA disclosed the composition of the stock portfolios that make up market indexes, effective for the January to April 2015 period.

In the table below, we point out the presence in the following indexes:

Indexes	Itaú Unibanco % Presence (1)	Ranking
Ibovespa	11.231	1st
IBrX50 - Brazil 50 Index	11.172	1st
IFNC - BM&FBOVESPA Financials Index (2)	20.000	1st
ISE – Corporate Sustainability Index (3)	6.175	4th
IGCX - Special Corporate Governance Stock Index	7.763	2nd

(1) The sum of all classes of shares of each company included in the indexes has been considered.

(2) The participation of companies’ shares in the index (considering all classes of shares) cannot exceed 20%.

(3) The participation of an economic sector in ISE (considering all classes of shares) cannot exceed 15%.

Relations with the market

Itaú Unibanco has already scheduled its 22 APIMEC Presentations in Brazil, and the schedule is available on the Investor Relations website (www.itau.com.br/investor-relations). We highlight the following meetings:

Event	Date
APIMEC MG – Belo Horizonte	5/20/2015
APIMEC DF – Brasília	5/28/2015
APIMEC SUL – Porto Alegre	6/10/2015
APIMEC RIO – Rio de Janeiro	6/16/2015
APIMEC SP – São Paulo	8/20/2015
APIMEC NE – Fortaleza	11/19/2015

The table below shows the main market indicators at March 31, 2015:

		R$	%
Shares	March 31, 2015	March 31, 2014	Change
Recurring net income per share(1)	1.06	0.83	27.7
Net income per share(1)	1.05	0.81	29.6
Book value per share(1)	17.73	15.03	18.0
Number of outstanding shares (in millions)(2)	5,469.0	5,466.8	-
Dividends/Interest on capital, net per share (2)	0,2412	0,1605	50.3
Price of preferred share (ITUB4)(2)(3)	35.23	30.70	14.8
Price of common share (ITUB3)(2)(3)	32.37	28.78	12.5
Price of preferred share (PN)(3)/Net income per share (annualized)	8.39	9.48	(11.5)
Price of preferred share (PN)(3)/Stockholders’ equity per share	1.99	2.04	(2.5)
Market value (in billions) (4)(5)	192.7	167.8	14.8

(1) Calculated based on the weighted average of the number of shares;

(2) The number of outstanding shares and the price of share were adjusted to reflect the 10% bonus ocurred on June 5, 2014;

(3) Based on the closing quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$ 184.4 billion on March 31, 2015 and R$ 163.5 billion on March 31, 2014, resulting a variation of 12.8%.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	76

4)	PEOPLE

We had 92.8 thousand employees at the end of the first quarter of 2015, including about 7.0 thousand employees in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$3.2 billion in the first quarter of the year.

5)	PRIVATE SOCIAL INVESTMENT

Guga agora é Itaú (Now Guga is Itaú) – In February 2015, we announced an unprecedented partnership with Gustavo Kuerten, one of the most important Brazilian athletes of all times. We will support the Guga Kuerten’s Week, Guga’s School and Guga Kuerten’s Institute, strengthening our actions in the sport base and contributing to the sport initiation and development of future athletes.

6)	AWARDS AND RECOGNITION

In the first quarter of 2015, we received significant recognition that contributed to strengthen our reputation. Below is the list of awards received by the bank in the period:

Latin American 9th Excellence in Best Practices Awards (Frost & Sullivan)	In January 2015, Frost & Sullivan, an international market intelligence consulting company, elect us as the winners in the “Brazilian Competitive Strategy Innovation and Leadership Award The Future of Mobility” category. In its ninth edition, this award acknowledges the most outstanding companies in the Latin American market for their performance and excellence in areas such as leadership, technology innovation, client service and products development.
Brill Awards for Efficient IT (Uptime Institute )	In February 2015, our Transforming Data Center – Virtualization project was elected as the winner in the “IT Efficiency – Latin America” category in the second edition of the Brill Awards for Efficient IT. This award is granted by the Uptime Institute, a pool of companies focused on the fields of education, advisory, conferences, seminars and issue of certificates related to the data center industry.
BeyondBanking Awards (Inter-American Investment Corporation (IIC))	In March 2015, our 2013 Integrated Report was one of the winners in the fifth edition of the beyondBanking Awards, organized by the Inter-American Investment Bank (IDB). We were acknowledged in the “clearBanking” category, which envisages successful practices adopted by Latin American and Caribbean financial institutions in the risk management, transparency and corporate governance areas.

7)	REGULATION

7.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of his or her client. During the period from January to March 2015, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 21, February 11 and March 23 – acquisition of research and technical materials.

Independent Auditors’ Justification – PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

7.2) BACEN – Circular No. 3,068/01

We hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$37.7 billion, corresponding to 11.6% of total securities held.

7.3) International Financial Reporting Standards (IFRS)

We disclosed the consolidated financial statements in accordance with the international financial reporting standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

8)	ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of May 4, 2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	77

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Executive Vice-Presidents
Alfredo Egydio Arruda Villela Filho	Candido Botelho Bracher
Roberto Egydio Setubal	Claudia Politanski
Eduardo Mazzilli de Vassimon

Members	Executive Directors
Alfredo Egydio Setubal	Alexsandro Broedel Lopes
Candido Botelho Bracher	Caio Ibrahim David
Demosthenes Madureira de Pinho Neto	Leila Cristiane Barboza Braga de Melo (***)
Gustavo Jorge Laboissière Loyola	Ricardo Baldin
Henri Penchas
Israel Vainboim
Nildemar Secches
Pedro Luiz Bodin de Moraes	Directors
Ricardo Villela Marino	Adriano Cabral Volpini (**)
Álvaro Felipe Rizzi Rodrigues (***)
Cláudio José Coutinho Arromatte (**)
Eduardo Hiroyuki Miyaki
AUDIT COMMITTEE	Emerson Macedo Bortoloto
Chairman	José Virgilio Vita Neto (***)
Geraldo Travaglia Filho	Marcelo Kopel (*)
Matias Granata
Members	Rodrigo Luis Rosa Couto
Alkimar Ribeiro Moura	Wagner Bettini Sanches
Diego Fresco Gutierrez
Luiz Alberto Fiore
Maria Helena dos Santos Fernandes de Santana
Sergio Darcy da Silva Alves	(*) Investor Relations Director
(**) Elected in Meeting Board of Directors of February 2, 2015, approved by the Central Bank on February 11, 2015.
(***) Elected in Meeting Board of Directors of March 26,2015, approved by the Central Bank on April 13, 2015.

FISCAL COUNCIL
President
Iran Siqueira Lima

Members
Alberto Sozin Furuguem
Luiz Alberto de Castro Falleiros

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	78

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Retail General Manager	Directors (continued)
Candido Botelho Bracher	Fernando Julião de Souza Amaral (*)
Márcio de Andrade Schettini	Fernando Mattar Beyruti
Marco Ambrogio Crespi Bonomi	Flávio Delfino Júnior
Francisco Vieira Cordeiro Neto
Gabriel Amado de Moura
Executive Vice-Presidents	Gilberto Frussa
Alberto Fernandes	Henrique Pinto Echenique
Caio Ibrahim David	Ilan Goldfajn
Claudia Politanski	João Antonio Dantas Bezerra Leite
Eduardo Mazzilli de Vassimon	João Carlos de Gênova
Jean-Marc Robert Nogueira Baptista Etlin	Jorge Luiz Viegas Ramalho
Ricardo Villela Marino	José Félix Valencia Ríos
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Executive Directors	Leon Gottlieb
Alexsandro Broedel Lopes	Lineu Carlos Ferraz de Andrade
Álvaro de Alvarenga Freire Pimentel	Luís Eduardo Gross Siqueira Cunha
André Luis Texeira Rodrigues	Luís Tadeu Mantovani Sassi
André Sapoznik	Luiz Felipe Monteiro Arcuri Trevisan
Carlos Eduardo Monico	Luiz Fernando Butori Reis Santos
Christian George Egan	Luiz Severiano Ribeiro
Fernando Barçante Tostes Malta	Marcello Peccinini de Chiaro
Fernando Marsella Chacon Ruiz	Marcello Siniscalchi
Flávio Augusto Aguiar de Souza	Marcelo Ariel Rosenhek
Gustavo Adolfo Funcia Murgel	Marcelo Kopel
João Marcos Pequeno de Biase	Marcelo Luis Orticelli
José Augusto Durand	Marcio Luis Domingues da Silva
Leila Cristiane Barboza Braga de Melo	Marco Antonio Sudano
Luís Antonio Rodrigues	Marcos Antônio Vaz de Magalhães
Luís Fernando Staub	Marcos Vanderlei Belini Ferreira
Luiz Eduardo Loureiro Veloso	Mário Lúcio Gurgel Pires
Milton Maluhy Filho	Matias Granata
Ricardo Ribeiro Mandacaru Guerra	Messias dos Santos Esteves
Osvaldo José Dal Fabbro
Paulo Meirelles de Oliveira Santos
Directors	Pedro Barros Barreto Fernandes
Adilso Martins de Lima	Pedro Constantino Campos Donati Jorge
Adriano Cabral Volpini	Renata Helena de Oliveira Tubini
Adriano Maciel Pedroti	Ricardo Lima Soares
Alberto Zoffmann do Espirito Santo	Ricardo Nuno Delgado Gonçalves
Alexandre Enrico Silva Figliolino	Ricardo Orlando
Álvaro Felipe Rizzi Rodrigues	Ricardo Urquijo Lazcano
André Carvalho Whyte Gailey	Roberto Fernando Vicente
André Ferrari	Rodrigo Luís Rosa Couto
Andréa Matteucci Pinotti Cordeiro	Rogério Carvalho Braga
Antonio Carlos Barbosa Ortiz	Romildo Gonçalves Valente
Carlos Eduardo de Castro	Rooney Silva
Carlos Henrique Donegá Aidar	Sergio Guillinet Fajerman
Carlos Orestes Vanzo	Thales Ferreira Silva
Cesar Ming Pereira da Silva	Thiago Luiz Charnet Ellero
Cesar Padovan	Vanessa Lopes Reisner
Cícero Marcus de Araújo	Wagner Bettini Sanches
Cintia Carbonieri Araújo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Rogério Cagne
Cristina Cestari Spada
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Fabiana Pascon Bastos
Fernando Della Torre Chagas

(*) Elected at the ESM of March 31, 2015 , awaiting approval from BACEN

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	79

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
Roberto Egydio Setubal	Alexsandro Broedel Lopes
André Carvalho Whyte Gailey
Vice-Chairmen	Caio Ibrahim David
Alfredo Egydio Setubal	Cristiano Rogério Cagne
Candido Botelho Bracher	Flávio Delfino Júnior
Gilberto Frussa
Members	João Carlos de Gênova
Antonio Carlos Barbosa de Oliveira	Marcello Peccinini de Chiaro
Caio Ibrahim David	Marcelo Ariel Rosenhek
Eduardo Mazzilli de Vassimon	Marco Antônio Sudano
Henri Penchas	Mário Luís Brugnetti
João Dionísio Filgueira Barreto Amoêdo	Vanessa Lopes Reisner

EXECUTIVE BOARD
Chief Executive Officer
Candido Botelho Bracher

Managing Vice-Presidents
Alberto Fernandes
Jean-Marc Robert Nogueira Baptista Etlin

Executive Directors
Álvaro de Alvarenga Freire Pimentel
Christian George Egan
Fernando Fontes Iunes
José Augusto Durand
Roderick Sinclair Greenlees

ITAÚ SEGUROS S.A.

Chief Executive Officer
Luiz Eduardo Loureiro Veloso (*)

Directors
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Carlos Henrique Donegá Aidar
Cláudio José Coutinho Arromatte
Fernando Barçante Tostes Malta
Henrique Pinto Echenique
Leon Gottlieb (*)

(*) Elected at the Meeting of the Board of Directors of March 30, 2015, awaiting approval from BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	80

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	03/31/2015	03/31/2014
Current assets		915,911,592	799,659,468
Cash and cash equivalents		18,687,140	16,030,078
Interbank investments	4b and 6	224,290,296	189,341,650
Money market		196,905,253	157,652,070
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,275,733	2,509,181
Interbank deposits		25,109,310	29,180,399
Securities and derivative financial instruments	4c, 4d and 7	218,540,284	191,720,690
Own portfolio		69,044,257	48,725,584
Subject to repurchase commitments		13,039,633	27,254,390
Pledged in guarantee		3,175,964	5,995,395
Securities under resale agreements with free movement		-	59,664
Deposited with the Central Bank		7,357,796	11,768,776
Derivative financial instruments		17,654,758	6,494,705
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	101,507,939	84,664,815
Assets guaranteeing technical provisions – other securities	11b	6,759,937	6,757,361
Interbank accounts		66,374,367	84,835,784
Pending settlement		3,099,780	5,467,033
Central Bank deposits		63,235,378	79,280,704
National Housing System (SFH)		2,568	4,306
Correspondents		36,641	83,741
Interbranch accounts		146,329	119,438
Loan, lease and other credit operations	8	242,291,190	214,189,967
Operations with credit granting characteristics	4e	258,615,375	228,032,124
(Allowance for loan losses)	4f	(16,324,185)	(13,842,157)
Other receivables		142,462,016	99,399,629
Foreign exchange portfolio	9	80,630,554	39,718,564
Income receivable		2,275,309	1,727,729
Transactions with credit card issuers	4e	22,931,658	21,664,364
Receivables from insurance and reinsurance operations	4m I and 11b	1,343,130	4,952,969
Negotiation and intermediation of securities		5,136,983	2,078,356
Sundry	13a	30,144,382	29,257,647
Other assets	4g	3,119,970	4,022,232
Assets held for sale		380,718	169,936
(Valuation allowance)		(74,642)	(53,554)
Unearned premiums of reinsurance	4m I	8,309	807,530
Prepaid expenses	4g and 13b	2,805,585	3,098,320
Long-term receivables		358,754,928	290,084,386
Interbank investments	4b and 6	785,489	1,211,370
Money market		-	9,980
Interbank deposits		785,489	1,201,390
Securities and derivative financial instruments	4c, 4d and 7	105,519,478	74,861,219
Own portfolio		70,482,877	50,332,816
Subject to repurchase commitments		19,769,880	13,179,530
Pledged in guarantee		749,208	649,766
Deposited with the Central Bank		1,358,937	-
Derivative financial instruments		8,194,020	5,499,629
Assets guaranteeing technical provisions – other securities	11b	4,964,556	5,199,478
Interbank accounts - National Housing System (SFH)		480,330	731,653
Loan, lease and other credit operations	8	197,459,999	169,059,004
Operations with credit granting characteristics	4e	209,489,677	180,259,204
(Allowance for loan losses)	4f	(12,029,678)	(11,200,200)
Other receivables		53,288,608	42,809,193
Foreign exchange portfolio	9	2,419,067	1,779,824
Receivables from insurance and reinsurance operations	4m I and 11b	19,182	-
Sundry	13a	50,850,359	41,029,369
Other assets	4g	1,221,024	1,411,947
Unearned premiums of reinsurance	4m I	-	155,599
Prepaid expenses	4g and 13b	1,221,024	1,256,348
Permanent assets		19,946,712	17,631,705
Investments	4h and 15a Il	3,539,233	3,375,467
Investments in affiliates and jointly controlled entities		3,105,770	3,046,523
Other investments		642,365	532,066
(Allowance for losses)		(208,902)	(203,122)
Real estate in use	4i and 15b l	7,520,563	6,621,379
Real estate in use		4,168,129	4,055,260
Other fixed assets		12,101,172	10,549,532
(Accumulated depreciation)		(8,748,738)	(7,983,413)
Goodwill	4j and 15b ll	224,903	1,893,235
Intangible assets	4k and 15b lll	8,662,013	5,741,624
Acquisition of rights to credit payroll		1,050,568	1,143,734
Other intangible assets		10,260,654	6,654,008
(Accumulated amortization)		(2,649,209)	(2,056,118)
Total assets		1,294,613,232	1,107,375,559

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	81

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	03/31/2015	03/31/2014
Current liabilities		731,306,025	595,506,247
Deposits	4b and 10b	238,856,770	207,303,641
Demand deposits		56,659,732	43,216,760
Savings deposits		117,357,236	108,931,513
Interbank deposits		27,745,533	5,166,053
Time deposits		37,094,269	49,989,315
Deposits received under securities repurchase agreements	4b and 10c	199,615,680	166,462,218
Own portfolio		59,134,641	67,823,275
Third-party portfolio		135,253,796	97,552,849
Free portfolio		5,227,243	1,086,094
Funds from acceptances and issuance of securities	4b and 10d	28,085,371	20,819,041
Real estate, mortgage, credit and similar notes		22,299,959	15,357,183
Debentures		-	111
Foreign borrowings through securities		4,696,338	4,786,283
Structured Operations Certificates		1,089,074	675,464
Interbank accounts		4,219,647	7,428,241
Pending settlement		2,714,384	4,701,340
Correspondents		1,505,263	2,726,901
Interbranch accounts		5,145,747	5,338,153
Third-party funds in transit		5,078,886	5,301,285
Internal transfer of funds		66,861	36,868
Borrowings and onlending	4b and 10e	45,911,991	37,208,186
Borrowings		32,495,456	24,777,664
Onlending		13,416,535	12,430,522
Derivative financial instruments	4d and 7g	17,312,084	5,136,087
Technical provision for insurance, pension plan and capitalization	4m II and 11a	8,402,258	12,383,919
Other liabilities		183,756,477	133,426,761
Collection and payment of taxes and contributions		4,661,070	5,602,479
Foreign exchange portfolio	9	81,572,747	40,370,448
Social and statutory	16b II	2,482,515	1,685,723
Tax and social security contributions	4n, 4o and 14c	5,070,268	5,973,901
Negotiation and intermediation of securities		8,439,057	4,769,956
Credit card operations	4e	52,746,806	49,011,101
Subordinated debt	10f	6,844,074	6,278,337
Sundry	13c	21,939,940	19,734,816
Long-term liabilities		463,141,045	426,638,704
Deposits	4b and 10b	59,795,418	70,904,539
Interbank deposits		389,333	327,157
Time deposits		59,406,085	70,577,382
Deposits received under securities repurchase agreements	4b and 10c	131,242,753	122,153,951
Own portfolio		109,340,517	98,554,001
Free portfolio		21,902,236	23,599,950
Funds from acceptances and issuance of securities	4b and 10d	22,667,260	23,047,443
Real estate, mortgage, credit and similar notes		7,683,800	13,349,987
Foreign borrowings through securities		13,313,426	9,533,782
Structured Operations Certificates		1,670,034	163,674
Borrowings and onlending	4b and 10e	50,353,140	39,719,036
Borrowings		19,687,475	7,974,089
Onlending		30,665,665	31,744,947
Derivative financial instruments	4d and 7g	13,684,462	6,912,943
Technical provision for insurance, pension plan and capitalization	4m II and 11a	108,335,194	92,211,266
Other liabilities		77,062,818	71,689,526
Foreign exchange portfolio	9	2,456,835	1,779,824
Tax and social security contributions	4n, 4o and 14c	6,885,013	11,132,921
Subordinated debt	10f	52,683,405	49,256,102
Sundry	13c	15,037,565	9,520,679
Deferred income	4p	1,512,670	1,138,251
Minority interest in subsidiaries	16e	1,699,991	1,919,152
Stockholders' equity	16	96,953,501	82,173,205
Capital		75,000,000	60,000,000
Capital reserves		1,217,048	827,314
Revenue reserves		22,348,972	24,317,152
Asset valuation adjustment	4c, 4d and 7d	54,574	(1,403,164)
(Treasury shares)		(1,667,093)	(1,568,097)
Total liabilities and stockholders' equity		1,294,613,232	1,107,375,559

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	82

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	01/01 to 03/31/2015	01/01 to 03/31/2014
Income from financial operations		42,453,676	26,169,090
Loan, lease and other credit operations		19,910,907	15,367,613
Securities and derivative financial instruments		20,573,601	6,622,431
Financial income from insurance, pension plan and capitalization operations	11c	3,004,956	2,025,684
Foreign exchange operations		(2,339,169)	598,443
Compulsory deposits		1,303,381	1,554,919
Expenses of financial operations		(32,310,728)	(12,966,578)
Money market		(17,219,250)	(11,217,669)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(2,793,431)	(1,849,908)
Borrowings and onlending		(12,298,047)	100,999
Income from financial operations before loan and losses		10,142,948	13,202,512
Result of allowance for loan losses	8d I	(4,419,393)	(3,147,995)
Expenses for allowance for loan losses		(5,479,680)	(4,235,655)
Income from recovery of credits written off as loss		1,060,287	1,087,660
Gross income from financial operations		5,723,555	10,054,517
Other operating revenues (expenses)		(2,576,908)	(2,985,720)
Banking service fees	13d	5,053,428	4,507,384
Asset management		955,110	915,619
Current account services		199,713	190,803
Credit cards		2,372,176	2,131,947
Sureties and credits granted		566,327	451,532
Receipt services		365,451	362,591
Other		594,651	454,892
Income from bank charges	13e	2,368,184	1,982,430
Result from insurance, pension plan and capitalization operations	11c	992,424	931,510
Personnel expenses	13f	(4,435,963)	(3,787,588)
Other administrative expenses	13g	(3,927,255)	(3,725,881)
Tax expenses	4o and 14a II	(1,243,845)	(1,368,654)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	133,666	89,622
Other operating revenues	13h	325,640	49,841
Other operating expenses	13i	(1,843,187)	(1,664,384)
Operating income		3,146,647	7,068,797
Non-operating income	2c	9,172	24,597
Income before taxes on income and profit sharing		3,155,819	7,093,394
Income tax and social contribution	4o and 14a I	2,718,335	(2,549,046)
Due on operations for the period		(3,303,131)	(2,690,151)
Related to temporary differences		6,021,466	141,105
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(35,786)	(61,414)
Minority interest in subsidiaries	16e	(105,415)	(63,855)
Net income		5,732,953	4,419,079
Weighted average of the number of outstanding shares	16a	5,468,697,251	5,461,804,279
Net income per share – R$		1.05	0.81
Book value per share - R$ (outstanding at 03/31)		17.73	15.03

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	74,985	109,882
Net income without nonrecurring effects		5,807,938	4,528,961
Net income per share – R$		1.06	0.83

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	83

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 03/31/2015	01/01 to 03/31/2014
Adjusted net income		8,870,709	13,036,096
Net income		5,732,953	4,419,079
Adjustments to net income:		3,137,756	8,617,017
Granted options recognized and share-based payment – variable compensation		(138,282)	51,594
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	182,169	(1,071,502)
Effects of changes in exchange rates on cash and cash equivalents		(4,386,871)	1,286,738
Allowance for loan losses		5,479,680	4,235,655
Interest and foreign exchange expense from operations with subordinated debt		5,903,900	1,255,250
Interest expense from operations with debentures		-	111
Financial expenses on technical provisions for pension plan and capitalization		2,793,431	1,849,908
Depreciation and amortization	15b	668,866	666,227
Interest expense from provision for contingent and legal liabilities	12b	342,830	257,630
Provision for contingent and legal liabilities	12b	832,797	949,699
Interest income from escrow deposits	12b	(82,427)	(101,840)
Deferred taxes		673,301	(141,105)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(133,666)	(89,622)
Interest and foreign exchange income from available-for-sale securities		(6,634,087)	(666,792)
Interest and foreign exchange income from held-to-maturity securities		(2,985,338)	(106,211)
(Gain) loss from sale of available-for-sale financial assets	7i	653,835	92,839
(Gain) loss from sale of investments		1,850	1,123
(Gain) loss from sale of foreclosed assets		13,908	6,233
(Gain) loss from sale of fixed assets		3,984	8,197
Minority interest		105,415	63,855
Other		(157,538)	69,030
Change in assets and liabilities		(46,031,549)	3,957,743
(Increase) decrease in assets		(65,414,110)	7,947,961
Interbank investments		(35,670,123)	(10,779,778)
Securities and derivative financial instruments (assets/liabilities)		(2,638,426)	24,417,988
Compulsory deposits with the Central Bank of Brazil		(129,064)	(2,270,423)
Interbank and interbranch accounts (assets / liabilities)		1,042,860	2,332,414
Loan, lease and other credit operations		(20,569,135)	(1,636,892)
Other receivables and other assets		(7,724,462)	(3,669,282)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		274,240	(446,066)
(Decrease) increase in liabilities		19,382,561	(3,990,218)
Deposits		3,878,940	3,824,718
Deposits received under securities repurchase agreements		5,845,326	(3,563,008)
Funds for issuance of securities		3,002,927	(2,390,017)
Borrowings and onlending		7,488,663	273,920
Credit card operations (assets / liabilities)		(4,501,357)	(4,267,508)
Technical provision for insurance, pension plan and capitalization		1,294,452	916,657
Collection and payment of taxes and contributions		4,435,061	5,397,499
Other liabilities		986,542	(892,451)
Deferred income		89,953	12,797
Payment of income tax and social contribution		(3,137,946)	(3,302,825)
Net cash provided by (used in) operating activities		(37,160,839)	16,993,838
Interest on capital / dividends received from affiliated companies		105,684	13,893
Funds received from sale of available-for-sale securities		3,230,139	37,522,079
Funds received from redemption of held-to-maturity securities		625,756	202,966
Disposal of assets not for own use		21,114	5,322
Disposal of investments		(392)	157,983
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	2c	-	(88,138)
Sale of fixed assets		13,168	5,428
Termination of intangible asset agreements		7,507	(128)
Purchase of available-for-sale securities		(2,508,863)	(28,040,743)
Purchase of held-to-maturity securities		(909,459)	(21,299)
Purchase of investments		(6,938)	(39,037)
Purchase of fixed assets	15b	(339,860)	(567,424)
Purchase of intangible assets	15b	(207,603)	(256,371)
Net cash provided by (used in) invesment activities		30,254	8,894,532
Decrease in subordinated debt		(945,356)	(1,359,873)
Change in minority interest	16e	(772,290)	(46,721)
Granting of stock options		271,291	210,765
Purchase of treasury shares		(568,270)	-
Dividends and interest on capital paid to minority interests		(47,861)	(1,437)
Dividends and interest on capital paid		(4,456,587)	(3,829,795)
Net cash provided by (used in) financing activities		(6,519,073)	(5,027,061)

Net increase (decrease) in cash and cash equivalents		(43,649,658)	20,861,309

Cash and cash equivalents at the beginning of the period		87,831,981	45,802,194
Effects of changes in exchange rates on cash and cash equivalents		4,386,871	(1,286,738)
Cash and cash equivalents at the end of the period	4a and 5	48,569,194	65,376,765

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	84

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 03/31/2015		01/01 to 03/31/2014
Income		46,783,131		31,835,424
Financial operations		42,453,676		26,169,090
Banking services		7,421,612		6,489,814
Result from insurance, pension plan and capitalization operations		992,424		931,510
Result of loan losses	8d	(4,419,393)		(3,147,995)
Other		334,812		1,393,005
Expenses		(34,153,915)		(14,630,962)
Financial operations		(32,310,728)		(12,966,578)
Other		(1,843,187)		(1,664,384)
Inputs purchased from third parties		(3,083,678)		(2,937,112)
Materials, energy and others	13g	(86,907)		(71,416)
Third-party services	13g	(893,213)		(891,610)
Other		(2,103,558)		(1,974,086)
Data processing and telecommunications	13g	(922,743)		(915,528)
Advertising, promotions and publication	13g	(216,645)		(193,291)
Installations		(319,915)		(289,032)
Transportation	13g	(100,588)		(105,688)
Security	13g	(164,918)		(152,781)
Travel expenses	13g	(47,668)		(42,121)
Other		(331,081)		(275,645)
Gross added value		9,545,538		14,267,350
Depreciation and amortization	13g	(518,939)		(506,982)
Net added value produced by the company		9,026,599		13,760,368
Added value received from transfer	15a lll	133,666		89,622
Total added value to be distributed		9,160,265		13,849,990
Distribution of added value		9,160,265		13,849,990
Personnel		3,969,658	43.3%	3,430,575	24.8%
Compensation		3,164,652	34.5%	2,756,104	19.9%
Benefits		612,913	6.7%	508,551	3.7%
FGTS – government severance pay fund		192,093	2.1%	165,920	1.2%
Taxes, fees and contributions		(972,399)	-10.6%	5,654,694	40.8%
Federal		(1,230,871)	-13.4%	5,429,922	39.2%
State		10,544	0.1%	1,862	0.0%
Municipal		247,928	2.7%	222,910	1.6%
Return on third parties’ assets - Rent		324,638	3.5%	281,787	2.0%
Return on own assets		5,838,368	63.7%	4,482,934	32.4%
Dividends and interest on capital		1,508,642	16.5%	898,690	6.5%
Retained earnings (loss) for the period		4,224,311	46.1%	3,520,389	25.4%
Minority interest in retained earnings		105,415	1.2%	63,855	0.5%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	85

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	03/31/2015	03/31/2014
Current assets		21,814,341	14,326,720
Cash and cash equivalents		140,762	166,653
Interbank investments	4b and 6	2,622,311	153,882
Money market		39,767	92,710
Interbank deposits		2,582,544	61,172
Securities and derivative financial instruments	4c, 4d and 7	16,350,128	11,528,233
Own portfolio		16,346,169	11,528,233
Pledged in guarantee		3,959	-
Other receivables		2,696,342	2,473,996
Income receivable	15a I	2,037,392	2,370,679
Sundry	13a	658,950	103,317
Other assets – prepaid expenses	4g	4,798	3,956
Long-term receivables		38,424,283	35,702,519
Interbank invesments – interbank deposits	4b and 6	38,079,257	35,329,197
Other receivables - sundry	13a	345,026	373,322
Permanent assets		70,021,192	58,944,125
Investments - Investments in subsidiaries		70,021,135	58,944,019
Real estate in use	4i	57	106
Total assets		130,259,816	108,973,364
Liabilities
Current liabilities		2,115,267	1,224,885
Funds from acceptance and issuance of securities	4b and 10d	18,667	18,667
Other liabilities		2,096,600	1,206,218
Social and statutory	16b II	1,436,304	831,831
Tax and social security contributions	4n, 4o and 14c	242,949	87,652
Subordinated debt	10f	355,546	251,405
Sundry		61,801	35,330
Long-term liabilities		25,594,241	18,100,992
Funds from acceptance and issuance of securities	4b and 10d	500,000	500,000
Other liabilities		25,094,241	17,600,992
Tax and social security contributions	4n, 4o and 14c	1,145	4,796
Subordinated debt	10f	24,930,548	17,576,521
Sundry		162,548	19,675
Stockholders' equity	16	102,550,308	89,647,487
Capital		75,000,000	60,000,000
Capital reserves		1,217,048	827,314
Revenue reserves		28,333,556	31,629,212
Asset valuation adjustment	4c and 4d	(333,203)	(1,240,942)
(Treasury shares)		(1,667,093)	(1,568,097)
Total liabilities and stockholders' equity		130,259,816	108,973,364

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	86

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	Note	01/01 to 03/31/2015	01/01 to 03/31/2014
Income from financial operations		1,255,936	1,011,854
Securities and derivative financial instruments		1,255,936	1,011,854
Expenses of financial operations		(332,020)	(279,233)
Money market		(332,020)	(279,233)
Gross income from financial operations		923,916	732,621
Other operating revenues (expenses)		4,810,116	2,464,182
Personnel expenses		(45,741)	(57,528)
Other administrative expenses		(14,792)	(12,686)
Tax expenses	14a II	(88,056)	(63,333)
Equity in earnings of subsidiaries	15a I	4,989,691	2,612,806
Other operating revenues (expenses)		(30,986)	(15,077)
Operating income		5,734,032	3,196,803
Non-operating income		14,323	15,290
Income before taxes on income and profit sharing		5,748,355	3,212,093
Income tax and social contribution	4o	(203,013)	147,832
Due on operations for the period		(205,839)	(13,579)
Related to temporary differences		2,826	161,411
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		9,509	(2,545)
Net income		5,554,851	3,357,380
Weighted average of the number of outstanding shares	16a	5,468,697,251	5,461,804,279
Net income per share – R$		1.02	0.61
Book value per share - R$ (outstanding at 03/31)		18.75	16.40

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	74,985	109,882
Net income without nonrecurring effects		5,629,836	3,467,262
Net income per share – R$		1.03	0.63

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	87

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2014	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
Granting of stock options	-	(94,736)	19,166	-	-	286,335	210,765
Granting of options recognized	-	51,594	-	-	-	-	51,594
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:				-
Change in adjustment to market value	-	-	-	274,962	-	-	274,962
Remeasurements in liabilities of post-employment benefits	-	-	-	18,787	-	-	18,787
Net income	-	-	-	-	3,357,380	-	3,357,380
Appropriations:
Legal reserve	-	-	167,869	-	(167,869)	-	-
Statutory reserves	-	-	2,290,821	-	(2,290,821)	-	-
Dividends and interest on capital	-	-	-	-	(898,690)	-	(898,690)
Balance at 03/31/2014	60,000,000	827,314	31,629,212	(1,240,942)	-	(1,568,097)	89,647,487
Changes in the period	-	(43,142)	(119,199)	293,749	-	286,335	417,743
Balance at 01/01/2015	75,000,000	1,315,744	27,224,331	(322,359)	-	(1,327,880)	101,889,836
Purchase of treasury shares	-	-	-	-	-	(568,270)	(568,270)
Granting of stock options	-	39,586	2,648	-	-	229,057	271,291
Granting of options recognized	-	(5,570)	-	-	-	-	(5,570)
Share-based payment – variable compensation	-	(132,712)	-	-	-	-	(132,712)
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,939,632)	-	-	-	(2,939,632)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(20,294)	-	-	(20,294)
Remeasurements in liabilities of post-employment benefits	-	-	-	9,450	-	-	9,450
Net income	-	-	-	-	5,554,851	-	5,554,851
Appropriations:
Legal reserve	-	-	277,742	-	(277,742)	-	-
Statutory reserves	-	-	3,768,467	-	(3,768,467)	-	-
Dividends and interest on capital	-	-	-	-	(1,508,642)	-	(1,508,642)
Balance at 03/31/2015	75,000,000	1,217,048	28,333,556	(333,203)	-	(1,667,093)	102,550,308
Changes in the period	-	(98,696)	1,109,225	(10,844)	-	(339,213)	660,472

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	88

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 03/31/2015	01/01 to 03/31/2014
Adjusted net income		5,160,528	872,312
Net income		5,554,851	3,357,380
Adjustments to net income:		(394,323)	(2,485,068)
Granting of options recognized		(138,282)	51,594
Interest and foreign exchange expense from operations with subordinated debt		4,701,894	228,394
Deferred taxes		(2,826)	(161,411)
Equity in earnings of subsidiaries	15a I	(4,989,691)	(2,612,806)
Amortization of goodwill		14,435	14,435
Effects of changes in exchange rates on cash and cash equivalents		20,140	(5,293)
Other		7	19
Change in assets and liabilities		(52,512)	452,802
(Increase) decrease in other receivables and other assets		196,685	435,793
(Decrease) increase in other liabilities		(249,197)	17,009
Net cash provided by (used in) operating activities		5,108,016	1,325,114
Interest on capital / dividends received		1,835,180	147,435
(Increase) decrease in interbank investments		741,269	2,677,174
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		(2,805,601)	414,349
(Purchase) sale of investments		424,176	1
(Purchase) sale of fixed assets		(2)	-
(Purchase) sale of intangible assets		-	(23)
Net cash provided by (used in) investment activities		195,022	3,238,936
Increase (decrease) in deposits		-	(106,540)
Decrease in subordinated debt		(346,549)	(850,416)
(Increase) decrease in funds for issuance of securities		13,125	13,125
Granting of stock options		271,291	210,765
Purchase of treasury shares		(568,270)	-
Dividends and interest on capital paid		(4,456,587)	(3,829,795)
Net cash provided by (used in) financing activities		(5,086,990)	(4,562,861)

Net increase (decrease) in cash and cash equivalents		216,048	1,189

Cash and cash equivalents at the beginning of the period		144,772	252,881
Effects of changes in exchange rates on cash and cash equivalents		(20,140)	5,293
Cash and cash equivalents at the end of the period	4a and 5	340,680	259,363

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	89

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 03/31/2015	01/01 to 03/31/2014
Income		1,284,844	1,212,212
Financial operations		1,255,936	1,011,854
Other		28,908	200,358
Expenses of financial operations		(363,767)	(294,793)
Financial operations		(332,020)	(279,233)
Other		(31,747)	(15,560)
Inputs purchased from third parties		(14,679)	(12,562)
Third-party services		(10,289)	(7,237)
Advertising, promotions and publication		(732)	(732)
Expenses for financial system services		(1,190)	(1,191)
Other		(2,468)	(3,402)
Gross added value		906,398	904,857
Deprecitation and amortization		(14,443)	(14,455)
Net added value produced by the company		891,955	890,402
Added value received from transfer	15a I	4,989,691	2,612,806
Total added value to be distributed		5,881,646	3,503,208
Distribution of added value		5,881,646	3,503,208
Personnel		32,026	58,908
Compensation		31,721	58,453
Benefits		211	386
FGTS – government severance pay fund		94	69
Taxes, fees and contributions		294,656	86,796
Federal		294,648	86,788
Municipal		8	8
Return on third parties’ assets - rent		113	124
Return on own assets		5,554,851	3,357,380
Dividends and interest on capital		1,508,642	898,690
Retained earnings (loss) for the period		4,046,209	2,458,690

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	90

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Exercise from January 1 to March 31, 2015 and 2014

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	91

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and intercompany balances and intercompany results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income and for subsidiaries which functional currency is equal to that of the parent company and in Asset Valuation Adjustment for subsidiaries which functional currency is different from that of the parent company (Note 4s).

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on the purchase of investments and from the recording of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger and acquisition by minority stockholders of REDE, is being amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	92

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies with total assets over R$ 150 million:

		Country of		Interest in voting capital at		Interest in total capital at
		Incorporation	Activity	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Banco Credicard S.A.	(1)	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 2c)	Brazil	Financial institution	60.00%	70.00%	60.00%	70.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 2c)	Brazil	Insurance	60.00%	70.00%	60.00%	70.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(2)	Brazil	Consumer Finance Credit	-	100.00%	-	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(1) Company merged in 08/31/2014 by Banco Itaucard S.A.

(2) Company merged in 01/31/2015 into Itaú Unibanco S.A. and Itaú BBA Participações S.A.

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c)	Business development

Association agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303,177 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which was concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181,086. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING will hold a sixty per cent (60.0%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40.0%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

It is estimated that this transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will continue to consolidate Itaú BMG Consignado in its financial statements.

Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948,410 (monetarily adjusted). The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are the entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. In view of this transaction, ITAÚ UNIBANCO HOLDING consolidated Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements from December, 2013 to August 31, 2014. Banco Credicard merged with Banco Itaucard S.A. on August 31,2014.

The allocation of the difference between the amount paid and the allocation of net assets at fair value led to the recognition of goodwill based on expected future profitability, in the amount of R$ 1,863 million, and other intangible assets.

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BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby Itaú BMG Consignado agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88,1 million. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

As a result of the study of Purchase Price Allocation - PPA, the allocation of difference between the amount paid and the share in net assets at fair value, resulted in the recognition of a goodwill due to expected future profitability in the amount of R$ 22.7 million.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAU UNIBANCO HOLDING, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU assumed a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6% of the Uruguayan market share.

Approval was obtained from applicable regulatory authorities on December 10, 2013.

The allocation of the difference between the amount paid and the allocation of assets and liabilities related to the operation, net at fair value, led to the recognition of goodwill based on expected future profitability and other intangible assets.

Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

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Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairman of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairman by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

The effectiveness of this operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approval in Chile. The operation has already received the approval in Panama, Colombia and Brazil.

Major Risk Insurance Operation

ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries have undertaken to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC had the ITAÚ UNIBANCO HOLDING’s major risk insurance operations, the clients of which were middle market and large corporations with policies representing high insured values. The necessary measures for completion of spinoff process are already in progress. This operation was approved by the Administrative Council for Economic Defense (CADE) on September 15, 2014 and by SUSEP on October 09, 2014.

Based on pro-forma data for December 31, 2013, the major risk insurance operation comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

After certain conditions established in the agreement are fulfilled, ACE paid R$ 1.515 billion to ITAÚ UNIBANCO HOLDING and its subsidiaries. The transfer of these shares and the financial settlement of the operation were carried out on October 31, 2014, in which the amount paid by ACE is subject to price adjustment according to the difference in the positions of Stockholders’ Equity between the pro forma balance sheet date and the closing balance sheet date.

The operation produced an accounting effect, before tax, of R$ 1.1 billion on fourth quarter ITAÚ UNIBANCO HOLDING's results.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

The subsidiaries of ITAÚ UNIBANCO HOLDING, in conjunction with other financial institutions, on July 17, 2014 signed a new Shareholders Agreement of TecBan that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

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In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately 40 (forty) other banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The operation was approved by the Administrative Council for Economic Defense (CADE) on October 22, 2014, with no restrictions. The effective date of sale and settlement was November 14, 2014.

This operation had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING.

Maxi Pago

In September 2014 ITAU UNIBANCO HOLDING, through its subsidiary Rede (Redecard S.A.), entered into a share purchase agreement with the controlling parties of MaxiPago Serviços de Internet S.A., a payments gateway company featuring network interconnection for mobile electronic payments.

Approval was obtained from the Central Bank on December 15, 2014, and preconditions were fulfilled on January 8, 2015. This agreement provides for the acquisition of 35,261 common shares of MaxiPago, which represents 75% of total stock and voting capital.

This operation is not expected to have significant effects on the results of ITAU UNIBANCO HOLDING.

MCC Securities and MCC Corredora de Bolsa

In July 2011 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Secutires.

In June 2012 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Corredora de Bolsa.

August 2014, the aforementioned parties entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa for amounts US$ 32.7 million and US$ 6.7 million respectively.

Accordingly, with this operation ITAÚ UNIBANCO HOLDING validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements beginning in August 2014.

Via Varejo

On October 1, 2014 ITAU UNIBANCO HOLDING informed that, in view of the early termination by Via Varejo of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. received from Via Varejo the cash amount of R$ 584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated.

This operation had no significant effects on the results of ITAU UNIBANCO HOLDING.

MasterCard Brasil Soluções de Pagamento Ltda.

Itaú Unibanco S.A., entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. (“MasterCard”) to create an alliance in the payment solutions market in Brazil (“Strategic Alliance”).

Itaú Unibanco’s purposes with the creation of the Strategic Alliance are (a) to focus on the expansion of its issue and acquisition business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the Strategic Alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

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Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at March 31, 2015, according to present regulation which defines the Prudential Consolidated as the calculation basis:

Consolidated
Prudential (1)
Referential equity (2)	120,902,847
Basel ratio	15.3%
Tier I	11.6%
Common Equity	11.6%
Additional Capital	0.0%
Tier II	3.7%
Fixed assets ratio	47.5%
Excess capital in relation to fixed assets	3,054,429
(1)	Consolidated financial statements including financial companies and the like: As from the base date January 2015, in accordance with Circular 4.278, this is the calculation consolidated basis;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013 and No. 4,311, of February 20, 2014, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (15.3%, based on Prudential consolidated, of which 11.6% of Common Equity and Tier I and 3.7% of Tier II) to be adequate, taking into account that exceeds by 4.3 percent the minimum required by the authorities (11.0%).

The Operating Consolidated is no longer calculated for capital purposes in accordance with regulation in force, and will be replaced by the Prudential Consolidated.

CMN Resolution No. 4,192, of March 1, 2013, as amended, address the Referential Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, address the minimum requirements for Referential Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted for using the Standardized Approach to calculate credit and market risk-weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets, based on the regulation in force accordingly.

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The referential equity used for the calculation of ratios and the risk-weighted assets at March 31, 2015, are as follows:

	Consolidated Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	96,953,501
Minority interest in subsidiaries	860,256
Changes in ownership interest in a subsidiary from capital transaction	4,579,278
Consolidated stockholders’ equity (BACEN)	102,393,035
Common Equity deductions	(10,942,142)
Common Equity Tier I	91,450,893
Additional Tier I deductions	50,269
Additional Tier I Capital	50,269
Tier I (Common Equity + Additional Capital)	91,501,162
Instruments eligible to comprise Tier II	29,353,581
Tier II deductions	48,104
Tier II	29,401,685
Regulatory Capital (Tier I + Tier II)	120,902,847
Risk-weighted assets	788,843,915
Risk-weighted assets of credit risk (RWACPAD)	728,559,123	92.4%
a) Per weighting factor (FPR):
FPR at 2%	136,017	0.0%
FPR at 20%	6,291,412	0.8%
FPR at 35%	8,579,499	1.1%
FPR at 50%	46,681,056	5.9%
FPR at 75%	145,249,722	18.4%
FPR at 85%	147,949,702	18.8%
FPR at 100%	305,874,640	38.8%
FPR at 250%	34,294,085	4.3%
FPR at 300%	18,002,416	2.3%
FPR at 1250%	1,688,205	0.2%
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum Required Regulatory Capital	13,812,369	1.8%
b) Per type:
Securities	55,102,239	7.0%
Loan operations - retail	119,256,858	15.1%
Loan operations – non-retail	232,034,892	29.4%
Joint obligations - retail	323,912	0.0%
Joint obligations – non-retail	65,498,691	8.3%
Loan commitments - retail	25,650,856	3.3%
Loan commitments – non-retail	17,629,014	2.2%
Other exposures	213,062,661	27.0%
Risk-weighted assets of operational risk (RWAOPAD)	35,508,837	4.5%
Retail	6,946,095	0.9%
Commercial	16,653,093	2.1%
Corporate finance	1,369,527	0.2%
Negotiation and sales	2,581,428	0.3%
Payments and settlements	3,069,695	0.4%
Financial agent services	2,756,069	0.3%
Asset management	2,131,708	0.3%
Retail brokerage	1,222	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	24,775,955	3.1%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	11,198,182	1.4%
Operations subject to interest rate variation	12,046,436	1.5%
Fixed rate denominated in Real (RWAJUR1)	3,994,836	0.5%
Foreign currency coupon (RWAJUR2)	4,857,773	0.6%
Price index coupon (RWAJUR3)	3,193,700	0.4%
Interest rate coupon (RWAJUR4)	127	0.0%
Operations subject to commodity price variation (RWACOM)	921,455	0.1%
Operations subject to stock price variation (RWAACS)	609,882	0.1%
RWA	788,843,915	100.0%
Minimum Required Regulatory Capital	86,772,831
Excess capital in relation to Minimum Required Regulatory Capital	34,130,016	39.3%
Ratio (%)	15.3%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,215,972

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During this period, the effects of the changes in legislation and balances were as follows:

Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2014 - Operating Consolidated	129,790,456	768,074,569	16.9%
Change - prudential consolidated (*)	570,344	(17,234,271)	0.5%
Net income for the period	5,726,837	-	0.8%
Interest on capital and dividends	(4,448,274)	-	-0.6%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	9,450	-	0.0%
Granting of options recognized	271,290	-	0.0%
Granting of stock options – exercised options in the period	(5,570)	-	0.0%
Asset valuation adjustment	(20,294)	-	0.0%
Deductions in referential equity	(6,415,333)	-	-0.9%
Purchase of treasury shares	(568,270)	-	-0.1%
Deferred assets excluded from Tier I of referential equity	(4,193,368)	-	-0.6%
Other changes in referential equity	185,579	-	0.0%
Changes in risk exposure	-	38,003,617	-0.8%
Ratio at 03/31/2015 - Prudential Consolidated	120,902,847	788,843,915	15.3%

(*) Effect due to the change of the consolidated for calculation.

b) Capital for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 Rules No. 280 (revoked Rule No. 411 of December 22, 2010), No. 283 and No. 284. On September 25, 2014, CNSP modified capital requirements publishing Rule No. 316 (revoked Rules No. 263, of September 25, 2012, No. 269, of December 19, 2012 and No. 302 of December 16, 2013).These Rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Rule No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies. In December 2014, CNSP published Rule No. 317, which establishes market risk capital requirements.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

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•	Net Investment Hedge in Foreign Operations - It is accounted for similarly to a cash flow hedge, i.e., the portion of gains or losses on the hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the case of a disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

As from January 1, 2015, Itaú Unibanco adopts the option provided for in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination.These compensation amounts for local correspondents in connection with transactions originated as from January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at cost of acquisition or construction, less accumulated depreciation, and are adjusted to market value until December 31, 2007, when applicable, for insurance, pension plan and capitalization operations the adjustments to market value are supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in appraisal reports; (ii) use rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	102

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 281, of January 30, 2013, as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 483, of January 06, 2014;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 483, of January 06, 2014.

II -	The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – it is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, under the pro rata-die criterion. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – it is recognized for the coverage of amounts payable related to lump-sum payments and income overdue of claims reported up to the calculation base date, but not paid yet. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported - IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note of the product.

•	Mathematical provisions for granted benefits - it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, based on the assumptions established in the agreement. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the product.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	103

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Supplemental Coverage Provision – recognized whenever technical provisions are found to be insufficient, as determined by the Liability Adequacy Test, in accordance with the provisions specified in regulation in force.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II.II -	Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprises the portion of the amounts collected for capitalization. It includes monetary restatement and interest, as from the beginning of the validity date.

•	Provision for redemption – recognized as from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of the financial settlement or the date the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each certificate, which raffles have been funded, but that, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized as from the date the raffle is drawn until the date of the financial settlement or the date the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the Provision for raffles unrealized, and is used for coverage of possible insufficient amounts related to the expected amount of raffles to be drawn.

•	Provision for administrative expenses - recognized for the coverage of expected amounts related to the administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	104

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%
(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15.00%. For non-financial and pension plan subsidiaries, the rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	105

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

s)	Foreign currency translation

I- Functional and presentation currency

The financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM deliberation CVM Nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in asset valuation adjustments.

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in asset valuation adjustments until derecognition or impairment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	106

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	03/31/2015	03/31/2014
Cash and cash equivalents	18,687,140	16,030,078
Interbank deposits	16,404,129	22,898,993
Securities purchased under agreements to resell – Funded position	13,477,925	26,447,694
Total	48,569,194	65,376,765

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	03/31/2015	03/31/2014
Cash and cash equivalents	140,762	166,653
Interbank deposits	160,151	-
Securities purchased under agreements to resell – Funded position	39,767	92,710
Total	340,680	259,363

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	107

Note 6 - Interbank investments

	03/31/2015						03/31/2014
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	118,710,207	74,220,951	3,974,095	-	196,905,253	87.5	157,662,050	82.7
Funded position (*)	14,652,279	21,734,637	1,034,525	-	37,421,441	16.6	35,460,940	18.6
Financed position	104,057,928	28,040,972	1,759,257	-	133,858,157	59.5	97,841,822	51.3
With free movement	5,216,790	27,873,274	1,759,257	-	34,849,321	15.5	27,075,174	14.2
Without free movement	98,841,138	167,698	-	-	99,008,836	44.0	70,766,648	37.1
Short position	-	24,445,342	1,180,313	-	25,625,655	11.4	24,359,288	12.8
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,275,733	-	-	-	2,275,733	1.0	2,509,181	1.3
Interbank deposits	16,668,733	5,697,983	2,742,594	785,489	25,894,799	11.5	30,381,789	16.0
Total	137,654,673	79,918,934	6,716,689	785,489	225,075,785	100.0	190,553,020
% per maturity term	61.2	35.5	3.0	0.3	100.0
Total – 03/31/2014	131,574,244	50,789,029	6,978,377	1,211,370	190,553,020
% per maturity term	69.0	26.7	3.7	0.6
(*)	Includes R$ 8,503,047 (R$ 5,613,174 at 03/31/2014) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 39,767 (R$ 92,710 at 03/31/2014), Interbank deposits with maturity of 31 to 180 days to R$ 160,151, with maturity of 181 to 365 days amounting to R$ 2,422,393 (R$ 61,172 at 03/31/2014 and over 365 days amounting to R$ 38,079,257 (R$ 35,329,197 at 03/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	108

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	03/31/2015											03/31/2014
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	113,254,591	(209,704)	(647,394)	112,397,493	34.7	5,409,039	423,032	10,906,135	3,115,453	16,986,325	75,557,509	100,411,854
Financial treasury bills	19,866,102	549	(136)	19,866,515	6.1	-	-	9,353,621	-	3,465,266	7,047,628	24,670,410
National treasury bills	21,509,531	(11,605)	(12,764)	21,485,162	6.6	5,404,439	-	700,390	2,896,417	3,898,474	8,585,442	21,977,660
National treasury notes	42,895,211	(216,479)	(341,052)	42,337,680	13.1	4,493	417,797	568,995	14,353	7,225,375	34,106,667	33,759,529
National treasury/securitization	251,790	(250)	(5,273)	246,267	0.1	107	80	1,548	1,132	1,725	241,675	264,901
Brazilian external debt bonds	28,731,957	18,081	(288,169)	28,461,869	8.8	-	5,155	281,581	203,551	2,395,485	25,576,097	19,739,354
Government securities - abroad	11,846,939	21,247	(43,391)	11,824,795	3.6	1,367,820	2,343,563	2,048,080	1,935,737	3,405,160	724,435	10,915,248
Argentina	787,379	22,567	-	809,946	0.2	100,356	405,214	229,575	1,346	71,500	1,955	307,105
Belgium	117,348	(2,786)	-	114,562	0.0	-	-	-	-	-	114,562	153,700
Chile	1,290,424	(8)	9,587	1,300,003	0.4	330,284	16,212	933,017	14,553	4,876	1,061	1,233,215
Colombia	46,269	1,245	-	47,514	0.0	5	-	-	93	26,785	20,631	236,796
Korea	2,953,333	-	(1)	2,953,332	0.9	446,593	882,104	-	454,535	1,170,100	-	2,909,931
Denmark	2,835,247	-	-	2,835,247	0.9	396,420	100,617	415,102	483,595	1,439,513	-	3,408,042
Spain	1,088,903	-	-	1,088,903	0.3	-	782,373	-	306,530	-	-	-
United States	943,356	7	1,298	944,661	0.3	-	-	214,076	134,851	419,138	176,596	1,349,725
France	140,659	-	2,283	142,942	0.0	-	-	17,570	35,500	-	89,872	49,125
Netherlands	170,232	-	2,899	173,131	0.1	-	-	-	-	100,134	72,997	123,251
Italy	73,887	-	1,063	74,950	0.0	-	-	-	-	-	74,950	-
Mexico	13,059	184	-	13,243	0.0	-	-	-	-	1,844	11,399	73,784
Paraguay	1,033,409	-	(57,024)	976,385	0.3	94,074	151,294	62,626	489,614	106,920	71,857	704,203
Peru	3,295	66	-	3,361	0.0	-	-	-	-	-	3,361	-
Uruguay	341,670	(27)	(2,902)	338,741	0.1	88	5,749	176,114	15,120	64,350	77,320	360,148
Other	8,469	(1)	(594)	7,874	0.0	-	-	-	-	-	7,874	6,223
Corporate securities	72,402,013	77,950	794	72,480,757	22.4	6,723,736	3,256,076	4,391,201	7,078,041	13,028,185	38,003,518	58,595,658
Shares	2,943,628	(16,216)	(100,006)	2,827,406	0.9	2,827,406	-	-	-	-	-	1,782,371
Rural product note	1,263,422	-	(24,022)	1,239,400	0.4	71,940	362,084	56,136	54,514	286,296	408,430	963,076
Bank deposit certificates	1,633,473	177	4,600	1,638,250	0.5	657,254	59,839	172,135	744,719	4,161	142	1,724,018
Securitized real estate loans	16,947,043	1	32,426	16,979,470	5.2	156,814	37,783	585,191	205,343	1,358,254	14,636,085	12,355,183
Fund quotas	537,065	(386)	7,867	544,546	0.2	544,546	-	-	-	-	-	922,587
Credit rights	69,862	-	-	69,862	0.0	69,862	-	-	-	-	-	215,837
Fixed income	376,653	(215)	(6)	376,432	0.1	376,432	-	-	-	-	-	518,647
Variable income	90,550	(171)	7,873	98,252	0.0	98,252	-	-	-	-	-	188,103
Debentures	22,494,539	84,538	104,045	22,683,122	7.0	1,724,987	148,760	1,020,425	2,364,214	1,269,722	16,155,014	18,465,234
Eurobonds and others	11,271,700	10,006	45,497	11,327,203	3.5	69,715	317,771	935,625	1,885,590	2,461,952	5,656,550	6,225,204
Financial bills	14,019,606	-	(66,964)	13,952,642	4.3	355,265	1,892,785	1,445,509	1,789,210	7,632,141	837,732	14,055,528
Promissory notes	899,617	-	(264)	899,353	0.3	308,866	412,886	162,095	15,506	-	-	1,288,895
Other	391,920	(170)	(2,385)	389,365	0.1	6,943	24,168	14,085	18,945	15,659	309,565	813,562
PGBL / VGBL fund quotas (1)	101,507,939	-	-	101,507,939	31.3	101,507,939	-	-	-	-	-	84,664,815
Subtotal - securities	299,011,482	(110,507)	(689,991)	298,210,984	92.0	115,008,534	6,022,671	17,345,416	12,129,231	33,419,670	114,285,462	254,587,575
Trading securities	178,367,291	(110,507)	-	178,256,784	55.0	109,789,725	2,008,225	11,559,350	4,519,810	14,440,101	35,939,573	157,291,381
Available-for-sale securities	82,942,056	-	(689,991)	82,252,065	25.4	5,082,162	3,925,540	5,203,535	7,408,676	16,716,878	43,915,274	75,108,545
Held-to-maturity securities (2)	37,702,135	-	-	37,702,135	11.6	136,647	88,906	582,531	200,745	2,262,691	34,430,615	22,187,649
Derivative financial instruments	20,914,394	4,934,384	-	25,848,778	8.0	5,501,371	4,323,849	3,633,517	4,196,021	1,977,719	6,216,301	11,994,334
Total securities and derivative financial instruments (assets)	319,925,876	4,823,877	(689,991)	324,059,762	100.0	120,509,905	10,346,520	20,978,933	16,325,252	35,397,389	120,501,763	266,581,909

Derivative financial instruments (liabilities)	(26,053,899)	(4,942,647)	-	(30,996,546)	100.0	(5,685,730)	(3,191,393)	(3,900,516)	(4,534,445)	(2,283,090)	(11,401,372)	(12,049,030)
(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded positive adjustment to market value in the amount of R$ 218,844 (R$ 579,140 at 03/31/2014), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	109

b) Summary by portfolio

	03/31/2015
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	62,413,159	32,328,672	-	3,289,863	8,716,733	-	5,649,066	112,397,493
Financial treasury bills	4,827,156	2,656,083	-	3,141,107	8,716,733	-	525,436	19,866,515
National treasury bills	13,679,310	7,805,852	-	-	-	-		21,485,162
National treasury notes	35,937,742	1,231,123	-	45,185	-	-	5,123,630	42,337,680
National treasury / Securitization	246,267	-	-	-	-	-	-	246,267
Brazilian external debt bonds	7,722,684	20,635,614	-	103,571	-	-	-	28,461,869
Government securities - abroad	11,049,608	480,841	-	288,042	-	-	6,304	11,824,795
Argentina	525,114	233,019	-	51,813	-	-	-	809,946
Belgium	114,562	-	-	-	-	-	-	114,562
Chile	1,282,870	-	-	10,829	-	-	6,304	1,300,003
Colombia	47,514	-	-	-	-	-	-	47,514
Korea	2,953,332	-	-	-	-	-	-	2,953,332
Denmark	2,835,247	-	-	-	-	-	-	2,835,247
Spain	1,088,903	-	-	-	-	-	-	1,088,903
United States	730,585	-	-	214,076	-	-	-	944,661
France	53,070	89,872	-	-	-	-	-	142,942
Netherlands	173,131	-	-	-	-	-	-	173,131
Italy	-	74,950	-	-	-	-	-	74,950
Mexico	13,243	-	-	-	-	-	-	13,243
Paraguay	883,392	83,000	-	9,993	-	-	-	976,385
Peru	3,361	-	-	-	-	-	-	3,361
Uruguay	337,410	-	-	1,331	-	-	-	338,741
Other	7,874	-	-	-	-	-	-	7,874
Corporate securities	66,064,367	-	-	347,267	-	-	6,069,123	72,480,757
Shares	2,798,170	-	-	29,236	-	-	-	2,827,406
Rural product note	1,239,400	-	-	-	-	-	-	1,239,400
Bank deposit certificates	1,547,798	-	-	14,133	-	-	76,319	1,638,250
Securitized real estate loans	16,979,470	-	-	-	-	-	-	16,979,470
Fund quotas	446,220	-	-	58	-	-	98,268	544,546
Credit rights	31,423	-	-	-	-	-	38,439	69,862
Fixed income	316,545	-	-	58	-	-	59,829	376,432
Variable income	98,252	-	-	-	-	-	-	98,252
Debentures	21,737,967	-	-	296,897	-	-	648,258	22,683,122
Eurobonds and other	11,327,203	-	-	-	-	-	-	11,327,203
Financial bills	8,706,364	-	-	-	-	-	5,246,278	13,952,642
Promissory notes	899,353	-	-	-	-	-	-	899,353
Other	382,422	-	-	6,943	-	-	-	389,365
PGBL / VGBL fund quotas	-	-	-	-	-	-	101,507,939	101,507,939
Subtotal - securities	139,527,134	32,809,513	-	3,925,172	8,716,733	-	113,232,432	298,210,984
Trading securities	47,487,596	12,327,159	-	2,934,747	7,357,796	-	108,149,486	178,256,784
Available-for-sale securities	65,311,711	12,340,368	-	990,421	1,358,937	-	2,250,628	82,252,065
Held-to-maturity securities	26,727,827	8,141,986	-	4	-	-	2,832,318	37,702,135
Derivative financial instruments	-	-	-	-	-	25,848,778	-	25,848,778
Total securities and derivative financial instruments (assets)	139,527,134	32,809,513	-	3,925,172	8,716,733	25,848,778	113,232,432	324,059,762
Total securities and derivative financial instruments (assets) – 03/31/2014	99,058,400	40,433,920	59,664	6,645,161	11,768,776	11,994,334	96,621,654	266,581,909

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	110

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	03/31/2015										03/31/2014
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	64,693,447	(209,703)	64,483,744	36.1	5,409,037	306,332	10,189,746	3,115,244	12,076,107	33,387,278	60,801,138
Financial treasury bills	17,584,523	549	17,585,072	9.9	-	-	9,197,869	-	1,787,526	6,599,677	24,056,122
National treasury bills	13,822,240	(11,605)	13,810,635	7.7	5,404,439	-	700,390	2,896,417	3,618,061	1,191,328	12,748,965
National treasury notes	30,239,343	(216,479)	30,022,864	16.8	4,491	301,097	8,358	14,144	6,596,709	23,098,065	21,688,884
National treasury / Securitization	5,746	(250)	5,496	0.0	107	80	1,548	1,132	1,725	904	8,235
Brazilian external debt bonds	3,041,595	18,082	3,059,677	1.7	-	5,155	281,581	203,551	72,086	2,497,304	2,298,932
Government securities - abroad	1,170,761	21,247	1,192,008	0.6	183,148	405,381	240,810	85,380	120,984	156,305	1,477,518
Argentina	784,217	22,567	806,784	0.5	100,199	402,689	229,095	1,346	71,500	1,955	307,105
Belgium	117,348	(2,786)	114,562	0.1	-	-	-	-	-	114,562	105,016
Chile	1,548	(8)	1,540	0.0	-	-	1,091	-	-	449	93,083
Colombia	46,269	1,245	47,514	0.0	5	-	-	93	26,785	20,631	236,796
United States	70,571	7	70,578	0.0	-	-	-	70,578	-	-	625,922
Mexico	13,059	184	13,243	0.0	-	-	-	-	1,844	11,399	73,784
Paraguay	82,944	-	82,944	0.0	82,944	-	-	-	-	-	-
Peru	3,295	66	3,361	0.0	-	-	-	-	-	3,361	-
Uruguay	51,500	(27)	51,473	0.0	-	2,692	10,624	13,363	20,855	3,939	35,806
Other	10	(1)	9	0.0	-	-	-	-	-	9	6
Corporate securities	10,995,144	77,949	11,073,093	6.4	2,689,601	1,296,512	1,128,794	1,319,186	2,243,010	2,395,990	10,347,910
Shares	2,063,562	(16,216)	2,047,346	1.1	2,047,346	-	-	-	-	-	1,023,755
Bank deposit certificates	107,062	177	107,239	0.1	1,024	5,098	5,295	95,680	-	142	100,808
Securitized real estate loans	-	-	-	0.0	-	-	-	-	-	-	5,567
Fund quotas	407,192	(386)	406,806	0.4	406,806	-	-	-	-	-	627,381
Credit rights	45,453	-	45,453	0.3	45,453	-	-	-	-	-	96,777
Fixed income	320,581	(215)	320,366	0.0	320,366	-	-	-	-	-	381,662
Variable income	41,158	(171)	40,987	0.0	40,987	-	-	-	-	-	148,942
Debentures	1,146,580	84,538	1,231,118	0.7	-	47,988	36	74,696	101,766	1,006,632	1,681,095
Eurobonds and other	1,054,359	10,006	1,064,365	0.6	20,486	30,424	51,507	76,307	280,618	605,023	1,238,312
Financial bills	6,202,142	-	6,202,142	3.5	213,939	1,213,002	1,071,956	1,072,503	1,860,626	770,116	5,313,312
Others	14,247	(170)	14,077	0.0	-	-	-	-	-	14,077	357,680
PGBL / VGBL fund quotas	101,507,939	-	101,507,939	56.9	101,507,939	-	-	-	-	-	84,664,815
Total	178,367,291	(110,507)	178,256,784	100.0	109,789,725	2,008,225	11,559,350	4,519,810	14,440,101	35,939,573	157,291,381
% per maturity term					61.5	1.1	6.5	2.5	8.1	20.2
Total – 03/31/2014	157,534,323	(242,942)	157,291,381	100.0	88,037,422	432,505	10,716,016	11,583,650	18,600,936	27,920,852
% per maturity term					56.0	0.2	6.8	7.4	11.8	17.8

At March 31, 2015, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 16,346,155 with maturity over 720 days (R$ 11,528,233 of 03/31/2014) and Fund quotas fixed income R$ 3,973 without maturity.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	111

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	03/31/2015										03/31/2014
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	25,422,568	(647,394)	24,775,174	33.6	2	63,657	716,389	209	3,957,877	20,037,040	26,835,726
Financial treasury bills	2,281,579	(136)	2,281,443	1.9	-	-	155,752	-	1,677,740	447,951	614,288
National treasury bills	901,063	(12,764)	888,299	4.5	-	-	-	-	198,399	689,900	9,228,695
National treasury notes	8,635,829	(341,052)	8,294,777	12.2	2	63,657	560,637	209	628,666	7,041,606	8,203,312
National treasury / Securitization	246,044	(5,273)	240,771	0.2	-	-	-	-	-	240,771	256,666
Brazilian external debt bonds	13,358,053	(288,169)	13,069,884	14.8	-	-	-	-	1,453,072	11,616,812	8,532,765
Government securities - abroad	10,664,218	(43,391)	10,620,827	10.7	1,184,672	1,938,182	1,807,270	1,850,357	3,284,176	556,170	9,416,201
Argentina	3,162	-	3,162	0.0	157	2,525	480	-	-	-	-
Belgium	-	-	-	0.0	-	-	-	-	-	-	48,684
Chile	1,288,876	9,587	1,298,463	1.4	330,284	16,212	931,926	14,553	4,876	612	1,140,132
Korea	2,953,333	(1)	2,953,332	2.3	446,593	882,104	-	454,535	1,170,100	-	2,909,931
Denmark	2,835,247	-	2,835,247	3.5	396,420	100,617	415,102	483,595	1,439,513	-	3,408,042
Spain	1,088,903	-	1,088,903	1.0	-	782,373	-	306,530	-	-	-
United States	872,785	1,298	874,083	1.0	-	-	214,076	64,273	419,138	176,596	723,803
France	140,659	2,283	142,942	0.1	-	-	17,570	35,500	-	89,872	49,125
Netherlands	170,232	2,899	173,131	0.1	-	-	-	-	100,134	72,997	123,251
Italy	73,887	1,063	74,950	0.0	-	-	-	-	-	74,950	-
Paraguay	950,465	(57,024)	893,441	1.1	11,130	151,294	62,626	489,614	106,920	71,857	704,203
Uruguay	278,226	(2,902)	275,324	0.2	88	3,057	165,490	1,757	43,495	61,437	302,824
Other	8,443	(594)	7,849		-	-	-	-	-	7,849	6,206
Corporate securities	46,855,270	794	46,856,064	55.7	3,897,488	1,923,701	2,679,876	5,558,110	9,474,825	23,322,064	38,856,618
Shares	880,066	(100,006)	780,060	1.0	780,060	-	-	-	-	-	758,616
Rural product note	1,263,422	(24,022)	1,239,400	1.8	71,940	362,084	56,136	54,514	286,296	408,430	963,076
Bank deposit certificate	1,526,407	4,600	1,531,007	1.7	656,226	54,741	166,840	649,039	4,161	-	1,623,210
Securitized real estate loans	2,399,477	32,426	2,431,903	3.3	20,171	1,920	2,660	4,598	47,904	2,354,650	2,958,917
Fund quotas	129,873	7,867	137,740	0.0	137,740	-	-	-	-	-	295,206
Credit rights	24,409	-	24,409	0.0	24,409	-	-	-	-	-	119,060
Fixed income	56,072	(6)	56,066	0.0	56,066	-	-	-	-	-	136,985
Variable income	49,392	7,873	57,265	0.0	57,265	-	-	-	-	-	39,161
Debentures	21,347,959	104,045	21,452,004	26.6	1,724,987	100,772	1,020,389	2,289,518	1,167,956	15,148,382	16,784,139
Eurobonds and other	10,213,312	45,497	10,258,809	8.7	49,229	287,347	884,118	1,809,283	2,181,334	5,047,498	4,986,461
Financial bills	7,817,464	(66,964)	7,750,500	10.5	141,326	679,783	373,553	716,707	5,771,515	67,616	8,742,216
Promissory notes	899,617	(264)	899,353	1.8	308,866	412,886	162,095	15,506	-	-	1,288,895
Other	377,673	(2,385)	375,288	0.3	6,943	24,168	14,085	18,945	15,659	295,488	455,882
Total	82,942,056	(689,991)	82,252,065	100.0	5,082,162	3,925,540	5,203,535	7,408,676	16,716,878	43,915,274	75,108,545
% per maturity term					6.2	4.8	6.3	9.0	20.3	53.4
Total – 03/31/2014	76,201,904	(1,093,359)	75,108,545	100.0	7,545,310	4,489,125	6,280,823	8,730,319	9,535,316	38,527,652
% per maturity term					10.0	6.0	8.4	11.6	12.7	51.3

	03/31/2015	03/31/2014
Adjustments to market value (in stockholders' equity) of available-for-sale securities	(689,991)	(1,093,359)
Adjustments of securities reclassified to the held-to-maturity category	(712,855)	(681,510)
Minority interest in subsidiaries	(2,353)	(2,319)
Accounting adjustment - hedge - Circular No. 3,082	1,238,665	324,537
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	306,425	(162,222)
Liabilities of post-employment benefits	(166,830)	(359,571)
Deferred taxes	111,319	571,280
Asset valuation adjustments	84,380	(1,403,164)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	112

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at March 31, 2015, not considered in results, is an impairment loss of R$ 712,855 (R$ 681,510 at 03/31/2014) relating to the market adjustment of the reclassified securities. Securities classified under this type, if stated at market value, would present a negative adjustment of R$ 264,553 (would present a positive R$ 579,140 at 03/31/2014).

	03/31/2015								03/31/2014
	Carrying value	%	0 - 30	31 – 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic (*)	23,138,576	60.6	-	53,043	-	-	952,341	22,133,192	12,774,990
National treasury bills	6,786,228	19.2	-	-	-	-	82,014	6,704,214	-
National treasury notes	4,020,039	11.5	-	53,043	-	-	-	3,966,996	3,867,333
Brazilian external debt bonds	12,332,309	29.9	-	-	-	-	870,327	11,461,982	8,907,657
Government securities - abroad	11,960	0.1	-	-	-	-	-	11,960	21,529
Uruguay	11,944	0.1	-	-	-	-	-	11,944	21,518
Other	16	0.0	-	-	-	-	-	16	11
Corporate securities	14,551,599	39.4	136,647	35,863	582,531	200,745	1,310,350	12,285,463	9,391,130
Bank deposit certificate	4	0.0	4	-	-	-	-	-	-
Securitized real estate loans	14,547,566	39.3	136,643	35,863	582,531	200,745	1,310,350	12,281,434	9,390,699
Eurobonds and other	4,029	0.01	-	-	-	-	-	4,029	431
Total	37,702,135	100.0	136,647	88,906	582,531	200,745	2,262,691	34,430,615	22,187,649
% per maturity term			0.4	0.2	1.5	0.5	6.0	91.3
Total – 03/31/2014	22,187,649	100.0	111,015	48,428	445,531	284,052	597,677	20,700,946
% per maturity term			0.5	0.2	2.0	1.3	2.7	93.3

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,417,307 (R$ 2,322,454 at 03/31/2014).

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2001, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	113

g) Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at March 31, 2015, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically valued like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 4,609,418 (R$ 5,779,177 at March 31, 2014) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	114

I - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	03/31/2015	03/31/2014	03/31/2015	03/31/2015	03/31/2015	03/31/2014
Futures contracts	417,429,012	500,229,153	(150,124)	109,768	(40,356)	67,493
Purchase commitments	98,529,580	175,842,349	(155,993)	147,935	(8,058)	145,966
Commodities	106,202	215,394	(2)	-	(2)	228
Indexes	57,376,953	34,064,609	(193,138)	674	(192,464)	34,111
Interbank market	19,764,338	121,257,551	47,123	(56)	47,067	(30,684)
Foreign currency	19,473,470	14,490,733	(10,000)	145,436	135,436	141,795
Fixed rates	131,528	104,098	-	1,931	1,931	73
Securities	1,675,787	5,709,964	29	-	29	443
Other	1,302	-	(5)	(50)	(55)	-
Commitments to sell	318,899,432	324,386,804	5,869	(38,167)	(32,298)	(78,473)
Commodities	245,707	209,210	327	-	327	332
Indexes	32,229,047	54,522,169	124,807	1,674	126,481	(53,744)
Interbank market	135,219,543	150,316,140	(135,659)	122	(135,537)	19,011
Foreign currency	148,582,126	113,508,138	16,394	(39,575)	(23,181)	(44,709)
Fixed rates	49,724	76,489	-	(388)	(388)	598
Securities	2,573,285	5,754,658	-	-	-	39
Swap contracts			(7,766,795)	282,168	(7,484,627)	(2,449,595)
Asset position	302,770,221	520,290,480	4,556,814	1,634,431	6,191,245	4,335,025
Commodities	-	3,337	-	-	-	14
Indexes	118,978,952	360,872,595	320,477	572,726	893,203	898,071
Interbank market	68,758,306	64,595,032	301,902	432,080	733,982	1,345,720
Foreign currency	12,296,069	14,338,035	2,192,588	100,030	2,292,618	837,129
Fixed rates	98,052,023	77,548,941	1,433,344	467,567	1,900,911	1,113,989
Floating rate	4,646,504	2,909,579	307,893	61,796	369,689	138,336
Securities	20,547	13,250	-	-	-	743
Other	17,820	9,711	610	232	842	1,023
Liability position	310,537,016	523,401,084	(12,323,609)	(1,352,263)	(13,675,872)	(6,784,620)
Commodities	23,316	19,652	-	-	-	(1)
Indexes	88,049,551	59,053,806	(2,643,710)	(485,305)	(3,129,015)	(2,214,223)
Interbank market	50,544,915	45,378,289	(6,493)	(666,686)	(673,179)	(658,531)
Foreign currency	28,226,079	22,691,236	(5,179,130)	57,539	(5,121,591)	(1,135,548)
Fixed rates	136,540,122	106,903,259	(4,246,983)	(106,747)	(4,353,730)	(2,631,023)
Floating rate	6,931,765	289,047,627	(202,291)	(162,657)	(364,948)	(85,301)
Securities	86,804	127,135	(44,993)	11,584	(33,409)	(57,256)
Other	134,464	180,080	(9)	9	-	(2,737)
Option contracts	509,322,577	753,594,079	1,674,397	(649,933)	1,024,464	946,047
Purchase commitments - long position	89,533,345	251,711,432	2,342,590	2,252,182	4,594,772	832,385
Commodities	613,808	444,335	30,041	(2,054)	27,987	17,417
Indexes	31,986,130	207,095,179	64,485	19,826	84,311	178,596
Interbank market	4,290,648	16,312,919	5,070	(584)	4,486	72,071
Foreign currency	48,139,522	25,050,798	2,160,252	1,784,880	3,945,132	358,768
Fixed rates	2,727	-	-	14	14	-
Floating rate	9,945	49,831	268	(268)	-	-
Securities	4,406,827	2,708,005	76,224	438,957	515,181	199,198
Other	83,738	50,365	6,250	11,411	17,661	6,335
Commitments to sell - long position	178,492,282	159,384,090	2,513,706	50,973	2,564,679	1,819,860
Commodities	347,960	590,140	9,244	10,965	20,209	9,208
Indexes	105,844,528	111,565,116	144,324	(42,397)	101,927	37,581
Interbank market	17,035,167	24,638,747	9,205	(5,648)	3,557	37,182
Foreign currency	46,862,328	16,824,685	989,815	(358,778)	631,037	518,694
Fixed rates	147,455	27,394	5,669	276	5,945	378
Floating rate	98,518	383,578	1,143	(1,020)	123	487
Securities	8,116,290	5,347,460	1,354,007	447,227	1,801,234	1,215,954
Other	40,036	6,970	299	348	647	376
Purchase commitments - short position	74,530,679	151,821,061	(1,729,667)	(3,008,935)	(4,738,602)	(938,329)
Commodities	431,048	263,080	(11,407)	1,993	(9,414)	(16,346)
Indexes	22,929,558	112,314,073	(72,929)	(49,354)	(122,283)	(122,472)
Interbank market	4,207,160	10,490,048	(5,676)	845	(4,831)	(61,979)
Foreign currency	43,149,642	26,413,819	(1,591,293)	(2,546,720)	(4,138,013)	(551,198)
Fixed rates	92,102	1,584	-	(415)	(415)	(17)
Securities	3,637,431	2,288,092	(42,112)	(403,873)	(445,985)	(179,982)
Other	83,738	50,365	(6,250)	(11,411)	(17,661)	(6,335)
Commitments to sell - short position	166,766,271	190,677,496	(1,452,232)	55,847	(1,396,385)	(767,869)
Commodities	487,584	399,933	(29,782)	(12,161)	(41,943)	(8,607)
Indexes	106,972,996	149,674,185	(75,159)	14,176	(60,983)	(36,798)
Interbank market	12,231,843	21,753,780	(11,425)	7,468	(3,957)	(44,675)
Foreign currency	41,288,144	15,427,691	(1,103,868)	481,550	(622,318)	(444,447)
Fixed rates	8,340	2,263	(363)	25	(338)	(15)
Floating rate	-	-	-	-	-	165
Securities	5,737,328	3,412,674	(231,336)	(434,863)	(666,199)	(233,116)
Other	40,036	6,970	(299)	(348)	(647)	(376)
Forward contracts	17,441,740	48,150,021	1,878,620	13,625	1,892,245	1,027,732
Purchases receivable	1,154,665	4,093,380	1,138,072	2,624	1,140,696	691,008
Commodities	-	145,623	-	-	-	13,884
Foreign currency	-	3,451,777	-	-	-	179,662
Fixed rates	824,014	97,150	822,746	1,800	824,546	97,075
Floating rate	330,651	369,399	315,326	824	316,150	369,397
Securities	-	29,431	-	-	-	30,990
Purchases payable	-	9,298,001	(1,138,072)	-	(1,138,072)	(883,361)
Commodities	-	99,713	-	-	-	(3,573)
Foreign currency	-	9,198,288	-	-	-	(383,885)
Fixed rates	-	-	(822,746)	-	(822,746)	(97,075)
Floating rate	-	-	(315,326)	-	(315,326)	(369,397)
Securities	-	-	-	-	-	(29,431)
Sales receivable	16,054,265	18,445,864	3,773,231	17,364	3,790,595	2,282,760
Commodities	174	29,325	173	-	173	3,013
Indexes	72	499	69	-	69	491
Interbank market	12,227,339	7,169,080	134	16,323	16,457	5,517
Foreign currency	-	9,292,876	-	-	-	340,188
Fixed rates	1,046,885	411,184	1,045,865	-	1,045,865	410,906
Floating rate	849,695	235,844	848,292	-	848,292	235,972
Securities	1,930,100	1,307,056	1,878,698	1,041	1,879,739	1,286,673
Sales deliverable	232,810	16,312,776	(1,894,611)	(6,363)	(1,900,974)	(1,062,675)
Commodities	-	48,249	-	-	-	(2,695)
Interbank market	232,810	13,829,057	-	(359)	(359)	(1,195)
Foreign currency	-	2,435,470	-	-	-	(147,168)
Fixed rates	-	-	(1,045,865)	(3,823)	(1,049,688)	(410,868)
Floating rate	-	-	(848,292)	(2,192)	(850,484)	(235,972)
Securities	-	-	(454)	11	(443)	(264,777)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	115

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	03/31/2015	03/31/2014	03/31/2015	03/31/2015	03/31/2015	03/31/2014
Credit derivatives	12,774,574	9,001,475	(74,048)	(97,418)	(171,466)	57,542
Asset position	5,771,229	4,060,637	198,416	21,515	219,931	255,661
Foreign currency	2,517,733	-	196,137	(36,798)	159,339	-
Fixed rate	1,905,873	3,152,585	1,370	2,535	3,905	238,849
Securities	1,074,579	695,633	677	48,804	49,481	11,768
Other	273,044	212,419	232	6,974	7,206	5,044
Liability position	7,003,345	4,940,838	(272,464)	(118,933)	(391,397)	(198,119)
Foreign currency	2,916,072	-	(214,359)	26,221	(188,138)	-
Fixed rate	1,764,400	3,779,210	(43,178)	14,602	(28,576)	(166,545)
Securities	2,216,656	1,130,082	(14,936)	(155,705)	(170,641)	(30,639)
Other	106,217	31,546	9	(4,051)	(4,042)	(935)
Forwards operations	127,651,846	62,537,877	(428,006)	65,391	(362,615)	12,442
Asset position	56,100,577	29,650,970	3,841,054	26,258	3,867,312	915,946
Commodities	254,786	-	25,234	(1,420)	23,814	-
Indexes	9,824	162,853	129	-	129	4,711
Foreign currency	55,781,471	29,470,253	3,808,785	27,678	3,836,463	911,074
Securities	54,496	17,864	6,906	-	6,906	161
Liability position	71,551,269	32,886,907	(4,269,060)	39,133	(4,229,927)	(903,504)
Commodities	152,061	-	(37,717)	915	(36,802)	-
Indexes	59,682	34,891	(5,052)	-	(5,052)	(2,082)
Foreign currency	71,338,398	32,852,016	(4,225,174)	38,218	(4,186,956)	(901,422)
Securities	1,128	-	(1,117)	-	(1,117)	-
Swap with target flow	1,808,173	1,584,425	(401,173)	(22,698)	(423,871)	(122,124)
Asset position - Interbank market	703,500	752,933	-	-	-	-
Liability position	1,104,673	831,492	(401,173)	(22,698)	(423,871)	(122,124)
Interbank market	-	52,207	-	-	-	(915)
Foreign currency	1,104,673	779,285	(401,173)	(22,698)	(423,871)	(121,209)
Target flow of swap - asset position - foreign currency	1,096,038	837,701	42,353	185,166	227,519	68,277
Other derivative financial instruments	14,270,250	7,169,920	85,271	105,668	190,939	337,490
Asset position	12,583,335	5,319,817	2,508,158	743,871	3,252,029	725,919
Foreign currency	7,627,403	725,035	2,195,774	531,898	2,727,672	34,821
Fixed rate	708,808	1,213,702	40,841	58,707	99,548	373,877
Securities	4,120,055	3,353,902	271,589	149,579	421,168	316,795
Other	127,069	27,178	(46)	3,687	3,641	426
Liability position	1,686,915	1,850,103	(2,422,887)	(638,203)	(3,061,090)	(388,429)
Foreign currency	251,346	437,850	(2,342,499)	(607,262)	(2,949,761)	(34,635)
Fixed rate	-	-	-	-	-	(317,052)
Securities	1,186,585	1,195,466	(80,235)	(26,378)	(106,613)	(32,932)
Other	248,984	216,787	(153)	(4,563)	(4,716)	(3,810)

		Asset	20,914,394	4,934,384	25,848,778	11,994,334
		Liability	(26,053,899)	(4,942,647)	(30,996,546)	(12,049,030)
		TOTAL	(5,139,505)	(8,263)	(5,147,768)	(54,696)

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	03/31/2015	03/31/2014
Futures	45,895,112	148,264,044	68,175,991	155,093,865	417,429,012	500,229,153
Swaps	10,815,776	68,684,304	34,241,192	184,472,135	298,213,407	517,704,276
Options	186,639,251	265,255,864	38,212,199	19,215,263	509,322,577	753,594,079
Forwards (onshore)	7,012,690	2,574,917	5,600,190	2,253,943	17,441,740	48,150,021
Credit derivatives	351,276	2,344,900	951,384	9,127,014	12,774,574	9,001,475
Forwards (offshore)	54,363,694	40,037,523	26,946,209	6,304,420	127,651,846	62,537,877
Swaps with target flow	-	113,879	5,163	584,458	703,500	752,933
Target flow of swap	-	179,327	7,731	908,980	1,096,038	837,701
Other derivative financial instruments	18,744	1,469,863	2,708,559	10,073,084	14,270,250	7,169,920

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	116

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	03/31/2015										03/31/2014
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures - BM&FBOVESPA	-	-	-	-	-	-	-	-	-	-	67,493
Swaps - adjustment receivable	4,556,814	1,634,431	6,191,245	24.0	160,313	497,175	138,466	378,178	1,277,916	3,739,197	4,335,025
BM&FBOVESPA	115,034	8,269	123,303	0.5	3,456	10,328	3,332	6,198	18,468	81,521	288,816
Companies	3,629,336	520,955	4,150,291	16.1	130,642	255,090	63,341	255,176	809,945	2,636,097	2,681,550
Financial institutions	620,825	964,931	1,585,756	6.1	22,948	42,138	50,438	109,418	413,813	947,001	1,025,868
Individuals	191,619	140,276	331,895	1.3	3,267	189,619	21,355	7,386	35,690	74,578	338,791
Option premiums	4,856,296	2,303,155	7,159,451	27.7	1,238,442	2,288,533	1,380,201	1,318,660	361,261	572,354	2,652,245
BM&FBOVESPA	3,055,344	(85,475)	2,969,869	11.5	399,336	1,385,005	509,218	661,236	5,632	9,442	1,631,968
Companies	338,102	698,433	1,036,535	4.0	44,482	106,572	175,890	244,646	160,103	304,842	294,938
Financial institutions	1,461,689	1,684,617	3,146,306	12.2	794,624	790,562	695,093	412,431	195,526	258,070	725,224
Individuals	1,161	5,580	6,741	0.0	-	6,394	-	347	-	-	115
Forwards (onshore)	4,911,303	19,988	4,931,291	19.0	3,314,479	922,599	602,876	90,184	1,153	-	2,973,768
BM&FBOVESPA	1,878,621	17,364	1,895,985	7.3	279,173	922,599	602,876	90,184	1,153	-	1,016,307
Companies	183,745	-	183,745	0.7	183,745	-	-	-	-	-	1,833,859
Financial institutions	2,848,937	2,624	2,851,561	11.0	2,851,561	-	-	-	-	-	122,505
Individuals	-	-	-	0.0	-	-	-	-	-	-	1,097
Credit derivatives - Financial institutions	198,416	21,515	219,931	0.9	-	505	1,099	1,524	9,005	207,798	255,661
Forwards (offshore)	3,841,054	26,258	3,867,312	14.9	785,726	609,634	789,007	1,276,067	168,636	238,242	915,946
Companies	1,784,943	10,811	1,795,754	6.9	360,056	298,047	331,564	498,848	139,164	168,075	422,249
Financial institutions	2,055,449	15,608	2,071,057	8.0	425,476	311,503	457,222	777,217	29,472	70,167	484,551
Individuals	662	(161)	501	0.0	194	84	221	2	-	-	9,146
Target flow of swap - Companies	42,353	185,166	227,519	0.9	-	-	27,298	1,178	-	199,043	68,277
Other derivative financial instruments	2,508,158	743,871	3,252,029	12.6	2,411	5,403	694,570	1,130,230	159,748	1,259,667	725,919
Companies	314,806	171,911	486,717	1.9	2,411	5,403	4,963	51,763	147,345	274,832	271,142
Financial institutions	2,193,352	571,960	2,765,312	10.7	-	-	689,607	1,078,467	12,403	984,835	454,777
Total	20,914,394	4,934,384	25,848,778	100.0	5,501,371	4,323,849	3,633,517	4,196,021	1,977,719	6,216,301	11,994,334
% per maturity term					21.3	16.7	14.1	16.2	7.7	24.0
Total - 03/31/2014	9,778,866	2,215,468	11,994,334	100.0	2,613,305	967,104	1,571,333	1,342,963	1,965,446	3,534,183
% per maturity term					21.8	8.1	13.1	11.2	16.4	29.5

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	117

	03/31/2015										03/31/2014
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures - BM&FBOVESPA	(150,124)	109,768	(40,356)	0.1	157,235	(71,309)	(19,461)	2,211	(13,233)	(95,799)	-
Swaps - difference payable	(12,323,609)	(1,352,263)	(13,675,872)	44.0	(325,940)	(936,459)	(792,893)	(1,258,278)	(1,579,032)	(8,783,270)	(6,784,620)
BM&FBOVESPA	(349,581)	(34,165)	(383,746)	1.2	(2,787)	(165,756)	(6,245)	(4,078)	(140,475)	(64,405)	(434,302)
Companies	(6,090,615)	(303,442)	(6,394,057)	20.6	(288,179)	(572,977)	(692,544)	(1,009,184)	(1,087,898)	(2,743,275)	(2,654,885)
Financial institutions	(1,391,505)	(1,038,416)	(2,429,921)	7.8	(25,875)	(41,834)	(80,871)	(204,141)	(260,887)	(1,816,313)	(938,819)
Individuals	(4,491,908)	23,760	(4,468,148)	14.4	(9,099)	(155,892)	(13,233)	(40,875)	(89,772)	(4,159,277)	(2,756,614)
Option premiums	(3,181,899)	(2,953,088)	(6,134,987)	19.8	(1,259,200)	(1,313,631)	(1,335,998)	(1,179,502)	(415,664)	(630,992)	(1,706,198)
BM&FBOVESPA	(1,036,957)	(442,854)	(1,479,811)	4.8	(312,583)	(438,981)	(291,493)	(421,749)	(7,744)	(7,261)	(617,981)
Companies	(129,994)	(518,010)	(648,004)	2.1	(16,362)	(45,663)	(100,283)	(104,805)	(126,790)	(254,101)	(264,462)
Financial institutions	(2,011,651)	(1,993,030)	(4,004,681)	12.9	(930,255)	(828,526)	(944,222)	(651,244)	(280,804)	(369,630)	(823,445)
Individuals	(3,297)	806	(2,491)	-	-	(461)	-	(1,704)	(326)	-	(310)
Forwards (onshore)	(3,032,683)	(6,363)	(3,039,046)	9.8	(3,039,046)	-	-	-	-	-	(1,946,036)
BM&FBOVESPA	-	(359)	(359)	-	(359)	-	-	-	-	-	(1,195)
Companies	(183,745)	(1,950)	(185,695)	0.6	(185,695)	-	-	-	-	-	(1,820,557)
Financial institutions	(2,848,938)	(4,054)	(2,852,992)	9.2	(2,852,992)	-	-	-	-	-	(124,284)
Credit derivatives	(272,464)	(118,933)	(391,397)	1.2	-	(784)	(16,701)	(42,399)	(24,433)	(307,080)	(198,119)
Companies	(15,498)	21	(15,477)	-	-	-	(15,477)	-	-	-	(10,876)
Financial institutions	(256,966)	(118,954)	(375,920)	1.2	-	(784)	(1,224)	(42,399)	(24,433)	(307,080)	(187,243)
Forwards (offshore)	(4,269,060)	39,133	(4,229,927)	13.6	(1,218,760)	(868,345)	(949,366)	(840,420)	(228,244)	(124,792)	(903,504)
Companies	(2,335,727)	36,742	(2,298,985)	7.4	(440,653)	(403,072)	(559,968)	(599,809)	(197,527)	(97,956)	(193,201)
Financial institutions	(1,919,228)	1,769	(1,917,459)	6.2	(776,973)	(457,946)	(384,461)	(240,526)	(30,717)	(26,836)	(710,041)
Individuals	(14,105)	622	(13,483)	-	(1,134)	(7,327)	(4,937)	(85)	-	-	(262)
Swaps with target flow - Companies	(401,173)	(22,698)	(423,871)	1.4	-	-	(67,291)	(2,666)	-	(353,914)	(122,124)
Other derivative financial instruments	(2,422,887)	(638,203)	(3,061,090)	9.9	(19)	(865)	(718,806)	(1,213,391)	(22,484)	(1,105,525)	(388,429)
Companies	(132,486)	(630,944)	(763,430)	2.5	(19)	(865)	(1,423)	(3,926)	(9,934)	(747,263)	(69,033)
Financial institutions	(2,290,401)	(7,259)	(2,297,660)	7.4	-	-	(717,383)	(1,209,465)	(12,550)	(358,262)	(319,396)
Total	(26,053,899)	(4,942,647)	(30,996,546)	99.8	(5,685,730)	(3,191,393)	(3,900,516)	(4,534,445)	(2,283,090)	(11,401,372)	(12,049,030)
% per maturity term					18.3	10.3	12.6	14.6	7.4	36.8
Total - 03/31/2014	(10,851,896)	(1,197,134)	(12,049,030)	100.0	(2,066,371)	(612,575)	(1,341,439)	(1,115,702)	(1,279,494)	(5,633,449)
% per maturity term					17.1	5.1	11.1	9.3	10.6	46.8

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	118

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2015
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	257,824,951	4,487,630	362,964,326	14,390,043	-	-	-	-	-
Over-the-counter market	159,604,061	293,725,777	146,358,251	3,051,697	12,774,574	127,651,846	703,500	1,096,038	14,270,250
Financial institutions	143,296,158	120,683,927	127,087,960	2,868,005	12,759,076	88,460,962	-	-	5,343,072
Companies	16,307,903	87,945,932	19,101,249	183,692	15,498	39,036,816	703,500	1,096,038	8,927,178
Individuals	-	85,095,918	169,042	-	-	154,068	-	-	-
Total	417,429,012	298,213,407	509,322,577	17,441,740	12,774,574	127,651,846	703,500	1,096,038	14,270,250
Total – 03/31/2014	500,229,153	517,704,276	753,594,079	48,150,021	9,001,475	62,537,877	752,933	837,701	7,169,920

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	119

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	03/31/2015			03/31/2014
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(8,404,654)	2,833,510	(5,571,144)	(5,767,468)	1,810,736	(3,956,732)
Total return rate swaps	(1,536,410)	-	(1,536,410)	(1,423,271)	-	(1,423,271)
Total	(9,941,064)	2,833,510	(7,107,554)	(7,190,739)	1,810,736	(5,380,003)

The effect on the referential equity (Note 3) was R$ 428,216 (R$ 248,453 at 03/31/2014).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	120

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to protect the cash flows of the payment of debt interest (CDB / Redeemable preferred shares/ Syndicated Loan) and the future foreign exchange rate, (anticipated transactions) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	03/31/2015			03/31/2014
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	54,686,554	1,289,577	56,177,189	81,683,811	313,814	84,051,755
Hedge of preferred shares	-	-	-	889,522	19,473	889,522
Hedge of syndicated loan	6,736,800	(67,626)	6,736,800	-	-	-
Hedge of highly probable anticipated transaction	99,401	16,715	101,334	300,270	(8,750)	277,466
Total	61,522,755	1,238,666	63,015,323	82,873,603	324,537	85,218,743

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (225,136) (R$ (440,541) at March 31, 2014).

Related to Foreign Exchange Rates Futures for the period there was no reclassification from Asset Valuation Adjustments and inclusion in the initial cost of assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into Futures DDI contracts on BM&FBOVESPA maturing during 2014 to protect the future cash flows of highly probable anticipated transactions, with financial effects during 2015, arising from future contractual agreements in foreign currency against the exposure to future foreign exchange rates.

To protect the future cash flows of debt against exposure to variable interest rates (CDI / LIBOR), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI Futures agreements on BM&FBOVESPA with maturities between 2014 and 2018, Interest rate swap maturing in 2015 and Euro Dollar Futures on the Chicago Stock Exchange maturing between 2015 and 2017.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consists of hedging the exposure to variation in market risk, in interest receipt, which are attributable to changes in interest rates related to recognized assets and liabilities.

	03/31/2015
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	3,398,369	106,515	3,398,369	103,053
Hedge of structured funding	641,600	288	641,600	383
Total	4,039,969	106,803	4,039,969	103,436

	03/31/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	1,660,759	(41,937)	1,660,759	41,197
Total	1,660,759	(41,937)	1,660,759	41,197

 (*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts. Hedge assets and liabilities are related to fixed-rate expressed in unidad de fomento (CLF) and denominated in euros and U.S. dolar, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2029.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	121

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	03/31/2015			03/31/2014
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations	18,195,450	(2,390,488)	10,917,052	11,305,120	346,943	6,782,936
Total	18,195,450	(2,390,488)	10,917,052	11,305,120	346,943	6,782,936

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

03/31/2015								03/31/2014
Maturity term	Hedge of deposits and securities purchased under agreements to resell	Hedge of highly probable anticipated transaction	Hedge of loans	Hedge of structured funding	Hedge of net investment in foreign operations	Hedge of syndicated loan	Total	Total
2014	-	-	-	-	-	-	-	65,117,003
2015	4,414,865	99,401	-	-	18,195,450	-	22,709,716	14,058,644
2016	9,063,646	-	275,529	641,600	-	-	9,980,775	5,874,095
2017	18,348,986	-	223,867	-	-	6,736,800	25,309,653	7,959,088
2018	20,826,518	-	459,642	-	-	-	21,286,160	1,700,081
2019	1,888,137	-	737,840	-	-	-	2,625,977	23,079
2020	-	-	79,922	-	-	-	79,922	37,171
2021	144,402	-	-	-	-	-	144,402	-
2022	-	-	197,705	-	-	-	197,705	175,737
2023	-	-	189,047	-	-	-	189,047	166,698
2025	-	-	47,699	-	-	-	47,699	41,253
2027	-	-	171,730	-	-	-	171,730	147,104
2028	-	-	521,113	-	-	-	521,113	445,192
2029	-	-	419,407	-	-	-	419,407	94,337
2030	-	-	74,868	-	-	-	74,868	-
Total	54,686,554	99,401	3,398,369	641,600	18,195,450	6,736,800	83,758,174	95,839,482

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	122

h) Changes in adjustment to unrealized (*) market value for the period

	01/01 to 03/31/2015	01/01 to 03/31/2014
Opening balance	489,912	(2,016,483)
Adjustments with impact on:
Results	(182,169)	1,071,502
Trading securities	193,518	588,204
Derivative financial instruments	(375,687)	483,298
Stockholders’ equity	(2,268,327)	1,510,316
Available-for-sale	(161,504)	840,231
Accounting hedge – derivative financial instruments	(2,106,823)	670,085
Futures	(2,040,949)	672,454
Swap	(65,874)	(2,369)

Closing balance	(1,960,584)	565,335
Adjustment to market value	(1,960,584)	565,335
Trading securities	(110,507)	(242,942)
Available-for-sale securities	(689,991)	(1,093,359)
Derivative financial instruments	(1,160,086)	1,901,636
Trading securities	(8,263)	998,861
Accounting hedge	(1,151,823)	902,775
Futures	(1,151,823)	883,302
Swap	-	19,473

 (*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments

	01/01 to 03/31/2015	01/01 to 03/31/2014
Gain (loss) – trading securities	(348,829)	(374,053)
Gain (loss) – available-for-sale securities	(653,835)	(92,839)
Gain (loss) – derivatives	3,134,794	(2,217,337)
Gain (loss) – foreign exchange variation on investments abroad	7,959,638	(1,050,118)
Total	10,091,768	(3,734,347)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	123

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING CONSOLIDATED exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	03/31/2015 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(737)	(213,635)	(421,564)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	150	(9,651)	(18,225)
Foreign Exchange Rates	Prices of Foreign Currencies	(6,281)	(30,761)	99,303
Price Index Linked	Interest of Inflation coupon	164	(29,172)	(62,722)
TR	TR Linked Interest Rates	-	(6)	(12)
Equities	Prices of Equities	222	(17,783)	(71,592)
Total		(6,482)	(301,008)	(474,812)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	03/31/2015 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(4,643)	(1,498,796)	(2,869,741)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	38	(38,641)	(70,058)
Foreign Exchange Rates	Prices of Foreign Currencies	12,549	(13,855)	318,331
Price Index Linked	Interest of Inflation coupon	(2,523)	(292,608)	(536,976)
TR	TR Linked Interest Rates	714	(189,293)	(422,774)
Equities	Prices of Equities	4,888	(64,765)	(165,536)
Total		11,023	(2,097,958)	(3,746,754)

(*) Amounts net of tax effects.

As from the second quarter of 2014, alterations were made in the shock scenarios (II and III) used for sensitivity analysis, which are now:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Until 03/31/2014, scenario II and III considered shocks of 25 basis points and 50 basis points, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	124

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	03/31/2015										03/31/2014
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	230,006,137	86,312,278	31,436,459	13,435,232	10,965,286	2,906,595	2,244,107	4,805,700	9,603,305	391,715,099	336,601,074
Loans and discounted trade receivables	85,305,044	73,783,744	24,377,259	9,755,807	8,111,558	2,382,820	1,934,397	4,529,706	8,210,515	218,390,850	178,405,336
Financing	90,624,874	11,129,129	5,242,618	2,985,109	2,533,451	384,549	258,972	234,253	1,307,017	114,699,972	108,636,208
Farming and agribusiness financing	6,362,925	895,220	499,350	194,120	26,389	56,529	715	10,729	23,429	8,069,406	7,544,940
Real estate financing	47,713,294	504,185	1,317,232	500,196	293,888	82,697	50,023	31,012	62,344	50,554,871	42,014,590
Lease operations	3,200,570	583,974	1,488,653	351,295	110,859	36,740	40,102	33,288	158,419	6,003,900	8,909,116
Credit card operations	-	49,083,124	4,515,556	1,840,856	895,884	511,105	572,713	438,926	2,914,212	60,772,376	56,157,973
Advance on exchange contracts (1)	3,003,520	306,123	284,660	201,464	25,231	21,185	16,369	10,721	81,511	3,950,784	4,294,881
Other sundry receivables (2)	1,583,658	3,533,537	816	7,457	9,289	21	382,487	14,005	131,623	5,662,893	2,328,284
Total operations with credit granting characteristics	237,793,885	139,819,036	37,726,144	15,836,304	12,006,549	3,475,646	3,255,778	5,302,640	12,889,070	468,105,052	408,291,328
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	75,289,371	71,828,705
Total with endorsements and sureties	237,793,885	139,819,036	37,726,144	15,836,304	12,006,549	3,475,646	3,255,778	5,302,640	12,889,070	543,394,423	480,120,033
Total – 03/31/2014	195,159,355	127,885,482	36,691,797	17,154,208	9,137,307	3,551,851	2,891,482	3,485,427	12,334,419	408,291,328

 (1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	125

II – By maturity and risk level

	03/31/2015										03/31/2014
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,637,580	2,186,613	1,681,148	1,217,083	964,352	959,162	3,962,479	13,608,417	15,012,270
01 to 30	-	-	132,293	127,451	83,551	53,442	42,052	45,610	201,221	685,620	1,009,196
31 to 60	-	-	105,464	107,860	75,120	50,479	40,995	43,869	171,151	594,938	713,196
61 to 90	-	-	108,744	102,276	91,938	56,423	40,509	44,015	167,597	611,502	628,041
91 to 180	-	-	297,008	295,434	200,820	153,694	119,908	121,741	471,917	1,660,522	1,839,094
181 to 365	-	-	531,500	485,010	345,242	268,971	205,368	216,584	854,671	2,907,346	3,182,122
Over 365	-	-	1,462,571	1,068,582	884,477	634,074	515,520	487,343	2,095,922	7,148,489	7,640,621
Overdue installments	-	-	831,565	994,579	1,075,600	794,093	1,059,996	1,676,037	6,258,803	12,690,673	10,769,582
01 to 14	-	-	10,475	66,353	35,627	23,893	17,884	19,908	76,033	250,173	324,922
15 to 30	-	-	799,061	155,332	145,292	59,610	89,253	61,035	146,893	1,456,476	1,145,656
31 to 60	-	-	22,029	742,739	192,999	101,028	156,627	101,782	631,941	1,949,145	1,519,121
61 to 90	-	-	-	17,552	668,448	125,130	123,229	348,572	328,241	1,611,172	1,215,491
91 to 180	-	-	-	12,603	33,234	470,977	652,000	1,132,646	1,000,725	3,302,185	2,880,092
181 to 365	-	-	-	-	-	13,455	21,003	12,094	3,945,499	3,992,051	3,574,240
Over 365	-	-	-	-	-	-	-	-	129,471	129,471	110,060
Subtotal	-	-	3,469,145	3,181,192	2,756,748	2,011,176	2,024,348	2,635,199	10,221,282	26,299,090	25,781,852
Specific allowance	-	-	(34,691)	(95,436)	(275,675)	(603,353)	(1,012,174)	(1,844,639)	(10,221,282)	(14,087,250)	(14,063,078)
Subtotal - 03/31/2014	-	-	2,899,218	3,530,401	2,492,800	2,080,026	2,077,178	2,286,440	10,415,789	25,781,852

	Non-overdue operations
Falling due installments	237,323,829	138,808,593	33,931,480	12,522,271	9,158,042	1,420,024	1,118,406	1,547,181	2,628,914	438,458,740	380,783,704
01 to 30	23,372,302	31,452,810	6,438,599	3,521,789	1,396,402	289,451	299,399	119,616	517,445	67,407,813	60,659,950
31 to 60	11,143,263	15,154,357	2,446,573	1,052,698	433,183	68,049	130,433	29,262	185,297	30,643,115	27,769,786
61 to 90	10,520,953	10,932,038	2,438,561	944,053	2,812,132	60,883	33,382	22,912	118,180	27,883,094	21,535,771
91 to 180	21,743,616	19,056,653	4,245,191	1,224,421	620,311	108,798	103,093	832,043	249,796	48,183,922	43,737,839
181 to 365	32,880,127	19,417,508	5,570,698	2,374,351	971,027	181,060	125,810	188,262	290,765	61,999,608	54,461,775
Over 365	137,663,568	42,795,227	12,791,858	3,404,959	2,924,987	711,783	426,289	355,086	1,267,431	202,341,188	172,618,583
Overdue up to 14 days	470,056	1,010,443	325,519	132,841	91,759	44,446	113,024	1,120,260	38,874	3,347,222	1,725,772
Subtotal	237,793,885	139,819,036	34,256,999	12,655,112	9,249,801	1,464,470	1,231,430	2,667,441	2,667,788	441,805,962	382,509,476
Generic allowance	-	(699,095)	(342,570)	(379,653)	(924,981)	(439,341)	(615,715)	(1,867,209)	(2,667,788)	(7,936,352)	(5,762,312)
Subtotal - 03/31/2014	195,159,355	127,885,482	33,792,580	13,623,807	6,644,507	1,471,825	814,304	1,198,987	1,918,630	382,509,476
Grand total	237,793,885	139,819,036	37,726,144	15,836,304	12,006,549	3,475,646	3,255,778	5,302,640	12,889,070	468,105,052	408,291,328
Existing allowance	-	(699,095)	(377,261)	(1,469,368)	(3,600,765)	(1,737,475)	(2,278,719)	(5,302,110)	(12,889,070)	(28,353,863)	(25,042,357)
Minimum allowance required	-	(699,095)	(377,261)	(475,089)	(1,200,655)	(1,042,694)	(1,627,889)	(3,711,848)	(12,889,070)	(22,023,602)	(19,825,390)
Additional allowance (3)	-	-	-	(994,279)	(2,400,109)	(694,781)	(650,830)	(1,590,262)	-	(6,330,261)	(5,216,967)
Grand total - 03/31/2014	195,159,355	127,885,482	36,691,797	17,154,208	9,137,307	3,551,851	2,891,482	3,485,427	12,334,419	408,291,328
Existing allowance	-	(639,427)	(366,918)	(1,571,744)	(2,845,446)	(1,775,571)	(2,023,748)	(3,485,084)	(12,334,419)	(25,042,357)
Minimum allowance required	-	(639,427)	(366,918)	(514,626)	(1,018,898)	(1,065,556)	(1,445,741)	(2,439,805)	(12,334,419)	(19,825,390)
Additional allowance (3)	-	-	-	(1,057,118)	(1,826,548)	(710,015)	(578,007)	(1,045,279)	-	(5,216,967)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in bankruptcy processcompanies.
(2)	The balance of non-accrual operations amounts to R$ 17,473,072 (R$ 17,127,050 at 03/31/2014).
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	126

III – By business sector

	03/31/2015%		03/31/2014%
Public Sector	5,229,808	1.1%	3,919,634	1.0%
Energy	153,657	0.0%	51,061	0.0%
Petrochemical and chemical	4,726,496	1.0%	3,647,553	0.9%
Sundry	349,655	0.1%	221,020	0.1%
Private sector	462,875,244	98.9%	404,371,694	99.0%
Companies	252,995,006	54.0%	221,195,702	54.1%
Sugar and alcohol	10,417,198	2.2%	8,708,778	2.1%
Agribusiness and fertilizers	15,080,185	3.2%	12,325,493	3.0%
Food and beverage	11,987,502	2.6%	10,788,247	2.6%
Banks and other financial institutions	6,137,930	1.3%	4,167,478	1.0%
Capital assets	8,285,564	1.8%	8,701,489	2.1%
Pulp and paper	2,895,554	0.6%	3,174,479	0.8%
Publishing and printing	1,035,686	0.2%	1,088,203	0.3%
Electronic and IT	4,116,865	0.9%	4,775,573	1.2%
Packaging	2,390,304	0.5%	2,239,188	0.6%
Energy and sewage	7,366,043	1.6%	6,739,321	1.7%
Education	1,533,960	0.3%	1,405,735	0.3%
Pharmaceuticals and cosmetics	4,389,644	0.9%	4,149,159	1.0%
Real estate agents	18,028,765	3.9%	17,292,291	4.2%
Entertainment and tourism	3,818,399	0.8%	3,360,137	0.8%
Wood and furniture	3,024,658	0.6%	2,936,993	0.7%
Construction material	5,825,914	1.2%	5,614,238	1.4%
Steel and metallurgy	10,908,536	2.3%	9,120,232	2.2%
Media	1,365,522	0.3%	939,784	0.2%
Mining	4,862,795	1.0%	3,621,084	0.9%
Infrastructure work	4,693,005	1.0%	5,048,404	1.2%
Oil and gas (*)	4,962,476	1.1%	3,953,958	1.0%
Petrochemical and chemical	7,258,497	1.6%	6,563,137	1.6%
Health care	2,036,813	0.4%	1,699,348	0.4%
Insurance and reinsurance and pension plans	1,761	0.0%	2,987	0.0%
Telecommucations	1,319,792	0.3%	1,246,009	0.3%
Third sector	3,566,811	0.8%	187,509	0.0%
Trading	1,898,966	0.4%	1,893,299	0.5%
Transportation	16,281,378	3.5%	17,545,589	4.3%
Domestic appliances	2,281,143	0.5%	3,110,976	0.8%
Vehicles and autoparts	16,593,171	3.5%	13,947,254	3.4%
Clothing and shoes	4,992,155	1.1%	5,095,720	1.3%
Commerce - sundry	14,364,147	3.1%	13,762,669	3.4%
Industry - sundry	9,051,297	1.9%	5,128,372	1.3%
Sundry services	27,042,029	5.8%	20,159,232	4.9%
Sundry	13,180,541	2.8%	10,703,337	2.6%
Individuals	209,880,238	44.9%	183,175,992	44.9%
Credit cards	59,869,004	12.9%	55,317,505	13.5%
Real estate financing	39,240,622	8.4%	31,266,708	7.7%
Consumer loans / overdraft	81,110,398	17.3%	57,568,825	14.1%
Vehicles	29,660,214	6.3%	39,022,954	9.6%
Grand total	468,105,052	100.0%	408,291,328	100.0%

(*) Comprises trade of fuel.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	127

b) Credit concentration

	03/31/2015		03/31/2014
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	6,094,068	1.1	4,879,224	1.0
10 largest debtors	35,185,277	6.5	30,166,213	6.3
20 largest debtors	55,535,196	10.2	47,668,134	9.9
50 largest debtors	90,945,038	16.7	78,943,684	16.4
100 largest debtors	123,307,402	22.7	106,621,528	22.2

(*) The amounts include endorsements and sureties.

	03/31/2015		03/31/2014
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	6,244,240	1.0	5,048,272	0.9
10 largest debtors	45,366,596	7.1	39,242,050	7.1
20 largest debtors	75,807,085	11.8	63,694,246	11.6
50 largest debtors	128,732,265	20.1	106,757,825	19.4
100 largest debtors	173,826,287	27.1	142,866,667	26.0

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to 03/31/2015	01/01 to 03/31/2014
Opening balance	(26,947,986)	(26,371,185)
Net increase for the period	(5,479,680)	(4,235,655)
Write-Off	4,073,803	5,564,483
Closing balance (1)	(28,353,863)	(25,042,357)
Required by Resolution No. 2,682/99	(22,023,602)	(19,825,390)
Specific allowance (2)	(14,087,250)	(14,063,078)
Generic allowance (3)	(7,936,352)	(5,762,312)
Additional allowance (4)	(6,330,261)	(5,216,967)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (253,770) (R$ (621,340) at March 31, 2014).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or in bankruptcy process companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At March 31, 2015, the balance of the allowance in relation to the loan portfolio is equivalent to 6.1% (6.1% at March 31, 2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	128

d)	Recovery and renegotiation of credits

I- Composition of the result of allowance for loan losses

	01/01 to 03/31/2015	01/01 to 03/31/2014
Expenses for allowance for loan losses	(5,479,680)	(4,235,655)
Income from recovery of credits written off as loss	1,060,287	1,087,660
Result of allowance for loan losses (*)	(4,419,393)	(3,147,995)

 (*) The amounts related to the lease portfolio from 01/01 to 03/31/2015 are: Expenses for allowance for loan losses R$ (34,513) (R$ (74,043) from 01/01 to 03/31/2014) and Income from recovery of credits written off as loss R$ 38,445 (R$ 52,738 from 01/01 to 03/31/2014).

II - Renegotiated loan operations

	03/31/2015			03/31/2014
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	19,360,139	(7,097,992)	36.7%	17,131,111	(7,262,757)	42.4%
(-) Amended Operations non-overdue (2)	(6,868,837)	1,107,261	16.1%	(4,764,995)	1,064,903	22.3%
Renegotiated loan operations	12,491,302	(5,990,731)	48.0%	12,366,116	(6,197,854)	50.1%

(1) The amounts related to the lease portfolio are R$ 180,984 (R$ 576,301 at March 31, 2014).

(2) Resulting from non-overdue transations or with a delay of less than 30 days, reflex of changes in the original contractual terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	129

e) Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	03/31/2015					01/01 to 03/31/2015	03/31/2014	01/01 to 03/31/2014
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets Loan operations	10,534	50,265	34,197	140,079	235,075	37,526	238,214	(228)
Liabilities - restricted operations on assets Foreign borrowings through securities	1,162	26,919	125,112	81,446	234,639	(36,513)	238,137	240
Net revenue from restricted operations						1,013		12

At March 31, 2015, and March 31, 2014 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	130

f)	Operations of sale or transfers and acquisitions of financial assets

I-	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at March 31, 2015 where the entity significantly retained the related risks and benefits is R$ 208,097 (R$ 277,569 at 03/31/2014), composed of real estate financing of R$ 194,501 (R$ 262,069 at 03/31/2014) and farming financing of R$ 13,596 (R$ 15,500 at 03/31/2014).

II-	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred. Therefore, such credits continue to be recorded as credit operations totaling R$ 4,798,682 at March 31, 2015. The operations are composed of: real estate financing in which the amount recorded as assets R$ 3,052,403 and a fair value of R$ 3,044,110 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 3,051,306 and a fair value of R$ 3,043,013 and working capital operations, which amount recorded in assets is R$ 1,746,279 with fair value of R$ 1,746,279, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 1,746,580 with fair value of R$ 1,746,580.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 205,805 with effect on results of R$ 5,749, net of Allowance for Loan Losses.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to March 31, 2015 total R$ 5,115,896, and the total amount of acquired portfolios is R$ 5,124,360, at 03/31/2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	131

Note 9 - Foreign exchange portfolio

	03/31/2015	03/31/2014
Assets - other receivables	83,049,621	41,498,388
Exchange purchase pending settlement – foreign currency	43,198,123	21,897,661
Bills of exchange and term documents – foreign currency	1,545	4,678
Exchange sale rights – local currency	40,604,140	20,240,115
(Advances received) – local currency	(754,187)	(644,066)
Liabilities – other liabilities (Note 2a)	84,029,582	42,150,272
Exchange sales pending settlement – foreign currency	40,811,008	20,118,580
Liabilities from purchase of foreign currency – local currency	43,047,385	21,986,644
Other	171,189	45,048
Memorandum accounts	1,756,092	1,151,226
Outstanding import credits – foreign currency	1,677,545	1,105,384
Confirmed export credits – foreign currency	78,547	45,842

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	132

Note 10 – Funding and borrowings and onlending

a) Summary

	03/31/2015						03/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	194,059,711	36,427,431	8,369,628	59,795,418	298,652,188	35.7	278,208,180	37.4
Deposits received under securities repurchase agreements	169,480,596	12,835,160	17,299,924	131,242,753	330,858,433	39.6	288,616,169	38.8
Funds from acceptance and issuance of securities	2,317,053	18,297,027	7,471,291	22,667,260	50,752,631	6.1	43,866,484	5.9
Borrowings and onlending	4,342,077	20,888,709	20,681,205	50,353,140	96,265,131	11.5	76,927,222	10.3
Subordinated debt (*)	320,470	1,461,915	5,061,689	52,683,405	59,527,479	7.1	56,424,000	7.6
Total	370,519,907	89,910,242	58,883,737	316,741,976	836,055,862		744,042,055
% per maturity term	44.3	10.8	7.0	37.9
Total – 03/31/2014	310,019,663	78,269,093	50,672,228	305,081,071	744,042,055
% per maturity term	41.7	10.5	6.8	41.0

(*) At 03/31/2014 includes R$ 889,561 of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b) Deposits

	03/31/2015						03/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	56,659,732	-	-	-	56,659,732	19.0	43,216,760	15.5
Savings accounts	117,357,236	-	-	-	117,357,236	39.3	108,931,513	39.2
Interbank	9,688,810	17,468,329	588,394	389,333	28,134,866	9.4	5,493,210	2.0
Time deposits	10,353,933	18,959,102	7,781,234	59,406,085	96,500,354	32.3	120,566,697	43.3
Total	194,059,711	36,427,431	8,369,628	59,795,418	298,652,188		278,208,180
% per maturity term	65.0	12.2	2.8	20.0
Total – 03/31/2014	163,584,133	31,863,577	11,855,931	70,904,539	278,208,180
% per maturity term	58.8	11.5	4.3	25.5

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	133

c) Deposits received under securities repurchase agreements

	03/31/2015						03/31/2014
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	34,228,157	10,752,837	14,153,647	109,340,517	168,475,158	50.9	166,377,276	57.6
Government securities	11,578,244	192	792	3,271	11,582,499	3.5	26,713,828	9.3
Own issue	2,471,680	10,752,645	14,152,855	109,337,246	136,714,426	41.3	126,624,771	43.9
Foreign	20,178,233	-	-	-	20,178,233	6.1	13,038,677	4.5
Third-party portfolio	135,252,439	1,357	-	-	135,253,796	40.9	97,552,849	33.8
Free portfolio	-	2,080,966	3,146,277	21,902,236	27,129,479	8.2	24,686,044	8.6
Total	169,480,596	12,835,160	17,299,924	131,242,753	330,858,433		288,616,169
% per maturity term	51.2	3.9	5.2	39.7
Total – 03/31/2014	139,887,779	12,157,776	14,416,663	122,153,951	288,616,169
% per maturity term	48.5	4.2	5.0	42.3

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	134

d) Funds from acceptance and issuance of securities

	03/31/2015						03/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	1,817,198	15,513,690	4,969,071	7,683,800	29,983,759	59.1	28,707,170	65.4
Financial	80,797	5,001,297	1,875,811	3,974,797	10,932,702	21.5	12,604,229	28.7
Off real estate loans	1,159,023	8,355,865	782,424	596,647	10,893,959	21.5	8,588,669	19.6
Bill of credit related to agribusiness	569,290	2,148,352	2,296,068	2,985,646	7,999,356	15.8	7,355,187	16.8
Mortgage notes	8,088	8,176	14,768	126,710	157,742	0.3	159,085	0.4
Foreign securities	212,341	2,151,935	2,332,062	13,313,426	18,009,764	35.5	14,320,065	32.7
Non-trade related – issued abroad	212,341	2,151,935	2,332,062	13,313,426	18,009,764	35.5	14,320,065	32.7
Brazil risk note programme	72,451	215,370	120,629	2,059,821	2,468,271	4.9	4,205,756	9.6
Structure note issued	93,235	801,567	1,256,439	5,073,639	7,224,880	14.2	4,863,232	11.1
Bonds	13,813	194,568	84,377	4,445,880	4,738,638	9.3	2,946,113	6.8
Fixed rate notes	-	382,155	142,872	1,263,457	1,788,484	3.5	1,946,606	4.4
Eurobonds	17,721	490,003	580,975	409,115	1,497,814	3.0	104,651	0.2
Other	15,121	68,272	146,770	61,514	291,677	0.6	253,707	0.6
Structured Operations Certificates (*)	287,514	631,402	170,158	1,670,034	2,759,108	5.4	839,138	1.9
Total	2,317,053	18,297,027	7,471,291	22,667,260	50,752,631		43,866,484
% per maturity term	4.6	36.1	14.7	44.6
Total – 03/31/2014	2,369,697	10,996,598	7,452,746	23,047,443	43,866,484
% per maturity term	5.4	25.1	17.0	52.5

(*) As of March 31, 2015, the market value of the funding from Structured Operations Certificates issued is R$ 3,109,976 according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days in the amount of R$ 18,667 (R$ 18,667 at 03/31/2014) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 03/31/2014), totaling R$ 518,667 (R$ 518,667 at 03/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	135

e)	Borrowings and onlending

	03/31/2015						03/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	3,220,617	15,158,381	14,116,458	19,687,475	52,182,931	54.2	32,751,753	42.6
Domestic	900,736	120,569	100,884	105,069	1,227,258	1.3	747,029	1.0
Foreign (*)	2,319,881	15,037,812	14,015,574	19,582,406	50,955,673	52.9	32,004,724	41.6
Onlending	1,121,460	5,730,328	6,564,747	30,665,665	44,082,200	45.8	44,175,469	57.4
Domestic – official institutions	1,118,876	5,730,328	6,564,742	30,665,665	44,079,611	45.8	44,007,506	57.2
BNDES	372,992	1,934,290	2,353,049	12,206,808	16,867,139	17.5	16,534,413	21.5
FINAME	739,608	3,754,925	4,159,709	18,070,060	26,724,302	27.8	26,992,682	35.1
Other	6,276	41,113	51,984	388,797	488,170	0.5	480,411	0.6
Foreign	2,584	-	5	-	2,589	0.0	167,963	0.2
Total	4,342,077	20,888,709	20,681,205	50,353,140	96,265,131		76,927,222
% per maturity term	4.5	21.7	21.5	52.3
Total – 03/31/2014	3,919,808	19,075,725	14,212,653	39,719,036	76,927,222
% per maturity term	5.1	24.8	18.5	51.6

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	136

f) Subordinated debt

	03/31/2015						03/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	842,421	5,038,957	1,829,691	7,711,069	13.0	12,337,510	21.9
Financial treasury bills	218,286	350,392	7,454	25,468,148	26,044,280	43.7	25,182,905	44.6
Euronotes	91,161	264,386	-	25,000,732	25,356,279	42.6	17,885,755	31.7
Bonds	11,023	4,716	15,278	455,018	486,035	0.8	186,098	0.3
(-) Transaction costs incurred (Note 4b)	-	-	-	(70,184)	(70,184)	(0.1)	(57,829)	(0.1)
Total Other Liabilities	320,470	1,461,915	5,061,689	52,683,405	59,527,479		55,534,439
Redeemable preferred shares	-	-	-	-	-	-	889,561	1.6
Grand total (*)	320,470	1,461,915	5,061,689	52,683,405	59,527,479		56,424,000
% per maturity term	0.5	2.5	8.5	88.5
Total – 03/31/2014	258,246	4,175,417	2,734,235	49,256,102	56,424,000
% per maturity term	0.5	7.4	4.8	87.3

 (*) According to current legislation, the accounting balance of subordinated debt as of March 2015 was used for the calculation of referential equity as of December, 2012, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,920,747.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	137

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance

Subordinated CDB - BRL
	400,000	2008	2015	119.8% of CDI	842,420
	50,000	2010	2015	113% of CDI	86,714
	465,835	2006	2016	100% of CDI + 0.7% (*)	1,115,628
	2,719,268	2010	2016	110% to 114% of CDI	4,715,157
	122,500			IPCA + 7.21%	237,086
	366,830	2010	2017	IPCA + 7.33%	714,064
				Total	7,711,069

Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	370,277
	1,874,000			112% to 112.5% of CDI	1,900,938
	30,000			IPCA + 7%	52,863
	206,000	2010	2017	IPCA + 6.95% to 7.2%	294,491
	3,223,500	2011	2017	108% to 112% of CDI	3,392,696
	352,400			IPCA + 6.15% to 7.8%	520,459
	138,000			IGPM + 6.55% to 7.6%	210,851
	3,650,000			100% of CDI + 1.29% to 1.52%	3,742,311
	500,000	2012	2017	100% of CDI + 1.12%	520,581
	42,000	2011	2018	IGPM + 7%	52,802
	30,000			IPCA + 7.53% to 7.7%	41,675
	460,645	2012	2018	IPCA + 4.4% to 6.58%	616,613
	3,782,100			100% of CDI + 1.01% to 1.32%	3,933,497
	6,373,127			108% to 113% of CDI	6,916,006
	112,000			9.95% to 11.95%	146,628
	2,000	2011	2019	109% to 109.7% of CDI	2,798
	12,000	2012	2019	11.96%	17,054
	100,500			IPCA + 4.7% to 6.3%	135,936
	1,000			110% of CDI	1,372
	20,000	2012	2020	IPCA + 6% to 6.17%	29,162
	1,000			111% of CDI	1,376
	6,000	2011	2021	109.25% to 110.5% of CDI	8,605
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,112,208
	20,000			IGPM + 4.63%	23,081
				Total	26,044,280

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,291,915
	1,000,000	2010	2021	5.75%	3,193,579
	750,000	2011	2021	5.75% to 6.2%	2,524,034
	550,000	2012	2021	6.2%	1,764,400
	2,625,000	2012	2022	5.5% to 5.65%	8,395,352
	1,870,000	2012	2023	5.13%	6,116,815
				Total	25,286,095

Subordinated bonds - CLP	41,528,200	2008	2033	3,5% to 4,5%	230,920
	47,831,440	2014	2034	3.8%	255,115
				Total	486,035

Total					59,527,479

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 91,161 (R$ 64,307 at 03/31/2014), with maturities of 31 to 180 days in the amount of R$ 264,386 (R$ 187,099 03/31/2014) and over 365 days in the amount of R$ 24,930,547 (R$ 17,576,520 at 03/31/2014), totaling R$ 25,286,094 (R$ 17,827,926 at 03/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	138

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Unearned premiums	3,792,229	5,348,197	12,471	9,697	-	-	3,804,700	5,357,895
Mathematical provision of benefits to be granted and benefits granted	12,865	19,439	106,740,111	89,782,218	-	-	106,752,976	89,801,657
Redemptions and Other Unsettled Amounts	20,738	19,404	181,127	162,635	-	-	201,865	182,039
Financial surplus	1,397	1,366	527,128	491,071	-	-	528,525	492,437
Unsettled claims	692,401	3,474,549	15,413	15,077	-	-	707,814	3,489,626
Claims / events incurred but not reported (IBNR)	468,689	794,061	19,413	12,444	-	-	488,102	806,505
Administrative and Related Expenses	40,007	192,565	71,841	46,659	13,758	36,970	125,606	276,194
Mathematics for Capitalization and Redemptions	-	-	-	-	3,032,687	2,995,558	3,032,687	2,995,558
Raffles Payable and To Be Held	-	-	-	-	27,286	25,658	27,286	25,658
Complementary Raffles	-	-	-	-	2,720	4,504	2,720	4,504
Other provisions(1)	517,309	351,080	547,513	808,470	349	3,562	1,065,171	1,163,112
Total (2)	5,545,635	10,200,662	108,115,017	91,328,271	3,076,800	3,066,252	116,737,452	104,595,185

(1) It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular No. 462, of March 1, 2013.

(2) This table covers the amendments established by Susep Circular No. 462, of of March 1, 2013, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	139

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Interbank investments – money market	810,602	1,034,147	689,246	552,320	775,885	922,714	2,275,733	2,509,181
Securities and derivative financial instruments	2,875,879	3,664,875	107,870,599	90,712,876	2,485,954	2,243,903	113,232,432	96,621,654
PGBL / VGBL fund quotas (1)	-	-	101,507,939	84,664,815	-	-	101,507,939	84,664,815
Government securities - domestic	-	-	67,876,117	56,233,348	-	-	67,876,117	56,233,348
National treasury bills	-	-	18,752,683	22,314,489	-	-	18,752,683	22,314,489
National treasury notes	-	-	44,171,711	23,997,003	-	-	44,171,711	23,997,003
Financial treasury bills	-	-	4,951,723	9,921,856	-	-	4,951,723	9,921,856
Corporate securities	-	-	33,132,116	27,676,138	-	-	33,132,116	27,676,138
Bank deposit certificates	-	-	3,269,318	3,505,093	-	-	3,269,318	3,505,093
Debentures	-	-	3,146,741	4,419,288	-	-	3,146,741	4,419,288
Shares	-	-	560,107	694,279	-	-	560,107	694,279
Credit note	-	-	640,648	196,541	-	-	640,648	196,541
Financial treasury bills	-	-	25,444,173	18,856,781	-	-	25,444,173	18,856,781
Securitized real estate loans	-	-	-	4,156	-	-	-	4,156
Others	-	-	71,129	-	-	-	71,129	-
PGBL / VGBL fund quotas	-	-	204,806	375,637	-	-	204,806	375,637
Derivative financial instruments	-	-	91,416	62,173	-	-	91,416	62,173
Loans for shares	-	-	379,399	344,319	-	-	379,399	344,319
Accounts receivable / (payable)	-	-	(175,915)	(26,800)	-	-	(175,915)	(26,800)
Other assets	2,875,879	3,664,875	6,362,660	6,048,061	2,485,954	2,243,903	11,724,493	11,956,839
Government	967,119	1,121,140	4,499,178	4,665,898	189,073	39,388	5,655,370	5,826,426
Private	1,908,760	2,543,735	1,863,482	1,382,163	2,296,881	2,204,515	6,069,123	6,130,413
Receivables from insurance and reinsurance operations (2)	2,130,899	5,632,107	-	-	-	-	2,130,899	5,632,107
Credit rights	841,143	753,276	-	-	-	-	841,143	753,276
Commercial – extended guarantee	1,231,584	1,333,143	-	-	-	-	1,231,584	1,333,143
Reinsurance	58,172	3,545,688	-	-	-	-	58,172	3,545,688
Total	5,817,380	10,331,129	108,559,845	91,265,196	3,261,839	3,166,617	117,639,064	104,762,942

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to lliabilities in Pension plan technical provisions account.

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	140

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 03/31/2015			01/01 to 03/31/2014			01/01 to 03/31/2015			01/01 to 03/31/2014			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Financial income from insurance, pension plan and capitalization operations	88,636	-	88,636	59,438	-	59,438	73,418	-	73,418	82,041	-	82,041	49,471	34,297	211,525	175,776
Financial income	100,418	-	100,418	100,426	-	100,426	2,806,890	-	2,806,890	1,845,769	-	1,845,769	97,648	79,489	3,004,956	2,025,684
Financial expenses	(11,782)	-	(11,782)	(40,988)	-	(40,988)	(2,733,472)	-	(2,733,472)	(1,763,728)	-	(1,763,728)	(48,177)	(45,192)	(2,793,431)	(1,849,908)
Operating income from insurance, pension plan and capitalization operations	800,665	(14,553)	786,112	905,964	(167,752)	738,212	69,658	(189)	69,469	49,784	(894)	48,890	136,843	144,408	992,424	931,510
Premiums and contributions	1,225,118	(17,530)	1,207,588	1,881,646	(310,621)	1,571,025	4,118,347	(1,719)	4,116,628	3,159,654	(894)	3,158,760	636,779	566,053	5,960,995	5,295,838
Changes in technical provisions	229,147	236	229,383	(56,710)	(34,113)	(90,823)	(4,040,978)	-	(4,040,978)	(3,102,106)	-	(3,102,106)	1,447	613	(3,810,148)	(3,192,316)
Expenses for claims, benefits, redemptions and raffles	(369,208)	772	(368,436)	(647,436)	160,457	(486,979)	(5,817)	1,530	(4,287)	(6,627)	-	(6,627)	(502,828)	(435,715)	(875,551)	(929,321)
Selling expenses	(266,498)	1,969	(264,529)	(281,017)	16,525	(264,492)	(1,530)	-	(1,530)	(507)	-	(507)	-	-	(266,059)	(264,999)
Other operating revenues and expenses	(17,894)	-	(17,894)	9,481	-	9,481	(364)	-	(364)	(630)	-	(630)	1,445	13,457	(16,813)	22,308
Total result from insurance, pension plan and capitalization operations	889,301	(14,553)	874,748	965,402	(167,752)	797,650	143,076	(189)	142,887	131,825	(894)	130,931	186,314	178,705	1,203,949	1,107,286

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	141

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodical basis, as from the calculation of the claimed amount which, in turn, is estimated based on de jure or de facto characteristics related to that lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSP) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest amounts based on the inflation rates applied to the deposit accounts according to the MSPs.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the MSP, and we record provisions for such claims upon service of process for a claim. In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has decided that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it pronounces a final decision. In addition, the Superior Court of Justice (STJ), responsible for decisions about federal legislation, should come forward with a position on several aspects that will directly determine the amount due, should the STF sentence be contrary to the constitutionality of MSPs.

The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, in filings that carry no specific claim to such interest; (ii) the initial date of default interest, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. The STJ also ruled that the term for filing class actions expired 5 years from the date of the MSP implementation. As a consequence, a number of class actions were dismissed by the Judiciary as a result of such ruling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	142

No amount is recorded as provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,930,969 (R$ 2,030,328 at March 31, 2014) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 488,988.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	143

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 03/31/2015				01/01 to 03/31/2014
	Civil	Labor	Other	Total	Total
Opening balance	4,643,356	5,597,552	158,831	10,399,739	9,888,019
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(132,284)	(1,028,517)	-	(1,160,801)	(945,077)
Subtotal	4,511,072	4,569,035	158,831	9,238,938	8,942,942
Monetary restatement/charges	98,209	149,235	-	247,444	120,681
Changes in the period reflected in results (Notes 13f and 13i)	420,197	331,435	6,468	758,100	651,920
Increase (*)	532,619	365,560	6,503	904,682	910,680
Reversal	(112,422)	(34,125)	(35)	(146,582)	(258,760)
Payment	(318,980)	(317,687)	-	(636,667)	(556,699)
Subtotal	4,710,498	4,732,018	165,299	9,607,815	9,158,844
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	134,453	1,070,275	-	1,204,728	938,857
Closing balance (Note 13c)	4,844,951	5,802,293	165,299	10,812,543	10,097,701
Closing balance at 03/31/2014 (Note 13c)	4,593,491	5,278,129	226,081	10,097,701
Escrow deposits at 03/31/2015 (Note 13a)	2,015,783	2,585,555	-	4,601,338
Escrow deposits at 03/31/2014 (Note 13a)	2,105,726	2,485,465	-	4,591,191

(*) Civil provisions include the provision for economic plans amounting to R$ 70,129 (R$ 68,865 from January 1 to March 31, 2014) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	144

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 03/31/2015			01/01 to 03/31/2014
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	3,703,721	2,923,211	6,626,932	8,973,897
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(60,645)	(60,645)	(57,028)
Subtotal	3,703,721	2,862,566	6,566,287	8,916,869
Monetary restatement / charges	54,186	41,200	95,386	136,949
Changes in the period reflected in results	3,246	71,451	74,697	297,779
Increase	3,246	81,913	85,159	616,837
Reversal	-	(10,462)	(10,462)	(319,058)
Payment	(71,232)	(14,286)	(85,518)	(24,273)
Subtotal	3,689,921	2,960,931	6,650,852	9,327,324
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	61,506	61,506	57,962
Closing balance (Notes 13c and 14c)	3,689,921	3,022,437	6,712,358	9,385,286
Closing balance at 03/31/2014 (Notes 13c and 14c)	6,743,833	2,641,453	9,385,286

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	145

	01/01 to 03/31/2015			01/01 to 03/31/2014
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	4,324,134	412,301	4,736,435	5,658,098
Appropriation of income	69,357	13,070	82,427	101,840
Changes in the period	(87,708)	145,557	57,849	255,325
Deposited	5,800	145,557	151,357	265,047
Withdrawals	(9,293)	-	(9,293)	(745)
Reversals to income	(84,215)	-	(84,215)	(8,977)
Closing balance	4,305,783	570,928	4,876,711	6,015,263
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	-	-	1,002
Closing balance after relocated (Note 13a)	4,305,783	570,928	4,876,711	6,016,265
Closing balance at 03/31/2014 (Note 13a)	5,626,253	390,012	6,016,265

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	146

The main discussions related to legal obligations are described as follows:

•	CSLL – Isonomy – R$ 1,022,557: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,005,325;

•	PIS and COFINS – Calculation basis – R$ 579,224: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 497,636;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 534,666: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 498,494.

Off-balance sheet contingencies - The amounts involved in the main tax and social security lawsuits with likelihood of loss possible, which total an estimated risk of R$ 14,186,446, are described below:

•	INSS – Non-compensatory amounts – R$ 4,333,565: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 1,960,096: deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 568,077 of this amount is guaranteed in company purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,271,546: cases in which the liquidity and the offset credit certainty are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,223,931: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 798,169: these are banking operations, of which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under Supplementary Law No. 116/03 or Law No. 406/68.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	147

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 705,594 (R$ 723,526 at 03/31/2014) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	03/31/2015	03/31/2014
Securities (basically financial treasury bills – Note 7b)	780,831	879,826
Deposits in guarantee (Note 13a)	4,299,023	3,768,386

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released at the full deposited and updates amount.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING CONSOLIDATED are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

e)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the Federal area, established by Law No. 13,097, of January 19, 2015 and Law No. 13,043/2014. The program included debits managed by the Federal Reserve Service of Brazil and was established in accordance with the following main articles:

•	Refis of Capital Gain Earned in the Merger of Shares from Nova Bolsa - Law 13,097/15 article 145 – Arising from capital gain earned until December 31, 2008 due to the sale of shares resulting from the conversion of equity securities from nonprofit associations.

The net effect of the program in the result was R$ 27,309, recorded under Other Operating Income, Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	148

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	03/31/2015	03/31/2014
Deferred tax assets (Note 14b I)	43,920,733	39,451,648
Social contribution for offset (Note 14b I)	621,864	617,133
Taxes and contributions for offset	3,830,773	3,063,155
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	9,175,734	9,784,651
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,601,338	4,591,191
Escrow deposits for foreign fund raising program	879,135	627,518
Receivables from reimbursement of contingent liabilities (Note 12c)	705,594	723,526
Rights receivable from financial assets sold or transferred	6,919,037	3,248,613
Sundry domestic debtors	2,111,124	2,114,464
Premiums from loan operations	2,374,091	1,115,724
Sundry foreign debtors	2,124,622	774,308
Retirement plan assets (Note 19)	2,495,577	2,371,368
Recoverable payments	52,621	322,878
Salary advances	96,477	98,379
Amounts receivable from related companies	77,708	39,670
Operations without credit granting characteristics	545,402	368,652
Securities and credits receivable	1,105,592	781,226
(Allowance for loan losses)	(560,190)	(412,574)
Other	462,911	974,138
Total	80,994,741	70,287,016

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset of R$ 458,093 (R$ 241,138 at 03/31/2014) and Deferred Tax Assets of R$ 13,319 (R$ 184,631 at 03/31/2014 (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	149

b)	Prepaid expenses

	03/31/2015	03/31/2014
Commissions (1)	2,830,025	3,405,927
Related to vehicle financing	236,867	434,267
Related to insurance and pension plan	1,134,886	1,416,194
Restricted to commissions / partnership agreements (2)	156,109	614,465
Related to Payroll Loans	1,141,362	718,784
Other	160,801	222,217
Advertising	456,293	349,369
Other	740,291	599,372
Total	4,026,609	4,354,668

(1) In the first quarter of 2015, the impact on income from commissions from local correspondents, as described in Note 4g, was R$ 50,482.

(2) In December 2014 the balance was reduced in view of the early termination of the agreement between Itaú Seguros and Via Varejo.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	150

c)	Other sundry liabilities

	03/31/2015	03/31/2014
Provisions for contingent liabilities (Note 12b)	13,834,980	12,739,154
Provisions for sundry payments	2,184,948	2,028,487
Personnel provision	1,488,810	1,326,127
Sundry creditors - local	2,418,536	2,039,005
Sundry creditors - foreign	2,467,765	1,569,196
Liabilities for official agreements and rendering of payment services	1,022,714	402,029
Related to insurance operations	225,560	1,056,255
Liabilities for purchase of assets and rights	692	3,991
Creditors of funds to be released	1,338,851	1,523,683
Funds from consortia participants	42,153	32,050
Provision for Retirement Plan Benefits (Note 19)	520,892	757,189
Provision for health insurance (*)	692,178	661,448
Expenses for lease interests (Note 4i)	657,768	363,723
Liabilities from transactions related to credit assignments (Note 8f)	4,797,886	3,918,355
Liabilities from sales operations or transfer of financial assets	4,430,221	37,097
Other	853,551	797,706
Total	36,977,505	29,255,495

(*) Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	151

d)	Banking service fees

	01/01 to 03/31/2015	01/01 to 03/31/2014
Asset management	955,110	915,619
Funds management fees	801,208	771,608
Consortia management fee Consortia management fee	153,902	144,011
Current account services	199,713	190,803
Credit cards	2,372,176	2,131,947
Relationship with stores	2,355,373	2,108,798
Credit card processing	16,803	23,149
Sureties and credits granted	566,327	451,532
Loan operations	258,764	190,212
Guarantees provided	307,563	261,320
Receipt services	365,451	362,591
Collection fees	296,647	301,329
Collection services	68,804	61,262
Other	594,651	454,892
Custody services and management of portfolio	66,844	73,598
Economic and financial advisory	160,248	86,632
Foreign exchange services	22,249	31,687
Other services	345,310	262,975
Total	5,053,428	4,507,384

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	152

e)	Income from bank charges

	01/01 to 03/31/2015	01/01 to 03/31/2014
Loan operations / registration	263,900	242,314
Credit cards – annual fees and other services	795,066	680,180
Deposit account	28,030	28,716
Transfer of funds	46,684	45,261
Income from securities brokerage	85,252	77,691
Service package fees and other	1,149,252	908,268
Total	2,368,184	1,982,430

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	153

f)	Personnel expenses

	01/01 to 03/31/2015	01/01 to 03/31/2014
Compensation	(1,947,229)	(1,682,226)
Charges	(670,635)	(556,937)
Welfare benefits (Note 19)	(578,446)	(473,945)
Training	(34,467)	(34,606)
Labor claims and termination of employees (Note 12b)	(396,031)	(344,272)
Stock Option Plan	(69,012)	(46,489)
Total	(3,695,820)	(3,138,475)
Employees’ profit sharing	(740,143)	(649,113)
Total including employees’ profit sharing	(4,435,963)	(3,787,588)

g)	Other administrative expenses

	01/01 to 03/31/2015	01/01 to 03/31/2014
Data processing and telecommunications	(922,743)	(915,528)
Depreciation and amortization	(518,939)	(506,982)
Installations	(644,553)	(570,819)
Third-party services	(893,213)	(891,610)
Financial system services	(134,533)	(135,506)
Advertising, promotions and publication	(216,645)	(193,291)
Transportation	(100,588)	(105,688)
Materials	(86,907)	(71,416)
Security	(164,918)	(152,781)
Travel expenses	(47,668)	(42,121)
Other	(196,548)	(140,139)
Total	(3,927,255)	(3,725,881)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	154

h)	Other operating revenue

	01/01 to 03/31/2015	01/01 to 03/31/2014
Reversal of operating provisions	123,077	7,599
Recovery of charges and expenses	13,210	15,029
Program for Settlement or Installment Payment of Federal (Note 12e)	97,559	-
Other	91,794	27,213
Total	325,640	49,841

i)	Other operating expenses

	01/01 to 03/31/2015	01/01 to 03/31/2014
Provision for contingencies (Note 12b)	(504,765)	(478,053)
Civil lawsuits	(420,197)	(390,337)
Tax and social security contributions	(78,100)	(84,870)
Other	(6,468)	(2,846)
Selling - credit cards	(756,955)	(594,135)
Claims	(61,517)	(85,782)
Provision for health insurance (Note 13c)	(7,588)	(6,520)
Refund of interbank costs	(64,867)	(54,554)
Other	(447,495)	(445,340)
Total	(1,843,187)	(1,664,384)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	155

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with income tax and social contribution:

Due on operations for the period	01/01 to 03/31/2015	01/01 to 03/31/2014

Income before income tax and social contribution	3,155,819	7,093,394
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(1,262,328)	(2,837,358)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	52,720	30,981
Foreign exchange variation on investments abroad	3,187,102	(413,191)
Interest on capital	510,425	428,024
Corporate reorganizations (Note 2c)	159,662	156,963
Dividends and interest on external debt bonds	53,997	40,558
Other nondeductible expenses net of non taxable income (*)	(6,004,709)	(96,128)
Income tax and social contribution expenses	(3,303,131)	(2,690,151)
Related to temporary differences
Increase (reversal) for the period	5,779,617	148,295
Increase (reversal) of prior periods	241,849	(7,190)
(Expenses)/Income from deferred taxes	6,021,466	141,105
Total income tax and social contribution expenses	2,718,335	(2,549,046)

(*) Includes temporary (additions) and exclusions.

II -	Composition of tax expenses:

	01/01 to 03/31/2015	01/01 to 03/31/2014
PIS and COFINS	(853,610)	(1,041,995)
ISS	(226,896)	(201,697)
Other	(163,339)	(124,962)
Total (Note 4o)	(1,243,845)	(1,368,654)

In ITAÚ UNIBANCO HOLDING tax expenses amount to R$ 87,816 (R$ 63,333 at 03/31/2014) and are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	156

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	03/31/2014	03/31/2015	12/31/2014	Realization / Reversal	Increase	03/31/2015	03/31/2014

Reflected in income and expense accounts			34,999,143	(3,293,861)	9,221,136	40,926,418	35,718,078
Related to income tax and social contribution loss carryforwards			5,364,024	(31,509)	5,303,240	10,635,755	6,248,862
Related to disbursed provisions			19,542,545	(1,293,027)	1,384,933	19,634,451	18,989,992
Allowance for loan losses			18,087,004	(873,860)	1,131,228	18,344,372	17,392,238
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			195,583	(195,583)	220,778	220,778	43,161
Allowance for real estate			264,711	(131,616)	30,636	163,731	175,616
Goodwill on purchase of investments			901,179	(85,121)	-	816,058	1,271,630
Other			94,068	(6,847)	2,291	89,512	107,347
Related to non-disbursed provisions (*)	32,215,881	27,676,461	10,092,574	(1,969,325)	2,532,963	10,656,212	10,479,224
Related to the operation	26,998,914	21,346,200	7,560,470	(1,969,325)	2,532,963	8,124,108	8,392,437
Provision for contingent liabilities	13,628,720	11,413,409	4,299,579	(184,203)	413,108	4,528,484	5,274,927
Civil lawsuits	4,244,298	4,630,511	1,817,990	(95,010)	170,429	1,893,409	1,753,498
Labor claims	3,572,110	4,005,545	1,460,030	(79,294)	142,968	1,523,704	1,418,932
Tax and social security contributions	5,765,521	2,747,817	1,010,522	(9,899)	99,710	1,100,333	2,084,557
Other	46,791	29,536	11,037	-	1	11,038	17,940
Adjustments of operations carried out in futures settlement market	1,766,344	1,829,511	3,196	-	679,308	682,504	686,239
Legal obligation - tax and social security contributions	2,175,870	1,610,394	392,510	(307,315)	282,304	367,499	326,800
Provision related to health insurance operations	661,448	692,178	273,827	-	3,044	276,871	264,579
Other non-deductible provisions	8,766,532	5,800,708	2,591,358	(1,477,807)	1,155,199	2,268,750	1,839,892
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,216,967	6,330,261	2,532,104	-	-	2,532,104	2,086,787

Reflected in stockholders’ equity accounts			3,082,986	(162,035)	73,364	2,994,315	3,733,570
Corporate reorganizations (Note 2c)	8,802,858	6,924,476	2,513,984	(159,662)	-	2,354,322	2,992,972
Adjustment to market value of available-for-sale securities	1,851,495	1,599,983	569,002	(2,373)	73,364	639,993	740,598
Total	42,870,234	36,200,920	38,082,129	(3,455,896)	9,294,500	43,920,733	39,451,648
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			644,891	(23,027)	-	621,864	617,133

(*) From a financial point of view, rather than recording the provision of R$ 27.676.461 (R$ 32,215,881 at 03/31/2014) and deferred tax assets of R$ 10,656,212 (R$ 10,479,224 at 03/31/2014), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 43,920,733 (R$ 39,451,648 at 03/31/2014) to R$ 33,264,521 (R$ 28,972,424 at 03/31/2014).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 13,319 (R$ 184,631 at 03/31/2014) and are basically represented by legal liabilities – tax and social security of R$ 5,594 (R$ 16,162 at 03/31/2014), provision administrative of R$ 5,372 (R$ 4,429 at 03/31/2014) and social contribution loss carryforwards of R$ 2,235 (R$ 163,944 at 03/31/2014), which expected realization is dependent upon the progress of the lawsuit.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	157

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2014	Realization / Reversal	Increase	03/31/2015	03/31/2014
Reflected in income and expense accounts	4,056,830	(400,832)	112,826	3,768,824	6,195,148
Depreciation in excess – leasing	2,507,980	(281,827)	-	2,226,153	3,806,908
Restatement of escrow deposits and contingent liabilities	986,004	(102,548)	-	883,456	1,164,330
Provision for pension plan benefits	336,799	-	75,968	412,767	356,878
Adjustment to market value of securities and derivative financial instruments	5,621	(5,621)	16,036	16,036	206,478
Adjustments of operations carried out in future settlement market	5,907	(5,907)	-	-	364,037
Taxation of results abroad – capital gains	164,651	(4,452)	-	160,199	134,033
Other	49,868	(477)	20,822	70,213	162,484
Reflected in stockholders’ equity accounts	937,308	(16,175)	158,269	1,079,402	467,880
Adjustment to market value of available-for-sale securities	122,170	(16,175)	-	105,995	19,056
Cash flow hedge	373,592	-	148,925	522,517	122,025
Provision for pension plan benefits (*)	441,546	-	9,344	450,890	326,799
Total	4,994,138	(417,007)	271,095	4,848,226	6,663,028

(*) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 3,298 (R$ 3,727 at 03/31/2014), mainly represented by restatement of escrow deposits and contingent liabilities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	158

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2015, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2015	8,610,646	26%	786,640	8%	9,397,286	21%	200,268	32%	(1,061,200)	22%	8,536,354	21%
2016	5,758,668	17%	1,116,373	10%	6,875,041	16%	299,328	48%	(1,039,723)	22%	6,134,646	15%
2017	5,845,131	18%	1,058,270	10%	6,903,401	16%	122,268	20%	(1,057,813)	22%	5,967,856	15%
2018	3,153,230	9%	1,730,276	16%	4,883,506	11%	-	0%	(291,172)	6%	4,592,334	12%
2019	2,864,595	9%	964,093	9%	3,828,688	9%	-	0%	(311,057)	6%	3,517,631	9%
after 2019	7,052,708	21%	4,980,103	47%	12,032,811	27%	-	0%	(1,087,261)	22%	10,945,550	28%
Total	33,284,978	100%	10,635,755	100%	43,920,733	100%	621,864	100%	(4,848,226)	100%	39,694,371	100%
Present value (*)	28,483,447		8,699,702		37,183,149		578,134		(4,153,203)		33,608,080

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	There are no unrecorded deferred tax assets at 03/31/2015 and 03/31/2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	159

c)	Tax and social security contributions

	03/31/2015	03/31/2014
Taxes and contributions on income payable	1,995,932	2,268,449
Taxes and contributions payable	1,421,202	1,431,512
Provision for deferred income tax and social contribution (Note 14b II)	4,848,226	6,663,028
Legal liabilities – tax and social security (Note 12b)	3,689,921	6,743,833
Total	11,955,281	17,106,822

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 244,094 (R$ 92,448 at 03/31/2014) and is mainly comprised of Taxes and contributions on income payable of R$ 239,651 (R$ 87,652 at 03/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	160

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is mainly from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	03/31/2015	03/31/2014
Taxes paid or provided for	5,834,892	5,211,765
Taxes withheld and collected from third parties	3,814,102	2,607,666
Total	9,648,994	7,819,431

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	161

Note 15 – Permanent Assets

a)	Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

	Balance at 12/31/2014					Changes
	Book value							Equity in earnings of subisidiaries
Companies	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2014	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings/ (loss)	Changes in exchange rates	Adjustments under investor criteria (1)	Unrealized results	Total	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 03/31/2015	Balance at 03/31/2014	Equity in earnings of subsidiaries from 01/01 to 03/31/2014
Domestic	61,095,712	27,405	(495,139)	24,287	60,652,265	(1,584)	(980,162)	3,703,439	-	(36,172)	32,987	3,700,254	(65,538)	(399,424)	62,905,811	54,272,144	2,706,783
Itaú Unibanco S.A.	49,772,836	6,470	(437,129)	24,287	49,366,464	(1,584)	-	1,949,991	-	(15,546)	27,313	1,961,758	(56,095)	-	51,270,543	46,193,265	2,342,617
Banco Itaú BBA S.A.	5,685,182	23,400	(57,048)	-	5,651,534	-	-	211,429	-	(19,259)	4,712	196,882	(7,708)	-	5,840,708	5,052,740	70,511
Banco Itaucard S.A. (4)	2,609,183	(4,228)	(962)	-	2,603,993	-	(893,710)	1,213,090	-	(668)	962	1,213,384	(637)	-	2,923,030	1,918,501	309,775
Itaú-BBA Participações S.A.	1,268,626	1,763	-	-	1,270,389	-	(86,450)	293,228	-	(699)	-	292,529	(1,067)	-	1,475,401	1,068,054	(16,903)
Itaú Corretora de Valores S. A. (4)	1,759,868	-	-	-	1,759,868	-	-	35,700	-	-	-	35,700	(29)	(399,424)	1,396,115	39,566	782
Itau Seguros S.A.	16	-	-	-	16	-	(2)	1	-	-	-	1	(1)	-	14	17	1
Itaú Administração Previdenciaria Ltda.	1	-	-	-	1	-	-	-	-	-	-	-	(1)		-	-	-
Itaú Soluções Previd, Ltda. (5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-
												-
Foreign	5,806,993	-	-	102,817	5,909,810	(12,851)	(63,110)	177,598	1,111,839	-	-	1,289,437	16,790	(24,752)	7,115,324	4,671,875	(93,977)
Itaú Chile Holdings, INC.	4,618,932	-	-	90,483	4,709,415	(11,310)	-	47,596	961,692	-	-	1,009,288	15,769	-	5,723,162	3,673,222	(101,800)
Banco Itaú Uruguay S.A.	893,805	-	-	9,424	903,229	(1,178)	-	87,871	111,649	-	-	199,520	1,020	-	1,102,591	756,815	2,478
OCA S.A.	229,168	-	-	2,504	231,672	(313)	(14,328)	39,964	28,567	-	-	68,531	1	-	285,563	189,084	7,710
OCA Casa Financiera S.A. (6)	61,584	-	-	364	61,948	(45)	(48,782)	2,130	9,501	-	-	11,631	-	(24,752)	-	49,735	(2,062)
ACO Ltda.	3,504	-	-	42	3,546	(5)	-	37	430	-	-	467	-	-	4,008	3,019	(303)
Grand total	66,902,705	27,405	(495,139)	127,104	66,562,075	(14,435)	(1,043,272)	3,881,037	1,111,839	(36,172)	32,987	4,989,691	(48,748)	(424,176)	70,021,135	58,944,019	2,612,806

(1) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;

(2) Dividends approved and not paid are recorded as Dividends receivable.

(3) Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.

(4) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

(5) Company merged on 08/31/2014 by Itaú Administração Previdencíaria Ltda

(6) Company merged on 03/30/2015.

			Net income for the	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	Stockholders’ equity	Period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	40,325,563	51,699,287	1,949,990	2,124,156,731	2,057,245,497	-	100.00	100.00
Banco Itaú BBA S.A.	3,574,844	5,893,045	211,428	4,474,436	4,474,436	-	100.00	100.00
Banco Itaucard S.A. (4)	15,564,076	19,664,392	1,341,562	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A. (4)	1,140,172	2,745,314	324,558	-	1,097,907	-	-	1.94
Itaú-BBA Participações S.A.	1,328,562	1,396,115	35,700	548,954	811,503	-	100.00	100.00
Itau Seguros S.A.	5,065,415	5,817,019	567,197	-	1	450	0.00	0.00
Itaú Administração Previdenciária Ltda.	59,251	100,016	8,938	-	-	1,299	0.00	0.00
Foreign
Itaú Chile Holdings, INC.	4,480,710	5,643,988	47,595	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	555,016	1,094,345	87,871	4,465,133,954	-	-	100.00	100.00
OCA S.A.	18,672	283,053	39,964	1,502,176,740	-	-	100.00	100.00
ACO Ltda.	16	4,001	38	-		131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	162

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation at 03/31/2015		03/31/2015
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic			7,758,436	288,084	3,103,604	131,799
BSF Holding S.A (1) (2)	49.00%	49.00%	1,229,021	114,603	960,700	56,156
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	2,739,817	31,645	404,072	5,045
Porto Seguro Itaú Unibanco Participações S.A.(2)	42.93%	42.93%	3,789,598	141,836	1,627,045	60,895
Others (5a) (6)					111,787	9,703
Foreign (7a)					2,166	755
Total			7,758,436	288,084	3,105,770	132,554

	% participation at 03/31/2014		03/31/2014
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic			7,377,291	336,860	2,972,189	77,500
BSF Holding S.A.(1)	49.00%	49.00%	907,358	88,196	882,357	43,216
IRB-Brasil Resseguros S.A. (2) (3)	15.00%	15.00%	2,711,001	287,826	400,981	43,221
Porto Seguro Itaú Unibanco Participações S.A.(2) (3)	42.93%	42.93%	3,758,932	(39,162)	1,613,837	(16,860)
Others (5b) (6)					75,014	7,923
Foreign			41,107	2,835	74,334	1,490
MCC Corredora de Bolsa (4)	50.05%	50.05%	19,253	858	15,158	429
MCC Securities Inc. (4)	50.00%	50.00%	21,854	1,977	57,614	1,006
Others (7b)					1,562	55
Total			7,418,398	339,695	3,046,523	78,990
(1)	Includes goodwill in the amount of R$ 358,480 at 03/31/2015 (R$ 437,751 at 03/31/2014);
(2)	For the purpose of accounting for participation in earnings, the position at 02/28/2015 and 02/28/2014, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(3)	Adjustments resulting from standardization of the financial statements of the investee to the financial policies of invetidora;
(4)	Consolidated companies from 08/01/2014.
(5)	a) At 03/31/2015, includes Latosol Empreendimentos e Participações LTDA, Kinea Private Equity, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A. b) At 03/31/2014 Latosol Empreendimentos e Participações LTDA, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A.
(6)	Includes equity income not arising from profit.
(7)	a) At 03/31/2015, includes Compãnia Uruguaya de Medios de Processamiento e rias Redbanc S.A.. b) At 03/31/2014, includes, Compãnia Uruguaya de Medios de Processamiento e rias Redbanc S.A. and Rosefield Finance Ltda.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	163

III) Other investments

	03/31/2015	03/31/2014
Other investments	642,365	532,066
Shares and quotas	50,936	145,107
Investments through tax incentives	201,625	193,447
Equity securities	15,430	12,898
Other	374,374	180,614
(Allowance for loan losses)	(208,902)	(203,122)
Total	433,463	328,944
Equity - Other investments	1,112	10,632

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	164

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2014	942,571	3,578,226	1,510,346	1,116,719	1,789,039	6,336,816	773,153	16,046,870
Acquisitions	-	24,364	41,885	16,857	109,450	134,491	12,813	339,860
Disposals	(75)	(90)	(49,031)	(462)	(20,744)	(140,508)	(2,302)	(213,212)
Exchange variation	1,973	26,679	48,563	5,175	20,567	42,185	3,198	148,340
Other	-	(405,519)	1,686	403,743	(90,164)	37,209	488	(52,557)
Balance at 03/31/2015	944,469	3,223,660	1,553,449	1,542,032	1,808,148	6,410,193	787,350	16,269,301

Depreciation
Balance at 12/31/2014	-	(1,695,460)	(753,421)	(519,761)	(503,692)	(4,534,893)	(478,822)	(8,486,049)
Depreciation expenses	-	(15,133)	(61,901)	(26,325)	(22,309)	(246,333)	(18,932)	(390,933)
Disposals	-	73	49,030	52	7,754	137,371	1,780	196,060
Exchange variation	-	(5,181)	(23,308)	(1,868)	(10,133)	(31,475)	(2,021)	(73,986)
Other	-	(78)	167	-	1,236	4,811	34	6,170
Balance at 03/31/2015	-	(1,715,779)	(789,433)	(547,902)	(527,144)	(4,670,519)	(497,961)	(8,748,738)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 03/31/2015	-	-	-	-	-	-	-	-

Book value
Balance at 03/31/2015	944,469	1,507,881	764,016	994,130	1,281,004	1,739,674	289,389	7,520,563
Balance at 03/31/2014	949,430	1,443,354	598,869	551,359	665,192	2,114,442	298,733	6,621,379

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 63,700 achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 12d).

(3) Includes the amount of R$ 4,626 (R$ 3,423 at 03/31/2014) related to attached real estate; fixed assets under construction in the amount of R$ 1,115,189 (R$ 1,158,675 at 03/31/2014) consisting of R$ 195,193 (R$ 885,390 at 03/31/2014) in real estate in use; R$ 36,491 (R$ 11,921 at 03/31/2014) in improvements, and R$ 883,505 (R$ 261,364 at 03/31/2014) in equipment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	165

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2014	Acquisitions	Amortization expenses	Impairment	Disposals (*)	Exchange variation	Balance at 03/31/2015	Balance at 03/31/2014
Goodwill (Notes 2b and 4j)	10 years	203,919	10,506	(1,136)	-	(12,133)	23,747	224,903	1,893,235

(*) Goodwill transferred to Intangible resulting from the merger of Itaú Unibanco Financeira (Note 2c)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	166

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2014	1,066,922	1,561,377	1,891,898	2,836,712	1,483,340	2,122,547	10,962,796
Acquisitions	15,975	-	65,335	112,753	15,167	-	209,230
Disposals	(18,433)	(12,725)	(9,272)	-	(5,763)	(1,953)	(48,146)
Exchange variation	-	3,940	74,785	-	4,523	80,755	164,003
Other	(6,582)	640	39,906	-	310,258	(301,835)	42,387
Balance at 03/31/2015	1,057,882	1,553,232	2,062,652	2,949,465	1,807,525	1,899,514	11,330,270

Amortization
Balance at 12/31/2014	(555,311)	(330,524)	(887,177)	(111,981)	(106,044)	(305,685)	(2,296,722)
Amortization expenses (3)	(51,438)	(38,080)	(83,764)	(24,250)	(61,426)	(17,839)	(276,797)
Disposals	18,433	12,725	9,272	-	-	201	40,631
Exchange variation	-	(1,475)	(34,029)	-	(874)	(63,514)	(99,892)
Other	-	-	190	(509)	(4,891)	3,509	(1,701)
Balance at 03/31/2015	(588,316)	(357,354)	(995,508)	(136,740)	(173,235)	(383,328)	(2,634,481)

Impairment (4)
Balance at 12/31/2014	(18,251)	(1,792)	-	(13,733)	-	-	(33,776)
Additions/ assumptions	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-
Balance at 03/31/2015	(18,251)	(1,792)	-	(13,733)	-	-	(33,776)

Book value
Balance at 03/31/2015	451,315	1,194,086	1,067,144	2,798,992	1,634,290	1,516,186	8,662,013
Balance at 03/31/2014	584,903	1,356,241	907,132	2,301,079	10,085	582,184	5,741,624

(1) The contractual commitments for purchase of the new intangible assets totaled R$ 444,036 achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	167

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on April 23, 2014 approved the increase of subscribed and paid-up capital by R$ 15,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on June 6, 2014 and the process was approved by the Central Bank on May 19, 2014. Accordingly, capital stock was increased by 502,802,971 shares.

Capital comprises 5,530,832,681 book-entry shares with no par value, of which 2,770,036,544 are common and 2,760,796,137 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 75,000,000 (R$ 60,000,000 at 03/31/2014), of which R$ 51,139,257 (R$ 41,256,449 at 03/31/2014) refers to stockholders domiciled in the country and R$ 23,860,743 (R$ 18,743,551 at 03/31/2014) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2014	2,758,685,730	1,043,799,342	3,802,485,072
Residents abroad at 12/31/2014	11,350,814	1,716,996,795	1,728,347,609
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Shares of capital stock at 03/31/2015	2,770,036,544	2,760,796,137	5,530,832,681
Residents in Brazil at 03/31/2015	2,758,916,866	1,012,318,787	3,771,235,653
Residents abroad at 03/31/2015	11,119,678	1,748,477,350	1,759,597,028
Treasury shares at 12/31/2014	2,541	53,828,551	53,831,092	(1,327,880)
Purchase of treasury shares	-	16,596,600	16,596,600	(568,270)
Exercised – granting of stock options	-	(2,096,703)	(2,096,703)	1,330
Disposals – stock option plan	-	(6,485,989)	(6,485,989)	227,727
Treasury shares at 03/31/2015 (1)	2,541	61,842,459	61,845,000	(1,667,093)
Outstanding shares at 03/31/2015	2,770,034,003	2,698,953,678	5,468,987,681
Outstanding shares at 03/31/2014 (2)	2,770,034,003	2,696,739,374	5,466,773,377

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, outstanding shares for the period ending March 31, 2014 were adjusted for the bonus of June 6, 2014.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 03/31/2015:

Cost / Market value	Common	Preferred
Minimum	-	33.12
Weighted average	-	34.24
Maximum	-	35.07
Treasury shares
Average cost	7.97	26.96
Market value	32.18	35.31

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	168

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income	5,554,851
Adjustments:
(-) Legal reserve	(277,742)
Dividend calculation basis	5,277,109
Mandatory dividend	1,319,277
Dividend – paid/provided for	1,319,277	25.0%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	164,147	-	164,147
Dividends - 2 monthly installments of R$ 0.015 per share paid in February and March 2015	164,147	-	164,147

Declared (recorded in other liabilities – Social and Statutory)	1,344,495	(189,365)	1,155,130
Dividends - 1 monthly installment of R$ 0.015 per share paid on 04/01/2015	82,064	-	82,064
Interest on capital - R$ 0.2308 per share	1,262,431	(189,365)	1,073,066

Total from 01/01 to 03/31/2015 - R$ 0.2412 net per share	1,508,642	(189,365)	1,319,277
Total from 01/01 to 03/31/2014 - R$ 0.1605 net per share	898,690	(101,312)	797,378

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	169

c)	Capital and revenue reserves

	03/31/2015	03/31/2014
Capital reserves	1,217,048	827,314
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	932,431	542,697
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	28,333,556	31,629,212
Legal	6,118,392	5,138,941
Statutory:	22,215,164	26,490,271
Dividends equalization (1)	8,303,179	8,574,464
Working capital increase (2)	6,060,247	7,543,379
Increase in capital of investees (3)	7,851,738	10,372,428

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 03/31/2015	01/01 to 03/31/2014	03/31/2015	03/31/2014
ITAÚ UNIBANCO HOLDING	5,554,851	3,357,380	102,550,308	89,647,487
Amortization of goodwill	126,091	429,883	(1,026,653)	(1,664,396)
Corporate reorganizations (Note 2c)	469,595	469,594	(4,570,154)	(5,809,886)
Foreign exchange variation on investments / Net investment hedge in foreign operations (Note 4s)	(417,584)	162,222	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	5,732,953	4,419,079	96,953,501	82,173,205

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	170

e)	Minority interest in subsidiaries

	Stockholders’ equity		Net Income
	03/31/2015	03/31/2014	01/01 to 03/31/2015	01/01 to 03/31/2014
Itau Bank, Ltd. (*)	-	889,561	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	468,345	378,907	(31,661)	(24,800)
Banco Itaú BMG Consignado S.A. (Note 2c)	860,229	299,262	(45,896)	(3,784)
Luizacred S.A. Soc. Cred. Financiamento Investimento	269,621	247,631	(26,248)	(29,044)
IGA Participações S.A.	53,369	51,515	(666)	(521)
Investimentos Bemge S.A.	22,548	21,052	(401)	(314)
Banco Investcred Unibanco S.A.	18,276	19,342	1,582	(255)
Others	7,603	11,882	(2,125)	(5,137)
Total	1,699,991	1,919,152	(105,415)	(63,855)

(*) Represented by Preferred Shares issued on December 31, 2002 and redeemed on March 31, 2015 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with dividends calculated based on LIBOR plus 1.25% p.a., payable on a monthly basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	171

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long-term corporate development process.

These payments are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilution to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled by the delivery of ITUB4 treasury shares to stockholders.

From January 1 to March 31, 2015, the accounting effect of the share-based payment in income was R$ (291,526) (R$ (86,425) from January 1 to March 31, 2014).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long-term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans assumed at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. The exchange of shares for ITUB4 did not have relevant financial impact accordingly.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three (3) months of the year prior to the grant date. The prices determined will be restated until the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on the index to be internally determined, and they should be paid within a period equal to that in force for settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon the issue, from one (1) to seven (7) years, counted from the grant date. The vesting period is normally determined at five (5) years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three (3) years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option.

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	172

	Simple options
	Quantity	Weighted average Exercise price	Weighted average Market value
Opening balance at 12/31/2014	50,147,374	35.67
Options exercisable at the end of the period	26,247,536	35.37
Options outstanding not exercisable	23,899,838	36.00
Options:
Granted	-	-
Canceled/Forfeited (*)	(364,058)	36.59
Exercised	(50,084)	26.55	36.73
Closing balance at 03/31/2015	49,733,232	36.34
Options exercisable at the end of the period	26,230,994	35.93
Options outstanding not exercisable	23,502,238	36.80
Range of exercise prices
Granting 2008-2009		26,61 - 40,70
Granting 2010-2012		26,27 - 43,23
Weighted average of the remaining contractual life (in years)	2.58

(*) Refers to non-exercise due to the beneficiary’s option.

	Simple options
	Quantity	Weighted average Exercise price	Weighted average Market value
Opening balance at 12/31/2013	65,316,846	32.85
Options exercisable at the end of the period	32,734,794	30.42
Options outstanding not exercisable	32,582,052	36.25
Options:
Granted	-	-
Canceled/Forfeited (*)	(27,465)	35.21
Exercised	(3,404,265)	26.22	29.29
Closing balance at 03/31/2014	61,885,116	34.15
Options exercisable at the end of the period	29,633,388	31.18
Options outstanding not exercisable	32,251,728	36.88
Range of exercise prices
Granting 2006-2009		25,63 - 43,34
Granting 2010-2012		26,27 - 41,63
Weighted average of the remaining contractual life (in years)	3.29

(*) Refers to non-exercise due to the beneficiary’s option.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	173

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program that invests a percentage of their bonus to acquire ITUB4 shares and share-based instruments; accordingly, the ownership of these shares should be held by the beneficiaries for a period from three (3) to five (5) years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspension conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 as consideration was estimated at R$ 36.62 per share at March 31, 2015 (R$ 28.42 per share at March 31, 2014).

Law No. 12,973/14, which adjusted tax legislation to the international accounting standards and terminated the Transition Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2014	24,304,025
New granted	9,456,891
Cancelled	(251,905)
Exercised	(2,046,619)
Balance at 03/31/2015	31,462,392
Weighted average of remaining contractual life (years)	2.55

Quantity
Balance at 12/31/2013	18,351,820
New granted	7,341,061
Cancelled	(1,619)
Exercised	(2,687,433)
Balance at 03/31/2014	23,003,829
Weighted average of remaining contractual life (years)	2.70

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	174

II-	Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three (3) years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, subject to the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 34.36 per share at March 31, 2015 (R$ 27.86 per share at March 31, 2014).

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	9,770,192
New	6,262,332
Delivered	(3,877,685)
Cancelled	(236,103)
Balance at 03/31/2015	11,918,736

Change in variable compensation in shares	2014
Quantity
Balance at 12/31/2013	5,214,388
New	5,266,861
Delivered	(1,702,585)
Cancelled	(28,885)
Balance at 03/31/2014	8,749,779

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	175

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) e a ITAÚSA, direct and indirect shareholders do ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	176

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	03/31/2015	03/31/2014	01/01 to 03/31/2015	01/01 to 03/31/2014	Annual rate	03/31/2015	03/31/2014	01/01 to 03/31/2015	01/01 to 03/31/2014
Interbank investments		40,701,568	35,483,079	1,015,796	842,730		21,385	-	641	-
Itaú Unibanco S.A.	12.65% pre fixed or 100% of Selic	31,174,355	28,684,060	881,824	730,141		21,385	-	641	-
Grand Cayman Branch	2,14% to 6.36% pre fixed	9,008,251	6,799,019	120,355	112,589		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	10.75% pre fixed	518,962	-	13,617	-		-	-	-	-
Securities and derivative financial instruments		16,346,155	11,528,233	198,976	164,273		-	-	-	-
Grand Cayman Branch	5.13% to 6.20% pre fixed	16,346,155	11,528,233	198,976	164,273		-	-	-	-
Deposits		-	-	-	(2,274)		-	-	-	-
Itaú Unibanco S.A.		-	-	-	(2,274)		-	-	-	-
Securities sold under repurchase agreements		(327)	-	(891)	-		(196,296)	(201,573)	(5,765)	(3,848)
Itaú Bank, Ltd.		(327)	-	(891)	-		-	-	-	-
Duratex S.A.		-	-	-	-	100% to 101,5% of Selic	(99,350)	(104,359)	(3,038)	(3,061)
Elekeiroz S.A.		-	-	-	-	100% of Selic	-	(20,358)	-	(592)
Itautec S.A.			-	-	-	100% of Selic	(1,581)	(4,293)	(43)	(54)
Itaúsa Empreendimentos S.A.		-	-	-	-	100% of Selic	(95,364)	(67,577)	(2,684)	-
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% of Selic	-	(4,986)	-	(141)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(320)	(274)	(930)	(868)		(107,274)	(112,795)	15,608	(120)
Itaú Unibanco S.A.		(13)	-	-	-		3,407	-	6,924	-
Itaú Corretora de Valores S. A.		(307)	(274)	(930)	(868)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	139	-	335
Itaúsa Empreendimentos S.A.		-	-	-	-		-	-	(1,792)	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(10,911)	(15,271)	8,488	8,160
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		280	237	1,257	1,227
Fundação BEMGEPREV		-	-	-	-		24	21	150	157
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	-	-	-		(100,262)	(93,229)	75	72
Other		-	-	-	-		188	(4,692)	506	(10,071)
Rent revenues (expenses)		-	-	(62)	(62)		-	-	(13,598)	(13,295)
Itaúsa Investimentos Itaú S.A.		-	-	-	(4)		-	-	(425)	(388)
Itaú Seguros S.A.		-	-	(47)	(44)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(9,832)	(9,523)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(3,255)	(3,384)
Other		-	-	(15)	(14)		-	-	(86)	-
Donation expenses		-	-	-	-		-	-	(27,000)	(21,000)
Instituto Itaú Cultural		-	-	-	-		-	-	(27,000)	(21,000)
Data processing expenses		-	-	-	(7)		-	-	-	(61,973)
Itautec S.A.		-	-	-	(7)		-	-	-	(61,973)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 974 (R$ 1,943 from 01/01 to 03/31/2014) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	177

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to 03/31/2015	01/01 to 03/31/2014
Compensation	155,259	97,540
Board of Directors	8,121	3,338
Management members	147,138	94,202
Profit sharing	35,787	61,414
Board of Directors	288	1,371
Management members	35,499	60,043
Contributions to pension plans	3,572	1,875
Board of Directors	1	1
Management members	3,571	1,874
Stock option plan – Management members	54,512	40,547
Total	249,130	201,376

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	178

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Interbank deposits	25,894,799	30,381,789	25,894,886	30,383,364	87	1,575	87	1,575
Securities and derivative financial instruments	324,059,762	266,581,909	323,795,209	267,161,049	(1,667,399)	(1,195,729)	(264,553)	579,140
Adjustment of available-for-sale securities					(689,991)	(1,093,359)	-	-
Adjustment of held-to-maturity securities					(977,408)	(102,370)	(264,553)	579,140
Loan, lease and other credit operations	439,751,189	383,248,971	441,439,861	384,603,868	1,688,672	1,354,897	1,688,672	1,354,897
Investments
BM&FBOVESPA	14,610	14,610	122,333	123,319	107,723	108,709	107,723	108,709
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,627,045	1,613,837	3,513,957	3,130,617	1,886,912	1,516,780	1,886,912	1,516,780
Fundings and borrowings (3)	227,570,782	202,678,144	228,482,147	202,891,478	(911,365)	(213,334)	(911,365)	(213,334)
Subordinated debt (Note 10f)	59,527,479	56,424,000	59,898,714	56,773,555	(371,235)	(349,555)	(371,235)	(349,555)
Treasury shares	1,667,093	1,568,097	2,183,739	1,974,187	-	-	516,646	406,090

(1) This does not consider the corresponding tax effects.

(2) Parent company of Porto Seguro S.A.

(3) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	179

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value in stock exchanges.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	180

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution		Other benefits		Total
	01/01 to 03/31/2015	01/01 to 03/31/2014	01/01 to 03/31/2015	01/01 to 03/31/2014	01/01 to 03/31/2015	01/01 to 03/31/2014	01/01 to 03/31/2015	01/01 to 03/31/2014
Cost of current service	(15,440)	(17,648)	-	-	-	-	(15,440)	(17,648)
Net interest	(1,498)	(7,005)	54,701	49,008	(4,248)	(3,540)	48,955	38,463
Contribution	-	-	(39,242)	(37,261)	-	-	(39,242)	(37,261)
Benefits paid	-	-	-	-	3,425	2,253	3,425	2,253
Total Amounts Recognized	(16,938)	(24,653)	15,459	11,747	(823)	(1,287)	(2,302)	(14,193)

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014
At the beginning of the period	(75,206)	(354,467)	(220,808)	(285,565)	(8,436)	6,744	(304,450)	(633,288)
Effects on asset ceiling	7,644	5,193	(11,727)	3,506	-	-	(4,083)	8,699
Remeasurements	5,362	(3,340)	21,173	27,164	-	(1,582)	26,535	22,242
Total Amounts Recognized	(62,200)	(352,614)	(211,362)	(254,895)	(8,436)	5,162	(281,998)	(602,347)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	181

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19c.

Employees hired up to July 31, 2002, whom came from Itaú, and until February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. With regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Supplementary Plan (3)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	182

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	03/31/2015	03/31/2014
Discount rate (1)	10.24% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium-term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2014 was adopted a consistent with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted by an independent, external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	183

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At March 31, 2015 and 2014 the allocation of plan assets and the allocation target for 2015, by type of asset, are as follows:

	Fair value		% Allocation
Types	03/31/2015	03/31/2014	03/31/2015	03/31/2014	2015 Target
Fixed income securities	12,382,270	11,496,977	91.10%	91.17%	53% to 100%
Variable income securities	658,639	597,741	4.85%	4.74%	0% to 20%
Structured investments	21,930	17,004	0.16%	0.14%	0% to 10%
Real estate	482,854	472,266	3.55%	3.74%	0% to 7%
Loans to participants	46,847	26,958	0.34%	0.21%	0% to 5%
Total	13,592,540	12,610,946	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 572,436 (R$ 519,045 at 03/31/2014), and real estate rented to Group companies, with a fair value of R$ 451,460 (R$ 469,501 at 03/31/2014).

Fair value - the fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	03/31/2015	03/31/2014
1 - Net assets of the plans	13,592,540	12,610,946
2 - Actuarial liabilities	(11,804,081)	(11,677,370)
3- Surplus (1-2)	1,788,459	933,576
4- Asset restriction (*)	(1,881,919)	(1,296,963)
5 - Net amount recognized in the balance sheet (3-4)	(93,460)	(363,387)
Amount recognized in Assets (Note 13a)	256,016	242,459
Amount recognized in Liabilities (Note 13c)	(349,476)	(605,846)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	184

V- Change in the net amount recognized in the balance sheet:

	03/31/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(15,440)	(15,440)	-	(15,440)
Net interest (1)	333,615	(287,935)	45,680	(47,178)	(1,498)
Benefits paid	(201,857)	201,857	-	-	-
Contributions of sponsor	14,709	-	14,709	-	14,709
Contributions of participants	3,257	-	3,257	-	3,257
Effects on asset ceiling	-	-	-	7,644	7,644
Remeasurements (2) (3)	5,059	(7,885)	(2,826)	4,931	2,105
Value at end of the period	13,592,540	(11,804,081)	1,788,459	(1,881,919)	(93,460)

	03/31/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(17,648)	(17,648)	-	(17,648)
Net interest (1)	295,575	(271,615)	23,960	(30,965)	(7,005)
Benefits paid	(188,565)	188,565	-	-	-
Contributions of sponsor	16,833	-	16,833	-	16,833
Contributions of participants	3,248	-	3,248	-	3,248
Effects on asset ceiling	-	-	-	5,193	5,193
Remeasurements (2) (3)	(28,215)	181	(28,034)	21,446	(6,588)
Value at end of the period	12,610,946	(11,677,370)	933,576	(1,296,963)	(363,387)

(1) Corresponds to the amount calculated on 01/01/2015 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a..(On 01/01/2014 the rate used was 9.72% a.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 338,674 (R$ 267,360) at March 31, 2014).

During the period, contributions made totaled R$ 14,709 (R$ 16,833 from January 1 to March 31, 2014). The contribution rate increases based on the beneficiary’s salary.

In 2015, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 58,566.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2015	845,132
2016	867,539
2017	889,038
2018	915,188
2019	942,362
2020 a 2024	4,812,447

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	667,851	5.73%	(314,667)
- Increase by 0.5%	(578,228)	(5.22)%	331,546

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	185

d) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	03/31/2015			03/31/2014
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,438,272	(223,616)	2,214,656	2,361,025	(274,533)	2,086,492
Net interest	59,813	(5,112)	54,701	55,665	(6,657)	49,008
Contribution	(39,242)	-	(39,242)	(37,261)	-	(37,261)
Effects on asset ceiling	-	(11,727)	(11,727)	-	3,506	3,506
Remeasurements	9,020	12,153	21,173	26,571	593	27,164
Amount - end of the period (Note 13a)	2,467,863	(228,302)	2,239,561	2,406,000	(277,091)	2,128,909

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 54,477 (R$ 52,227 from January 1 to March 31, 2014), of which R$ 39,242 (R$ 37,261 from January 1 to March 31, 2014) arises from pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	03/31/2015	03/31/2014
At the beginning of the period	(170,593)	(146,818)
Cost of interest	(4,248)	(3,540)
Benefits paid	3,425	2,253
Remeasurements	-	(3,238)
At the end of the period (Note 13c)	(171,416)	(151,343)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2015	9,344
2016	10,034
2017	10,743
2018	11,473
2019	12,174
2020 a 2024	73,039

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,174	(1,815)
Present value of obligation	Asset valuation adjustment	21,234	(17,723)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2015	186

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Assets
Current assets and long-term receivables
Cash and cash equivalents	4,929,215	3,445,965	5,025,324	3,509,022	714,228	534,663	543,983	572,136	743,026	706,197	10,695,085	7,788,655
Interbank investments	26,149,779	21,370,554	5,042,034	3,044,945	4,495,367	3,728,128	9,385,463	15,267,078	457,952	263,472	19,038,137	26,837,044
Securities	58,476,314	54,111,745	6,786,304	5,548,262	3,963,141	2,402,026	31,208,360	4,817,501	40,450	31,524	99,333,807	66,225,667
Loan, lease and other credit operations	107,637,151	61,204,397	48,102,024	33,423,092	14,918,072	8,354,578	146,912	105,218	1,236	706	170,709,145	103,020,094
Foreign exchange portfolio	77,682,732	35,475,384	1,192,560	1,311,597	5,744,073	3,837,451	-	50,675	-	-	84,177,255	40,208,125
Other assets	6,216,059	1,991,129	7,502,446	4,429,801	644,727	283,109	635,679	950,683	7,042,567	3,376,392	21,891,034	10,982,342
Permanent assets
Investments	-	-	8,894	57,778	14,640	7,423	200,589	144,864	703,315	487,212	23,793	65,385
Fixed and intangible assets	19,593	12,747	927,882	557,978	161,392	153,846	130	327	20,061	17,258	1,129,060	742,155
Total	281,110,843	177,611,921	74,587,468	51,882,475	30,655,640	19,301,224	42,121,116	21,908,482	9,008,607	4,882,761	406,997,316	255,869,467

Liabilities
Current and long-term liabilities
Deposits	80,031,736	65,283,151	47,402,618	33,291,884	11,137,941	6,902,210	4,931,332	944,448	732,256	2,662,286	131,089,723	93,857,763
Demand deposits	17,676,987	9,866,813	13,549,371	9,037,985	8,278,855	5,459,052	1,164,966	775,640	732,256	2,662,286	40,137,210	26,822,448
Savings deposits	-	-	8,875,777	5,322,182	-	-	-	-	-	-	8,875,777	5,322,182
Interbank deposits	48,193,791	16,339,680	207,261	92,027	2,044,790	764,566	3,766,366	168,808	-	-	43,033,599	5,004,096
Time deposits	14,160,958	39,076,658	24,770,209	18,839,690	814,296	678,592	-	-	-	-	39,043,137	56,709,037
Deposits received under securities repurchase agreements	20,995,077	13,378,351	486,836	444,468	-	-	13,714,851	2,101,451	1,081,407	9,980	21,285,464	13,115,795
Funds from acceptance and issuance of securities	1,786,346	2,186,459	5,188,057	3,358,905	7,174,180	4,778,802	1,501,264	2,220,126	-	-	15,649,520	12,532,544
Borrowings	44,591,154	27,587,858	3,697,502	2,933,142	765,156	624,732	37,532	1	-	-	49,091,345	31,145,733
Derivative financial instruments	8,809,657	2,150,528	1,635,618	923,227	1,827,498	572,434	509,885	644,196	-	-	12,074,679	3,853,809
Foreign exchange portfolio	78,059,173	35,415,570	1,192,174	1,310,953	5,667,081	3,835,732	-	50,871	-	-	84,476,318	40,146,145
Other liabilities	29,490,223	19,749,000	5,293,481	3,267,704	712,049	299,102	1,870,351	1,486,239	4,494,705	93,688	41,567,376	24,770,203
Deferred income	212,196	151,567	3,951	3,061	67,183	27,435	-	-	1,840	1,352	285,171	183,416
Minority interest in subsidiaries	-	-	342	244	-	-	-	889,561	-	-	342	889,806
Stockholders’ equity
Capital and reserves	17,914,795	11,292,886	9,396,979	6,076,988	2,941,384	2,281,906	19,173,584	13,594,530	2,750,671	2,142,695	51,351,009	34,751,936
Net income for the period	(779,514)	416,551	289,910	271,899	363,168	(21,129)	382,317	(22,941)	(52,272)	(27,240)	126,369	622,317
Total	281,110,843	177,611,921	74,587,468	51,882,475	30,655,640	19,301,224	42,121,116	21,908,482	9,008,607	4,882,761	406,997,316	255,869,467
Statement of Income
Income from financial operations	1,264,274	1,229,454	1,206,989	1,208,421	461,267	81,397	392,190	58,949	(12,918)	1,151	2,056,063	2,523,278
Expenses of financial operations	(990,060)	(663,677)	(414,116)	(510,236)	(54,522)	(29,912)	27,159	(54,972)	(2,671)	(751)	(252,225)	(1,203,815)
Result of loan losses	(921,001)	(114,691)	(102,526)	(86,421)	8,793	(25,278)	-	-	(136)	(66)	(1,014,870)	(226,457)
Gross income from financial operations	(646,787)	451,086	690,347	611,764	415,538	26,207	419,349	3,977	(15,725)	334	788,968	1,093,006
Other operating revenues (expenses)	(132,727)	(34,186)	(311,978)	(258,349)	(26,509)	(40,701)	(37,032)	(26,918)	(32,757)	(24,626)	(544,392)	(378,929)
Operating income	(779,514)	416,900	378,369	353,415	389,029	(14,494)	382,317	(22,941)	(48,482)	(24,292)	244,576	714,077
Non-operating income	-	-	(1,626)	23,184	-	-	-	-	593	397	(1,130)	23,270
Income before taxes on income and profit sharing	(779,514)	416,900	376,743	376,599	389,029	(14,494)	382,317	(22,941)	(47,889)	(23,895)	243,446	737,347
Income tax	-	(349)	(81,874)	(93,794)	(21,419)	(458)	-	-	(2,984)	(3,345)	(106,277)	(97,947)
Statutory participation in income	-	-	(4,950)	(10,895)	(4,442)	(6,177)	-	-	(1,399)	-	(10,791)	(17,072)
Minority interest in subsidiaries	-	-	(9)	(11)	-	-	-	-	-	-	(9)	(11)
Net income (loss)	(779,514)	416,551	289,910	271,899	363,168	(21,129)	382,317	(22,941)	(52,272)	(27,240)	126,369	622,317
(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo and Nassau Branch, ITAÚ UNIBANCO HOLDING S.A - Agência Grand Cayman.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Valores S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada, Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay,Itaú BBA México S.A (new company name of Tarjetas Unisoluciones S. A. de Capital Variable), Proserv - Promociones Y Servicios S.A. de C. V., MCC Asesorias Limitada (Note 2c), MCC Securities INC. (Note 2c), Itaú BBA SAS, MCC Corredora de Bolsa (Note 2c) and Itaú BBA Colômbia; only at 03/31/2014, Fundo ETF IPSA e Oca Casa Financeira S.A.; only at 03/31/2015, Itau BBA Mexico Casa de Bolsa S.A. de C.V.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A (new company name of Banco Itaú Europa Luxembourg S.A.), Banco Itaú International (new company name of Banco Itaú Europa International), Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International PLC; only at 03/31/2014, Itaú Europa SGPS Lda.
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Itaú Cayman Directors Ltd., UBT Finance S.A., Itaú Cayman Nominees Ltd., BIE Cayman Ltd.; only at 03/31/2014, Rosefield Finance Ltd. (50%).
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Albarus S.A., Garnet Corporation, Itau Global Asset Management, Itaú Asia Securities Ltd., Itaú Middle East Limited, Itaú USA Asset Management Inc., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú UK Asset Management Limited, Itaú Singapore Securities Pte. Ltd; only at 03/31/2014, Itaú Asia Limited, Unipart B2B Investments S.L and Itaú (Beijing) Investment Consultancy Limited .
(6)	Foreign consolidated information presents balances net of consolidation eliminations.

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Note 21 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with a possible impact on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through panels, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No. 3,547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its first ICAAP report to BACEN in September 2013, related to the June 2013 reporting date.

ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING CONSOLIDATED is or could be exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress test exercises, aimed at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment, which consists of comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with best market practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

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I – Market risk

Market risk is the possibility of losses arising from variations in the market values of positions held by a financial institution, including the risk of transactions subject to the variations in foreign exchange and interest rates, equities, of price indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio and ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of corporate bodies and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This market risk framework includes limits that involve the monitoring of aggregate risk indicators (at the portfolio level) and extends its coverage to more granular levels (the individual desk level) with specific limits aiming to improve the process of risk monitoring and understanding and also to prevent risk concentration. These limits are dimensioned considering the projected results of the balance sheet, size of equity, liquidity, complexity and volatility of the market and risk appetite of the institution. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding corporate bodies. Additionally, daily risk reports used by the business and control areas are issued to the executives. The process of setting these limits levels and breach reporting follows the governance approved by our financial conglomerate’s internal policies.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by corporate bodies composed of members of top management. This structure of limits and alerts enhances effectiveness, and the control coverage is reviewed at least annually.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, monitoring of stress scenarios, limits and alerts, applying stress scenarios, analysis and testing, reporting risk results to those accountable for in the business units, in accordance with the governance established and monitoring the actions required adjust positions and/or risk level to make them feasible. In addition, the area provides support to launch new financial products. For this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the panels and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

The inherent exposures to market risk in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

CMN has specific rules establishing that the exposure to market risk must be segregated at the least into the following categories: Interest rates, foreign exchange rates, shares and commodities. Price indexes are treated as a risk factor group and are granted the same treatment given to other risk factors, such as interest rates, and foreign exchange rates, among others, and follow the same limit and risk governance structure adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for market risk management purposes.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At March 31, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR (Historical Simulation) of R$ 221.7 million (R$ 80.6 million at March 31, 2014 Total VaR Parametric).

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II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models of measurement of credit risk. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery, in case of transactions default.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The management structure seeks to identify, evaluate, mitigate, monitor and report the operational risk for the purpose of assuring that the quality of the control environment is compliant with the internal guidelines and regulation currently in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

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A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.

•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves,

•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;

•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations;

•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and pension plan beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	03/31/2015	03/31/2014
Permanent foreign investments	51,477,378	35,374,253
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(82,650,877)	(56,008,139)
Net foreign exchange position	(31,173,499)	(20,633,886)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	03/31/2015	03/31/2014	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Investment funds	499,720,570	454,188,782	499,720,570	454,188,782	2,196	2,236
Fixed income	464,000,730	416,372,237	464,000,730	416,372,237	1,816	1,848
Shares	35,719,840	37,816,545	35,719,840	37,816,545	380	388
Managed portfolios	270,846,044	239,270,615	195,102,993	172,507,508	15,455	15,717
Customers	136,073,461	238,665,557	96,068,208	82,725,041	15,388	15,658
Itaú Group	134,772,583	605,058	99,034,785	89,782,467	67	59
Total	770,566,614	693,459,397	694,823,563	626,696,290	17,651	17,953

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

	03/31/2015	03/31/2014
Monthly estimate of installments receivable from participants	149,728	125,739
Group liabilities by installments	10,980,868	10,177,231
Participants – assets to be delivered	9,950,560	9,395,349
Funds available for participants	1,278,609	983,526
(In units)
Number of managed groups	799	847
Number of current participants	400,000	384,493
Number of assets to be delivered to participants	199,111	220,305

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to March 31, 2015 and 2014 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 3,056,338 (R$ 2,659,819 at March 31, 2014). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 27,000 (R$ 21,000 from January 1 to March 31, 2014).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities.

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED

	01/01 to 03/31/2015	01/01 to 03/31/2014
Goodwill on acquisition (Note 15b ll)	(60,215)	(42,498)
COFINS / Provision for loss carryforwards - Porto Seguro (Note 15a II)	-	(59,515)
Favorable decision on thesis of broadening the PIS / COFINS calculation base from IRB (Note 15a II)	-	33,451
Program for Cash or Installment Payment of Taxes (Notes 12e and 12f)	27,309	-
Provision for contingencies - Economic Plans	(42,079)	(41,320)
Total	(74,985)	(109,882)

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l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

m)	Law No. 12,973: on May 14, 2014, Law No. 12,973 was published as a conversion of Provisional Measure No. 627 to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Law No. 12,973 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11,941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest on income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

ITAÚ UNIBANCO HOLDING estimates that said Law No. 12,973 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

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Report on review of interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A. stand alone, which comprise the balance sheet as at March 31, 2015 and the related statements of income, changes in stockholders equity’s and cash flows for the three-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at March 31, 2015 and the related consolidated statements of income and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of the stand alone and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the stand alone and Consolidated interim Financial Statements

Based on our review, nothing has come to our attention that causes us to believe that the stand alone and the Consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2015 and the parent financial performance and cash flows, as well as the Consolidated financial performance and the Consolidated cash flows, for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

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Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the three-month period ended March 31, 2015, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, May 4, 2015

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2015 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo (SP), May 4, 2015.

ALBERTO SOZIN FURUGUEM

Member

LUIZ ALBERTO DE CASTRO FALLEIROS	JOSÉ CARUSO CRUZ HENRIQUES
Member	Member

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